2004 ANNUAL REPORT



05047843



FIRST HORIZON
NATIONAL CORPORATION



SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2005
WASH, D.C.
SECTION



PROCESSED
MAR 2 2 2005
THOMSON
FINANCIAL

Who We Are

First Horizon National Corporation (NYSE:FHN), formerly called First Tennessee National Corporation, is a nationwide financial services institution. From our roots as a small bank in 1864, we have grown to be one of the 30 largest bank holding companies in the U.S. in asset size and market capitalization. We have a team of approximately 12,400 employees in more than 1,000 locations in 47 states that provides financial services to individual and business customers.

For 2004 we had:

- $29.8 billion in assets at year-end
- $5.4 billion in market capitalization at year-end
- ROE of 23.9 percent
- ROA of 1.66 percent
- Five-year average annual EPS growth of 14 percent

The corporation's three major brands – First Horizon, First Tennessee and FTN Financial – provide customers with a broad range of products and services, including:

- Retail/commercial banking, with the largest market share in Tennessee and one of the highest customer retention rates of any bank in the country
- Mortgage banking, one of the nation's top 15 mortgage servicers and top 20 originators, which earned a top-10 ranking in customer satisfaction from J.D. Power and Associates
- Capital markets, one of the nation's top underwriters of U.S. government agency securities

More information can be found at www.FirstHorizon.com.

What We Believe

Our Vision

A premier national financial services company, dedicated to creating the highest levels of value, producing long-term levels of industry-leading profitability and growth

Our Core Values

We hire, retain and develop the best people, ensuring that every employee has the opportunity to demonstrate high performance and succeed. We nurture our employees as our competitive advantage.

As one enterprise, we exhibit an uncommon ability to work together, based on interdependence and trust.

As owners, we take individual responsibility for our overall success.

When we identify a goal, we are committed to meeting it. We execute with speed and diligence and take pride in going above and beyond.

We create value and build loyalty by understanding and exceeding the expectations of customers in our target markets.

We have the courage to make decisions and take actions based on personal and professional integrity.

In 2004 we continued to earn national recognition for our employees first commitment:

- Named one of the 100 Best Corporate Citizens by Business Ethics magazine
- Named to the AARP Best Employers for Workers over 50 list
- Earned 10th straight spot on Working Mother magazine's annual list of the 100 Best Companies for Working Mothers
- Made Fortune magazine's Hall of Fame for earning a spot on its list of the 100 Best Companies to Work For since the list's inception in 1998



Chairman's Message

2004 was a little like a suspenseful movie. You think you know where it's headed, but the outcome surprises you.

When we started the year, we built our plan on certain economic assumptions. Those assumptions held up for the first half of '04, but missed the mark in the second six months, when short-term interest rates rose as anticipated, but long-term rates fell, creating a flattening of the yield curve. That resulted in the fixed income revenue in our capital markets business remaining sluggish for most of the year instead of recovering as we had planned. Our mortgage business was affected by this uncertain environment as well, due to unfavorable impacts on mortgage origination pricing and a continued elevated impact on impairment costs at a time when refinancing declined significantly.

However, through it all, First Horizon National Corporation produced earnings that, with the exception of an accounting change, were basically flat compared with 2003's record year. And while we had no earnings growth for the first time in years, we were able to achieve some very positive results while continuing to make significant investments for the future. These achievements included year-over-year commercial loan growth of 25 percent, an increase of almost 15 percent in the number of relationship managers in our mortgage company and, most recently, the January 2005 acquisition of the fixed income arm of Spear, Leeds & Kellogg within our capital markets division.

"Our (retail/commercial banking) strategy is to follow the critical mass of our mortgage customers into key markets, cross-selling them other financial products."

The brightest spot, of course, was in retail/commercial banking, which rebounded as anticipated and produced 82 percent of our overall pretax earnings in the fourth quarter compared to 47 percent in the final quarter of 2003. The drivers of income growth in the bank were excellent returns from our national cross-selling efforts, a continued improvement in asset quality and a reduction in discretionary spending. Our national expansion strategies are producing significant results as evidenced by the $118 million increase in pre-tax contribution in 2004. That growth is especially encouraging because it is the key to our ability to evolve into the type of national financial services company we aspire to become.

Let me clarify what we mean by "national." We have 15 major markets that we have identified across the country as targets for expansion. Within those targets are about 50 metropolitan areas that we think present opportunities for the execution of our expansion strategy. Our strategy is to follow the critical mass of our mortgage customers into key markets, cross-selling them other financial products.

A great example of this approach is our First Horizon Bank in Northern Virginia. We targeted that market because of its attractive demographics and because we had in excess of 25,000 mortgage customers already there. Building on that base, we began offering other financial products to customers and, about a year ago, began opening bank branches in addition to the mortgage offices that were already in place. This has proven to be a cost-efficient way for our bank to enter a market. The Northern Virginia market now has seven bank offices offering a full array of financial products, with almost $600 million in consumer and commercial lending products sold last year. For 2005 we have initiated the same strategy in Texas and Georgia. Our expansion into all 15 of our major markets will likely take at least five years to complete. So, when we talk about becoming a "national company," we don't mean omnipresent. But we do mean a presence in key markets, over time, across the country.

The major question for 2005 is when will the lingering market conditions that continue to impact mortgage and capital markets finally abate? Our current assumptions have them persisting in the early part of the year and gradually giving way as the year progresses. But as we learned painfully in 2004, no one has a precise insight into the timing of market conditions.

One of the questions I get asked on a frequent basis has to do with the degree of volatility inherent in our business mix. Well, there is no question that volatility affects us, especially in our mortgage and capital markets operations, which are more sensitive to certain interest rate environments than retail/commercial banking. But the truth is, volatility can be positive as well as negative. If you look at the history of our organization, it's easy to see that our high-performing growth record is marked by volatility in both directions. And it's also clear that the positive impact of volatility has been much stronger than the negative and, in fact, has been a catalyst for our sustained performance. First Horizon has not been the kind of company that generates the same level of earnings each quarter, and with our strategy and business mix, we won't be. What we are is a company that that has achieved, during this business cycle, EPS growth near the top of the industry and, with our high dividend yield, a strong total return to shareholders.

"What we are is a company that that has achieved, during this business cycle, EPS growth near the top of the industry and, with our high dividend yield, a strong total return to shareholders."

Those of you who follow our company closely know that we're proud of our culture and believe it to be a competitive advantage. One of our goals is to retain that advantage as we grow. Today, we have more than 12,000 employees, and we expect to at least double that number as we expand into the 15 targeted markets. One of the great things about having a reputation as an employer of choice is how it enhances our ability to hire the best people. Instead of diluting our culture, we find that many of our new hires actually enhance it.

Recently our company again made the Fortune list of best companies to work for. It was our eighth consecutive year and put us in the Fortune Hall of Fame for companies that have made the list every year. Each time I get the opportunity to speak to shareholders or the analysts who cover us, I make sure they understand that the fundamental driver of our success is our people and the relationships they develop with our customers. Our employees were great in 2004 during a challenging year, and I know they are eager to see First Horizon National Corporation return to its customary position among the top growth companies in our industry.

Ken Glass

Chairman of the Board
President and
Chief Executive Officer

February 1, 2005



Business Segments at a Glance

In response to the changing interest rate environment, our business mix rebalanced as refinance earnings and fixed income sales slowed. Retail/Commercial Banking pre-tax earnings grew to approximately $413 million compared to $245 million in 2003. This contribution was 62 percent of our pretax earnings in 2004 compared to 34 percent in 2003.

Each year our four business segments experience special challenges and successes, but it is the combination of these businesses and the hard work of our employees that allow us to provide more than one million retail and business customers with All Things Financial.

RETAIL/COMMERCIAL BANKING

Operating under the brand First Tennessee Bank in Tennessee metro areas and First Horizon Bank nationally, we are a full-service provider of business and consumer financial services offering deposits, loans, investments, insurance, financial planning, trust, asset management, credit card and treasury management services.



In millions
$1,200-
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2003
2004
PRE-TAX EARNINGS
REVENUES

REVIEW OF 2004

Our national expansion growth continued and Retail/Commercial Banking rebounded, due in part to our national cross-selling efforts, strong asset quality, a reduction in discretionary spending and robust loan growth.

In Tennessee, we gained significant market share driven by sales force growth, the addition of new financial centers, new marketing campaigns and continued expansion in Middle Tennessee. While we have the most loyal customer base in Tennessee and one of the highest customer retention rates of any bank in the country, in 2004 we intensified our commitment to creating exceptional customer experiences throughout our financial centers. We updated our service standards, introduced new training and streamlined processes, and our financial center employees renewed their commitment to take care of customers by signing a personal service pledge.

Building on the relationships we established with our mortgage, consumer loan and construction customers, we stepped up our national expansion by opening seven First Horizon Bank financial centers in Northern Virginia. There we have been successfully cross-selling commercial lending and trust services to existing mortgage customers and new banking customers. We also have experienced significant growth in home equity lines of credit, construction lending and deposits. The next step of our expansion is to increase our presence in Texas and Georgia much like we did in Northern Virginia.

CAPITAL MARKETS

Our full-service securities firm is focused on institutional investors. Operating under the brand FTN Financial, revenues include fixed income securities sales, investment banking, equity research, portfolio advisory services as well as the sale of other financial products. We are one of the nation's top underwriters of U.S. government agency securities, and our revenue base provides earnings through an array of products and services.



In millions
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2002
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2004
PRE-TAX EARNINGS
REVENUES

REVIEW OF 2004

Following its record year in 2003, fixed income revenue declined as the demand for fixed income securities lessened. Uncertainty within the investment community regarding interest rates caused fixed income investors to delay their purchases. Traditionally, depository institutions have comprised the majority of our customer base; however, mutual funds, municipalities and other money managers also are an important part of our business. The acquisition in 2005 of the fixed income arm of Spear, Leeds & Kellogg will enhance our strategic platform and increase our size and scale, solidifying our position among the industry leaders.

MORTGAGE BANKING

Building on the brand First Horizon Home Loans, our mortgage business is one of the nation's top 15 providers of mortgage servicing and top 20 originators. Mortgage Banking also includes fees from appraisals, inspections, captive reinsurance, flood insurance, property tax payment service and credit report scoring services. Many of our home loan offices also support Retail/Commercial Banking by cross-selling numerous other financial products to individuals and small businesses.



In millions
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2002
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PRE-TAX EARNINGS
REVENUES

REVIEW OF 2004

2004 was a challenging year for our mortgage business due to a substantial drop in industry-wide refinance activity and competitive pricing pressures. This was offset by improved servicing profitability generated by a more efficient servicing operation and growth in the servicing portfolio.

The mortgage business is critical to our national strategy because it continues to give us the opportunity to cross-sell more financial services to its large customer base. When our customers originate a first-lien mortgage at our mortgage financial centers, we offer them other products including home equity lines of credit, second-lien mortgages and credit cards. We have added specialists at some branches to support mortgage relationship managers in offering banking services like checking and savings accounts, CDs and IRAs, investment and insurance services, as well as small business loans. Seventy-eight of our mortgage retail financial centers have one or more specialists, and we plan to add more in the future.

CORPORATE

Our Corporate segment provides centralized business support in corporate oversight and management of expenses, including unallocated corporate expenses, expense on certain subordinated debt issuances and certain preferred stock and bank-owned life insurance. Also included in this segment are revenues from unallocated interest income associated with excess capital, funds management and venture capital.



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REVIEW OF 2004

Corporate segment pre-tax earnings improved by $59 million due to securities gains and reduced discretionary spending.





Shareholder Information

Corporate Headquarters
165 Madison Avenue
Memphis, TN 38103
(800) 489-4040
www.FirstHorizon.com

Common Stock
Our common stock is listed on the New York Stock Exchange and traded under the symbol FHN

Stock Transfer Agent
Wells Fargo Shareowner Services
(800) 468-9716

- For answers to questions about stock transfers, changes of address, dividend payments or lost certificates
- To receive general information or an enrollment card for direct deposit of dividend checks
- To eliminate duplicate mailings of financial information
- To receive information about our dividend reinvestment and stock purchase plan

Investor Relations
Mark Yates
(800) 410-4577 or (901) 523-4068
MYates@FirstHorizon.com

Media Relations
Kim Cherry
(800) 355-0340 or (901) 523-4726
KCherry@FirstHorizon.com

Corporate Subsidiaries
Federal Flood Certification Corp.
First Express Remittance Processing, Inc.
FHEL, Inc.
FH-FF Mortgage Services, LP
FHRF, Inc.
FHRIII, LLC
FHTRS, Inc.
First Horizon Asset Securities, Inc.
First Horizon Home Loan Corp.
First Horizon Insurance Services, Inc.
First Horizon Merchant Services, Inc.
First Horizon Mint Distribution, Inc.
First Horizon Mortgage Loan Corp.
First Tennessee Bank National Association
First Tennessee Brokerage, Inc.
First Tennessee Housing Corp.
First Tennessee Mortgage Services, Inc.
FTN Financial Capital Assets Corp.
FTN Financial Securities Corp.
FTN Midwest Securities Corp.
FT Building, LLC
FT Insurance Corp.
FTN Premium Services, Inc.
FT Real Estate Securities Company, Inc.
FT Reinsurance Company
FT Title Reinsurance Company, Inc.
Hickory Capital Corp.
Hickory Venture Capital Corp.
Highland Capital Management Corp.
Martin & Company, Inc.
Norlen Life Insurance Company
Synaxis Group, Inc.



Corporate Officers

J. Kenneth Glass
Chairman of the Board
President and Chief Executive Officer

Gerald L. Baker
President
First Horizon Financial Services

Charles G. Burkett
President
First Tennessee Financial Services

Jim L. Hughes
President
FTN Financial

John H. Hamilton
Executive Vice President
Bank Services Group

Herbert H. Hilliard
Executive Vice President
Risk Management

Harry A. Johnson, III
Executive Vice President
General Counsel

James F. Keen
Executive Vice President
Corporate Controller

Larry B. Martin
Chief Operating Officer
First Tennessee Financial Services

Sarah L. Meyerrose
Executive Vice President
Corporate and
Employee Services

Marty Mosby
Executive Vice President
Chief Financial Officer

John P. O'Connor, Jr.
Executive Vice President
Chief Credit Officer

Elbert L. Thomas, Jr.
Executive Vice President
Interest Rate Risk Management

Clyde A. Billings, Jr.
Senior Vice President
Assistant General Counsel
Corporate Secretary

Milton A. Gutelius, Jr.
Senior Vice President
Corporate Treasurer

Board of Directors

Robert C. Blattberg
Polk Brothers Distinguished Professor of Retailing
J.L. Kellogg Graduate School of Management
Northwestern University

George E. Cates
Retired Chairman of the Board
Mid-America Apartment Communities, Inc.

Simon F. Cooper*
President and Chief Operating Officer
The Ritz-Carlton Hotel Company, LLC

J. Kenneth Glass
Chairman of the Board
President and Chief Executive Officer

James A. Haslam, III
Chief Executive Officer
Pilot Travel Centers LLC

R. Brad Martin
Chairman of the Board and Chief Executive Officer
Saks Incorporated

Vicki R. Palmer
Executive Vice President
Financial Services and Administration
Coca-Cola Enterprises, Inc.

Michael D. Rose
Chairman
Gaylord Entertainment Company

Mary F. Sammons
President and Chief Executive Officer
Rite Aid Corporation

William B. Sansom
Chairman of the Board and Chief Executive Officer
The H.T. Hackney Co.

Jonathan P. Ward
Chairman and Chief Executive Officer
The ServiceMaster Company

Luke Yancy III
President and Chief Executive Officer
Mid-South Minority Business Council

*Elected January 18, 2005

Notwithstanding anything to the contrary set forth in any of our filings with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, including the annual report to shareholders, the annual report on Form 10-K, or the proxy statement, in whole or in part, the following "Information Concerning Certain Officer Certifications" is not a component of any such filings and shall not be incorporated by reference into any such filings. It is disclosed in our annual report to shareholders and accompanies our proxy statement in accordance with applicable rules of the New York Stock Exchange.

Information Concerning Certain Officer Certifications

Our chief executive officer and our chief financial officer each year make certain certifications that are included as Exhibits 31(a) and 31(b) to our annual report on Form 10-K which is filed with the U.S. Securities and Exchange Commission.

A copy of our most recent annual report on Form 10-K, including the financial statements and schedules thereto, is available free to each shareholder of record upon written request to the treasurer, First Horizon National Corporation, P. O. Box 84, Memphis, Tennessee, 38101. Each such written request must set forth a good faith representation that as of the record date specified in the notice of our 2005 annual shareholders' meeting the person making the request was a beneficial owner of a security entitled to vote at the annual meeting of shareholders. The exhibits to the annual report on Form 10-K will also be supplied upon written request to the treasurer and payment to us of the cost of furnishing the requested exhibit or exhibits. That report (including Exhibits 31(a) and 31(b)) also is available to the public without charge through the U.S. Securities and Exchange Commission's Web site at www.sec.gov.

In addition, shortly after our 2004 shareholders meeting, our chief executive officer submitted a certification to the New York Stock Exchange concerning compliance with certain listing requirements. A conformed copy of that certification is provided below. No disclosure was attached to that certification.

Conformed copy of most recent governance certification to NYSE:

Annual CEO Certification
(Section 303A.12(a))

As the Chief Executive Officer of First Horizon National Corporation and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed as an attachment hereto.

By: /s/ J. Kenneth Glass
Print Name: J. Kenneth Glass
Title: Chairman, President and Chief Executive Officer
Date: May 7, 2004

FINANCIAL INFORMATION AND DISCUSSION

TABLE OF CONTENTS

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	2004	2003	2002	2001	2000	1999
Net income before cumulative adjustment*	**$ 454.4**	$ 473.3	$ 376.5	$ 326.4	$ 232.6	$ 247.5
Net income	**454.4**	473.3	376.5	318.2	232.6	247.5
Common Stock Data						
Earnings per share before cumulative adjustment*	**$ 3.64**	$ 3.73	$ 2.97	$ 2.55	$ 1.79	$ 1.90
Earnings per share	**3.64**	3.73	2.97	2.49	1.79	1.90
Diluted earnings per share before cumulative adjustment*	**3.54**	3.62	2.89	2.48	1.77	1.85
Diluted earnings per share	**3.54**	3.62	2.89	2.42	1.77	1.85
Cash dividends declared per share	**1.63**	1.30	1.05	.91	.88	.79
Year-end book value per share	**16.39**	15.01	13.35	11.66	10.70	9.52
Closing price of common stock per share:						
High	**48.01**	47.98	40.45	37.25	29.06	45.19
Low	**41.59**	36.14	30.05	27.38	16.06	27.56
Year-end	**43.11**	44.10	35.94	36.26	28.94	28.50
Dividends per share/year-end closing price	**3.8%**	2.9%	2.9%	2.5%	3.0%	2.8%
Dividends per share/diluted earnings per share	**46.0**	35.9	36.3	36.7	49.7	42.7
Price/earnings ratio	**12.2x**	12.2x	12.4x	15.0x	16.3x	15.4x
Market capitalization	**$ 5,368.0**	$ 5,552.0	$ 4,553.9	$ 4,597.0	$ 3,744.7	$ 3,715.1
Average shares (thousands)	**124,731**	126,765	126,714	127,777	129,865	130,573
Period-end shares outstanding (thousands)	**123,532**	124,834	125,600	125,865	128,745	129,878
Volume of shares traded (thousands)	**173,177**	176,528	139,946	110,154	99,469	96,207
Selected Average Balances						
Total assets	**$27,305.8**	$25,133.6	$20,704.0	$19,227.2	$19,325.3	$18,625.3
Total loans**	**15,384.6**	12,656.3	10,634.5	10,104.3	9,932.0	8,818.8
Investment securities	**2,449.1**	2,544.9	2,466.4	2,595.3	2,862.7	2,702.7
Earning assets	**23,718.3**	21,328.9	17,397.4	16,125.4	16,095.5	15,583.7
Deposits	**17,635.5**	16,111.6	13,674.8	12,540.6	12,932.0	12,409.6
Term borrowings	**2,248.0**	1,342.9	685.5	521.5	384.3	371.1
Shareholders' equity	**1,905.5**	1,800.4	1,568.3	1,401.3	1,276.6	1,186.8
Selected Period-End Balances						
Total assets	**$29,771.7**	$24,506.7	$23,823.1	$20,621.6	$18,559.6	$18,378.0
Total loans**	**16,427.7**	13,990.5	11,345.4	10,283.1	10,239.5	9,363.2
Investment securities	**2,681.0**	2,470.4	2,700.3	2,525.9	2,839.0	3,101.3
Earning assets	**25,952.3**	20,621.1	19,999.8	17,085.7	15,193.3	14,944.2
Deposits	**19,782.2**	15,871.3	16,126.5	13,854.6	12,308.0	11,488.2
Term borrowings	**2,616.4**	1,726.8	929.7	550.4	409.7	358.7
Shareholders' equity	**2,041.0**	1,890.3	1,691.2	1,477.8	1,384.2	1,241.5
Selected Ratios						
Return on average shareholders' equity before cumulative adjustment*	**23.85%**	26.29%	24.00%	23.29%	18.22%	20.86%
Return on average shareholders' equity	**23.85**	26.29	24.00	22.71	18.22	20.86
Return on average assets before cumulative adjustment*	**1.66**	1.88	1.82	1.70	1.20	1.33
Return on average assets	**1.66**	1.88	1.82	1.66	1.20	1.33
Net interest margin	**3.62**	3.78	4.35	4.29	3.75	3.82
Allowance for loan losses to loans**	**.96**	1.15	1.27	1.46	1.36	1.44
Net charge-offs to average loans**	**.27**	.54	.93	.80	.62	.59
Average shareholders' equity to average assets	**6.98**	7.16	7.58	7.29	6.61	6.37
Average tangible equity to average tangible assets	**6.24**	6.37	6.70	6.66	5.98	5.70
Average shareholders' equity to average net loans	**12.52**	14.41	14.96	14.07	13.04	13.67
Return to Shareholders						
Stock appreciation	**(2.2)%**	22.7%	(.9)%	25.3%	1.5%	(25.1)%
Dividend yield	**3.7**	3.6	2.9	3.1	3.1	2.1
Total return	**1.5**	26.3	2.0	28.4	4.6	(23.0)

* Cumulative adjustment reflects the effect of changes in accounting principles related to derivatives.

** Net of unearned income.

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

FIRST HORIZON NATIONAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL INFORMATION

First Horizon National Corporation (FHN) is a nationwide, financial services institution founded in 1864. From a small community bank, FHN has grown to be one of the top 30 largest bank holding companies in the United States in terms of asset size and market capitalization.

Approximately 12,400 employees provide a broad array of financial services to individual and business customers through hundreds of offices located in 47 states.

FHN has been recognized as one of the nation's best employers by AARP, Working Mother, Business Week and Fortune magazines. FHN also was named one of the nation's 100 best corporate citizens by Business Ethics magazine.

FHN provides a broad array of financial services to its customers through three national business segments. The combined strengths of these businesses create an extensive range of financial products and services. In addition, the corporate segment provides essential support within the corporation.

In 2004 FHN adapted its segments to reflect the common activities and operations of aggregated business segments across the various delivery channels. Prior periods have been restated for comparability. The new segments are:

- Retail/Commercial Banking offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers. Additionally, the retail/commercial bank provides investments, insurance, financial planning, trust services and asset management, credit card, cash management, merchant services, check clearing, and correspondent services. Retail/Commercial Banking now includes Equity Lending, and second-lien mortgage and construction loans originated by First Horizon Home Loans, which were previously in the mortgage segment, and correspondent services, which was previously in Capital Markets.

- Mortgage Banking helps provide home ownership through First Horizon Home Loans, which operates offices in more than 40 states and is one of the top 15 mortgage servicers and top 20 originators of mortgage loans to consumers. This segment consists of core mortgage banking elements including originations and servicing and the associated ancillary revenues related to these businesses.

- Capital Markets provides a broad spectrum of financial services for the investment and banking communities through the integration of capital markets securities activities, research and investment banking.

- Corporate consists of unallocated corporate expenses, expense on certain subordinated debt issuances and certain preferred stock, bank-owned life insurance, unallocated interest income associated with excess capital, funds management and venture capital.

For the purpose of this management discussion and analysis (MD&A), earning assets have been expressed as averages, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying consolidated financial statements and notes. A glossary is included at the end of the MD&A to assist with terminology.

FORWARD-LOOKING STATEMENTS

Management's discussion and analysis may contain forward-looking statements with respect to FHN's beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results or other developments. The words "believe", "expect", "anticipate", "intend", "estimate", "should", "is likely", "will", "going forward", and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond a company's control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors, general and local economic and business conditions; expectations of and actual timing and amount of interest rate movements (which can have a significant impact on a financial services institution); market and monetary fluctuations; inflation or deflation; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geo-political developments including possible terrorist activity; effectiveness of FHN's hedging practices; technology; and new products and services in the industries in which FHN operates. Other factors are those inherent in originating and servicing loans including prepayment risks, pricing concessions, fluctuation in U.S. housing prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, and other regulators; regulatory and judicial proceedings and changes in laws and regulations applicable to FHN; and FHN's success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ. FHN assumes no obligation to update any forward-looking statements that are made from time to time.

FINANCIAL SUMMARY

- Retail/Commercial Banking pre-tax earnings grew 68 percent to $412.6 million
- Loans grew 22 percent and asset quality continued to improve
- Mortgage Banking origination revenue reflected a substantially lower level of industry-wide refinance activity
- Capital Markets' fixed revenues declined as the demand for fixed income securities lessened
- Corporate segment earnings improved due to securities gains and reduced discretionary spending
- Return on equity was 23.9 percent and return on assets was 1.66 percent

FHN's diverse business mix, while subject to short-term favorable and unfavorable volatility in earnings, provides a balance that has produced at a level consistent with high performing growth and maintained a return on equity at industry-leading levels. The benefit of this diverse and balanced business mix was evidenced through the execution of FHN's strategies in 2004's difficult economic environment.

Generally, FHN's performance in 2004 was negatively impacted by the unfavorable interest rate environment experienced during the second half of the year. Mortgage banking and capital markets were unfavorably affected while retail/commercial banking achieved substantial growth, rebalancing FHN's business mix. In addition, the adoption of SAB No. 105, which prohibited the inclusion of estimated servicing cash flows within the valuation of interest rate lock commitments, lowered pre-tax earnings by $8.4 million and diluted earnings per share by $0.04. FHN previously included a portion of the value of the associated servicing cash flows when recognizing loan commitments at inception and throughout their lives. This impact was a one-time accounting change and does not affect the ongoing economic value of this business.

The performance of retail/commercial banking, which represented 62 percent of pre-tax earnings for 2004 compared to 34 percent in 2003, was positively impacted by national expansion strategies. These strategies focus on cross-selling banking products to existing customers within FHN's national markets. During 2004, FHN further expanded First Horizon Bank in northern Virginia and plans to replicate this strategy in 2005 in two additional markets - Texas and Georgia. Retail/commercial banking continues to benefit from cross-selling within the national customer base as an increasing number of customers have purchased multiple financial services.

Retail/commercial banking benefited from strong growth in retail lending, which was particularly successful across FHN's national footprint, and from an improved market for commercial loan growth. Also favorably impacting retail/commercial banking were improved asset quality, which resulted in a lower provision, and reduced discretionary spending in 2004. Deposit growth, achieved through strategies focused on convenient hours, free checking and targeted financial center expansions positively impacted retail/commercial banking's performance.

Following a record year in 2003, capital markets experienced lower fixed income securities sales in 2004 due to uncertainties within the investment community regarding interest rates and other economic factors. However, the 2005 acquisition of the fixed income division of Spear, Leeds & Kellogg (SLK) will provide an enhanced sales force, product offerings and execution capabilities for FTN Financial and is expected to be accretive to FHN's earnings per share during 2005.

Mortgage banking also felt negative effects from the interest rate environment during 2004 as origination revenue declined due to a sharp drop in refinancings from 2003's record levels and from lower margins on loans sold due to competitive pricing pressures. However, net servicing revenues improved as the servicing portfolio grew 26 percent and refinance activity declined.

Earnings for 2004 were $454.4 million, or $3.54 diluted earnings per share. This compares to 2003 earnings of $473.3 million, or $3.62 diluted earnings per share. Return on average shareholders' equity and return on average assets for 2004 were 23.9 percent and 1.66 percent, respectively, and were 26.3 percent and 1.88 percent in 2003. Total assets were $29.8 billion and shareholders' equity was $2.0 billion on December 31, 2004, compared to $24.5 billion and $1.9 billion, respectively, on December 31, 2003.

BUSINESS LINE REVIEW

Retail/Commercial Banking

Pre-tax earnings grew from $245.6 million to $412.6 million, or 68 percent over 2003. This growth resulted from national expansion initiatives, improved asset quality, fee income growth and efficiency improvements. Total loan growth of 21 percent consisted of 30 percent growth in retail loans and 12 percent growth in commercial loans. Retail loan growth primarily came from leveraging FHN's national platform and commercial loan growth resulted from the national expansion of single-family residential construction lending and improvements in general economic conditions. Deposit account balances grew 3 percent compared to 2003; however, that growth was negatively impacted by the divestiture of First National Bank of Springdale (Springdale), which had total deposits of approximately $300 million in 2003. As a result of this product growth, net interest income related to retail/commercial banking activities grew 17 percent over 2003.

Noninterest income grew 9 percent to $483.1 million and represented 41 percent of revenues. Contributing to this growth were net gains of $23.1 million in 2004 from the securitization of home equity lines of credit (HELOC) and second-lien mortgages as FHN continues to utilize securitizations to manage liquidity and fund new loan growth. Merchant processing fees grew 30 percent due to transaction growth from new and existing clients. Included in 2004's performance are $7.0 million of divestiture gains compared to $22.5 million of divestiture gains in 2003 as FHN continues to divest non-strategic activities.

Net charge-offs fell to 27 basis points in 2004 from 54 basis points in 2003, reflecting the reduced risk in the loan portfolio due to a change in the loan mix and further economic recovery, which resulted in a $36.7 million reduction in provision for loan losses. Noninterest expense increased $12.0 million primarily due to development in the national markets including equity lending, single-family residential construction lending and expansion in Middle Tennessee and Northern Virginia. The efficiency ratio for retail/commercial banking has consistently shown improvement over the last five quarters as discretionary spending has been reduced and 2003's investments and operational improvements continue to produce returns.

Mortgage Banking

Pre-tax earnings decreased from $387.0 million in 2003 to $180.1 million in 2004, primarily driven by declining originations as refinancing activity fell and competitive pricing pressures increased. Partially offsetting the decline in originations was improvement in servicing profitability due to reduced impairment expense and growth in the servicing portfolio coupled with a more efficient servicing operation.

Mortgage origination volume fell $16.6 billion, or 35 percent to $30.5 billion, as refinancing volume declined from 72 percent of total originations in 2003 to 45 percent in 2004. In addition, loans delivered during the period decreased by $20.2 billion. This decrease, combined with other market factors, reduced origination revenue by approximately $180 million. Additionally, margins on loans sold decreased as competitive pressures in the market unfavorably impacted origination revenue by approximately $82 million. Overall, origination revenues decreased $262.4 million. Although total origination volumes were down, the large reduction in refinancings was partially offset by improved home purchase originations. Home purchase originations increased 26 percent as the focus of the sales force shifted from refinance to purchase business and growth in the sales force continued.

Net servicing revenues improved $75.6 million from $8.2 million in 2003 to $83.8 million in 2004. Total fees associated with mortgage servicing increased 23 percent to $230.4 million due to growth in the servicing portfolio and the favorable impact of lower prepayment activity. The mortgage-servicing portfolio (which includes servicing for ourselves and others) was $86.6 billion on December 31, 2004, an increase of 26 percent from $68.9 billion on December 31, 2003. This increase includes approximately $11 billion of loans for which the servicing rights were acquired in 2004. MSR net hedge gains decreased 58 percent to $47.9 million from $115.1 million; however, MSR impairment decreased $121.3 million, triggered by the impact that rising interest rates had on mortgage prepayments in the servicing portfolio.

Noninterest expense improved $27.8 million reflecting the overall decline in activity levels. Additionally, as a result of reduced refinancing activity and improvements in processes and technology, productivity improved resulting in a 16 percent reduction of servicing costs per loan compared to year-end 2003.

Capital Markets

Pre-tax earnings declined from $154.6 million in 2003 to $83.2 million in 2004 primarily due to a reduction in fixed income securities sales, net of a related decline in commissions and incentives. Significant uncertainties within the investment community regarding interest rates and other economic factors have caused fixed income investors to delay their purchases. In addition, 2003 was favorably impacted by higher cash flows from the prepayments of mortgage-backed products and agency calls. As a result, revenues from fixed income sales to depository and non-depository investors fell $133.6 million. Revenues from other fee sources include fee income from activities such as investment banking, equity research, portfolio advisory and the sale of various financial products. These revenues decreased 16 percent from 2003's revenues primarily as a result of lower revenue in structured finance transactions.

Noninterest expense decreased 24 percent or $95.9 million, primarily due to lower personnel expense, reflecting the decline in commissions and incentives.

Corporate

The Corporate segment improved from a $68.2 million pre-tax loss in 2003 to a $9.1 million pre-tax loss in 2004. Reduced discretionary spending helped lower expenses by $47.6 million to $43.8 million. Net security gains for 2004 include $18.4 million of gains from sales of investment securities compared to net security losses of $6.9 million in 2003. Net gains from equity investments of $5.3 million were realized in 2004 primarily due to the liquidation of a holding company investment. This compares to net gains of $8.5 million in 2003 primarily resulting from the sale of a venture capital investment. In addition, a loss of $3.9 million was recognized in 2004 related to other-than-temporary impairment of an investment in Freddie Mac equity securities. Net interest income decreased $9.3 million since 2003 as a result of the temporary reduction in the investment portfolio, the paydown of REMIC securities in 2003, and a decline in the earnings credit on allocated capital.

INCOME STATEMENTS ANALYSIS - 2004 COMPARED TO 2003

Total revenue decreased 10 percent to $2,219.4 million from $2,473.4 million in 2003, with a 6 percent increase in net interest income and an 18 percent decrease in noninterest income. Paralleling the decrease in total revenue, noninterest expense decreased 10 percent to $1,504.3 million from $1,667.7 million in 2003.

NET INTEREST INCOME

During 2004 net interest income increased 6 percent to $856.3 million from $805.8 million in 2003. Net interest income was positively impacted by growth in the retail and commercial lending portfolios, as loans now comprise 65 percent of the earning asset base compared to 59 percent in 2003. Some of this positive impact was offset by the divestiture of Springdale on December 31, 2003, which contributed $10.5 million to net interest income in 2003. In addition, the adoption of SFAS No. 150 on July 1, 2003, resulted in FHN classifying its mandatorily redeemable preferred stock of subsidiary to term borrowings. As required by SFAS No. 150, the distributions on these instruments have been classified as interest expense on a prospective basis resulting in increased interest expense in 2004. The December 31, 2003, adoption of FIN 46 which required the deconsolidation of First Tennessee Capital I (see Note 11—Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures) and consequently the guaranteed preferred securities also had a negative impact on net interest income in 2004, as FHN's junior subordinated debentures are no longer eliminated and the related expense is also no longer eliminated in consolidation and is classified as interest expense in 2004. The combined impact of adopting these two standards on a prospective basis was to increase interest expense by $10.4 million in 2004. An increase in funding costs as noninterest-bearing deposits decreased 9 percent, primarily due to lower escrow balances in mortgage banking also had a negative impact on net interest income in 2004.

The net interest margin was 3.62 percent for 2004 compared to 3.78 percent for 2003. The net interest margin compressed 16 basis points as total funding costs increased 11 basis points including the impact of the previously mentioned accounting changes and the yield on average earning assets decreased two basis points. The lower yield on earning assets reflects the repricing of assets to lower yields that occurred throughout 2003 as accelerated prepayments were reinvested at lower rates. Much of this negative impact began to diminish in the latter part of 2004 as rates began to rise and the yield on loans improved due to the change in the mix of the loan portfolio to an increased percentage of floating rate products that also occurred during 2003.

The activity levels and related funding for FHN's mortgage production and servicing and capital markets activities affect the margin. These activities typically produce different margins than traditional banking activities. Mortgage production and servicing activities can affect the overall margin based on a number of factors, including the size of the mortgage warehouse, the time it takes to deliver loans into the secondary market, the amount of escrow balances, and the level of mortgage servicing rights (MSR). Capital markets activities tend to compress the margin because of its strategy to reduce market risk by hedging its inventory in the cash markets, which reduces the term and accordingly the interest income earned on these positions. As a result, FHN's consolidated margin cannot be readily compared to that of other bank holding companies. Table 1 details the computation of the net interest margin for FHN for the last three years.

Table 1 - Net Interest Margin

	2004	2003	2002
Consolidated yields and rates:			
Investment securities	**4.28%**	4.40%	5.83%
Loans, net of unearned income	**5.04**	5.20	6.27
Other earning assets	**4.90**	4.65	5.43
Yields on earning assets	**4.92**	4.94	6.00
Interest-bearing core deposits	**1.39**	1.38	1.91
Certificates of deposit $100,000 and more	**1.57**	1.34	2.08
Federal funds purchased and securities sold under agreements to repurchase	**1.22**	.99	1.45
Commercial paper and other short-term borrowings	**3.69**	3.82	4.13
Term borrowings	**2.24**	2.64	4.17
Rates paid on interest-bearing liabilities	**1.59**	1.48	2.05
Net interest spread	**3.33**	3.46	3.95
Effect of interest-free sources	**.29**	.32	.40
FHN - NIM	**3.62%**	3.78%	4.35%

Certain previously reported amounts have been reclassified to agree with current presentation.

In the near-term, a modest compression of the net interest margin is expected as an increase in short-term rates will negatively impact the spread on the mortgage warehouse. In addition, the compression of the margin attributable to capital markets activities will increase due to the acquisition of SLK. Over the long term, FHN's strategies to manage the interest rate sensitivity of the balance sheet position are designed to allow the net interest margin to improve in a higher interest rate environment.

Table 2 shows how the changes in yields or rates and average balances compared to the prior year affected net interest income.

Table 2 - Analysis of Changes in Net Interest Income

(Fully taxable equivalent) *(Dollars in thousands)*	2004 Compared to 2003 Increase/(Decrease) Due to*			2003 Compared to 2002 Increase/(Decrease) Due to*		
	Rate**	Volume**	Total	Rate**	Volume**	Total
Interest income - FTE:						
Loans	$(22,647)	$139,657	$117,010	$(123,854)	$115,334	$ (8,520)
Investment securities:						
U.S. Treasury	22	54	76	(687)	(272)	(959)
U.S. government agencies	3,006	3,886	6,892	(33,354)	15,190	(18,164)
States and municipalities	(63)	(739)	(802)	(163)	(876)	(1,039)
Other	(5,230)	(8,084)	(13,314)	(1,095)	(10,635)	(11,730)
Total investment securities	(3,165)	(3,984)	(7,148)	(36,339)	4,447	(31,892)
Other earning assets:						
Loans held for sale	10,240	(12,500)	(2,260)	(30,385)	75,438	45,053
Investment in bank time deposits	5	71	76	(21)	(2)	(23)
Federal funds sold and securities purchased under agreements to resell	2,162	541	2,703	(3,020)	2,515	(505)
Mortgage banking trading securities	1,818	7,922	9,740	1,965	2,413	4,378
Capital markets securities inventory	(1,800)	(5,038)	(6,838)	(3,849)	6,288	2,439
Total other earning assets	14,656	(11,235)	3,421	(37,362)	88,704	51,342
Total earning assets/total interest income - FTE	(7,145)	120,428	$113,283	(201,607)	212,537	$ 10,930
Interest expense:						
Interest-bearing deposits:						
Savings	$ (402)	$ (32)	$ (434)	$ (1,379)	$ 24	$ (1,355)
Checking interest and money market	54	1,224	1,278	(15,353)	1,036	(14,317)
Certificates of deposit under $100,000 and other time	291	2,630	2,921	(11,589)	(2,526)	(14,115)
Certificates of deposit $100,000 and more	12,972	25,696	38,668	(33,191)	22,683	(10,508)
Total interest-bearing deposits	13,723	28,710	42,433	(64,502)	24,207	(40,295)
Federal funds purchased and securities sold under agreements to repurchase	8,445	(274)	8,171	(15,966)	7,412	(8,554)
Commercial paper and other short-term borrowings	(878)	(1,666)	(2,544)	(1,748)	4,776	3,028
Term borrowings	(6,146)	20,991	14,845	(13,304)	20,130	6,826
Total interest-bearing liabilities/total interest expense	18,827	44,078	$ 62,905	(88,251)	49,256	$(38,995)
Net interest income - FTE			$ 50,378			$ 49,925

* The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.
** Variances are computed on a line-by-line basis and are non-additive.
Certain previously reported amounts have been reclassified to agree with current presentation.

NONINTEREST INCOME

Noninterest income provides the majority of FHN's revenue and contributed 61 percent to total revenue in 2004 compared with 67 percent in 2003. Noninterest income decreased $304.5 million due to declines of $204.7 million in mortgage banking and $162.4 million in capital markets, while all other categories of noninterest income increased $62.6 million primarily due to growth in merchant processing revenues and gains from asset securitizations, which is comprised of the securitization of HELOC and second lien mortgages, included in all other income. Table 3 provides six years of detailed information concerning FHN's noninterest income. The following discussion provides additional information on various line items reported in the table.

Table 3 - Analysis of Noninterest Income

(Dollars in thousands)	**2004**	2003	2002	2001	2000	1999	Compound Annual Growth Rates (%) 04/03	04/99
Noninterest income:								
Mortgage banking	**$ 444,758**	$ 649,496	$ 436,706	$ 285,032	$122,454	$298,211	31.5 -	8.3 +
Capital markets	**376,558**	538,919	448,016	344,278	118,709	126,900	30.1 -	24.3 +
Deposit transactions and cash management	**148,514**	146,701	143,315	133,631	116,080	106,240	1.2 +	6.9 +
Merchant processing	**75,086**	57,609	48,403	45,426	48,232	49,711	30.3 +	8.6 +
Insurance commissions	**56,109**	57,811	50,446	16,844	12,203	10,912	2.9 -	38.7 +
Trust services and investment management	**47,274**	45,873	48,369	56,705	65,817	59,807	3.1 +	4.6 -
Gains on divestitures	**7,000**	22,498	4,550	80,357	157,635	4,246	NM	NM
Equity securities gains/(losses), net	**2,040**	8,491	(9,435)	(3,290)	754	2,313	NM	NM
Debt securities gains/(losses), net	**18,708**	(6,113)	255	(1,041)	(4,961)	(56)	NM	NM
All other income:								
Cardholder fees	**25,075**	22,698	20,145	20,137	29,666	25,579	10.5 +	.4 -
Asset securitizations	**23,115**	-	-	-	-	-	NM	NM
Other service charges	**19,709**	19,810	21,204	24,932	23,199	17,430	.5 -	2.5 +
Remittance processing	**19,515**	23,666	26,016	22,820	24,314	16,683	17.5 -	3.2 +
Check clearing fees	**10,052**	11,839	13,180	11,615	11,129	11,143	15.1 -	2.0 -
Other	**89,673**	68,286	60,765	57,575	71,866	59,425	31.4 +	8.6 +
Total other income	**187,139**	146,299	141,310	137,079	160,174	130,260	27.9 +	7.5 +
Total noninterest income	**$1,363,186**	$1,667,584	$1,311,935	$1,095,021	$797,097	$788,544	18.3 -	11.6 +

Certain previously reported amounts have been reclassified to agree with current presentation.
NM - Due to the variable nature of these items the growth rate is considered to be not meaningful.

Mortgage Banking

First Horizon Home Loans, an indirect subsidiary of FHN, offers residential mortgage banking products and services to customers, which consist primarily of the origination or purchase of single-family residential mortgage loans for sale to secondary market investors and the subsequent servicing of those loans. First Horizon Home Loans originates mortgage loans through its retail and wholesale operations and also purchases mortgage loans from third-party mortgage bankers (correspondent brokers). Table 4 provides a summary of First Horizon Home Loans' production/origination of mortgage loans during 2004, 2003 and 2002.

Table 4 - Production/Origination of Mortgage Loans

	2004	2003	2002
Retail channel	**57%**	56%	57%
Wholesale channel	**36**	35	33
Correspondent brokers	**7**	9	10

Origination income includes origination fees, net of costs, gains or losses recognized on loans sold including the capitalized net present value of the MSR, and the value recognized on loans in process. Origination fees, net of costs (including incentives and other direct costs), are deferred and included in the basis of the loans in calculating gains and losses upon sale. Gains or losses from the sale of loans are recognized at the time a mortgage loan is sold into the secondary market. A portion of the gain or loss is recognized at the time an interest rate lock commitment is made to the customer. In second quarter 2004, FHN adopted SAB No. 105, which prohibited the inclusion of estimated servicing cash flows within the valuation of interest rate lock commitments under SFAS No. 133. Previously, FHN included a portion of the value of the associated servicing cash flows when recognizing loan commitments at inception and throughout their lives. The adoption of SAB No. 105, which lowered earnings by $8.4 million, was a one-time change and does not affect the ongoing economic value of this business.

Servicing income includes servicing fees, MSR net hedge gains/(losses), which reflect the effects of hedging MSR including servicing rights net value changes, amortization and impairment of MSR, and gains/(losses) related to market value adjustments on retained interests classified as mortgage trading securities, primarily interest-only strips, and associated hedges. First Horizon Home Loans employs hedging strategies intended to counter changes in the value of MSR and other retained interests due to changing interest rate environments (see Critical Accounting Policies). Other income includes income from the GNMA repurchase program, gains from a strategic risk management portfolio sale, and other miscellaneous items. As shown in Table 5, total mortgage banking noninterest income decreased 32 percent in 2004.

Table 5 - Mortgage Banking

				Compound Annual Growth Rates (%)	
(Dollars and volume in millions)	**2004**	2003	2002	04/03	04/02
Noninterest income:					
Origination income - mortgage banking	**$ 339.8**	$ 602.2	$ 412.9	43.6 -	9.3 -
Origination income - residential construction lending	**1.7**	.6	.8	187.0 +	45.8 +
Total origination income	**341.5**	602.8	413.7	43.3 -	9.1 -
Servicing income	**83.8**	8.2	(10.2)	923.7 +	NM
Other	**19.5**	38.5	33.2	49.5 -	23.4 -
Total mortgage banking noninterest income	**$ 444.8**	$ 649.5	$ 436.7	31.5 -	.9 +
Refinance originations - first lien	**$13,791**	$33,811	$23,457	59.2 -	23.3 -
New loan originations - first lien	**16,674**	13,280	8,503	25.6 +	40.0 +
Mortgage loan originations	**$30,465**	$47,091	$31,960	35.3 -	2.4 -
Servicing portfolio	**$86,587**	$68,914	$55,993	25.6 +	24.4 +

Certain previously reported amounts have been reclassified to agree with current presentation.

In 2004, origination income was $341.5 million compared to $602.8 million in 2003, primarily reflecting the decrease in refinance origination volume and lower margins related to competitive pricing pressures and a change in the relative mix of originations from a higher percentage of fixed rate to a higher percentage of adjustable-rate mortgages. Total mortgage first-lien originations decreased 35 percent to $30.5 billion compared to $47.1 billion in 2003. Refinance activity decreased to 45 percent of total originations in 2004 compared to 72 percent in 2003. Given the industry-wide decline in refinance volume, the decrease in production volume was expected. However, home-purchase related originations grew 26 percent in 2004 as the focus of the sales force shifted from refinance to purchase business and growth in the sales force continued. Loans securitized and sold into the secondary market decreased 41 percent to $29.3 billion as origination volume decreased.

The mortgage-servicing portfolio was $86.6 billion on December 31, 2004, compared to $68.9 billion on December 31, 2003. The portfolio on December 31, 2004, includes approximately $11 billion of loans for which the servicing rights were acquired in 2004. Servicing fees increased $43.6 million or 23 percent primarily due to growth in the servicing portfolio. Amortization expense increased $20.4 million or 15 percent also as a result of the growth in the servicing portfolio. Total servicing income increased $75.6 million due to the positive impact of the servicing fee growth combined with a decline in impairment costs of $121.3 million, which resulted from the impact that rising interest rates had on mortgage prepayments in the servicing portfolio. These positive impacts were partially offset by the higher amortization costs and lower net hedge gains, which fell $67.2 million reflecting the impacts of interest rate volatility, the flattening of the yield curve and higher costs associated with increased use of option-based hedge instruments.

Other mortgage income decreased 50 percent to $19.5 million for 2004 compared with $38.5 million in 2003 primarily due to a decline in noninterest income from the GNMA repurchase program under which First Horizon Home Loans repurchases delinquent loans to reduce future foreclosure costs. Much of this decline resulted from a reclassification at the end of 2003 of loans repurchased prior to foreclosure to loans held for sale from other assets and the associated yield on those assets being included in net interest income in 2004.

Going forward, revenue from refinance loan originations will depend on mortgage interest rates. Over time, an increase in rates should reduce origination fees and profit from the sale of loans, but should also reduce MSR impairment losses, while a decrease in rates should increase this net revenue. Home-purchase related originations should reflect the relative strength or weakness of the economy and the growth of the sales force. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of the MD&A discussion.

Capital Markets

Capital markets noninterest income, the major component of revenue in the Capital Markets segment, is primarily generated from the purchase and sale of securities as both principal and agent, and from investment banking, portfolio advisory and research services. Inventory positions are limited to the procurement of securities solely for distribution to customers by the sales staff. Inventory is hedged to protect against movements in fair value due to changes in interest rates.

Capital markets noninterest income decreased 30 percent to $376.5 million from $538.9 million in 2003, primarily due to a reduction in fixed income securities sales. Uncertainties within the investment community regarding interest rates and other economic factors have caused fixed income investors to delay their purchases. In addition to this impact, 2003 was favorably impacted by higher cash flows from prepayments of mortgage-backed products and agency calls. As a result of these impacts, revenues from fixed income sales to depository and non-depository investors fell $133.6 million. Revenues from other fee sources include fee income from activities such as investment banking, equity research, portfolio advisory, and the sale of various financial products. These revenues decreased 17 percent from 2003, primarily as a result of lower revenue in structured finance transactions.

Going forward, capital markets noninterest income is expected to be positively impacted by the acquisition of SLK and further development of the investment banking business, while demand from the traditional customer base will fluctuate based upon interest rate expectations.

Table 6 - Capital Markets

(Dollars in millions)	2004	2003	2002	Compound Annual Growth Rates (%) 04/03	04/02
Noninterest income:					
Fixed income – depository	**$134.3**	$228.4	$182.2	41.2 -	14.1 -
Fixed income – non-depository	**98.6**	138.1	119.9	28.6 -	9.3 -
Other products and services	**143.6**	172.4	145.9	16.7 -	.8 -
Total capital markets noninterest income	**$376.5**	$538.9	$448.0	30.1 -	8.3 -

Deposit Transactions and Cash Management

Deposit transactions include services related to retail deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (automated clearing house and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Noninterest income from deposit transactions and cash management was $148.5 million in 2004 compared to $146.7 million in 2003.

Merchant Processing

Merchant processing involves converting transactions from plastic media such as debit cards, credit cards, purchase cards, and private label credit cards into cash for merchants that sell goods and services to consumers and businesses. Fee income from merchant processing increased 30 percent in 2004 to $75.1 million from $57.6 million in 2003, as new and existing clients experienced increases in transaction activity.

Insurance Commissions

Insurance commissions are derived from the sale of insurance products and annuities, including acting as an independent agent to provide commercial and personal property and casualty, life, long-term care, and disability insurance. Noninterest income from insurance commissions was $56.1 million in 2004 compared to $57.8 million in 2003.

Trust Services and Investment Management

Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services and are influenced by equity and fixed income market activity. Noninterest income from trust services and investment management was $47.3 million in 2004 compared to $45.9 million in 2003.

Gains on Divestitures

Gains from divestitures totaled $7.0 million in 2004 and $22.5 million in 2003. Divestiture gains in 2004 resulted primarily from the sale of certain merchant relationships. The gain in 2003 reflects FHN's divestiture of substantially all of the assets and liabilities of its wholly owned subsidiary, Springdale, as well as the sale of certain merchant relationships referred by selected agent banks within the merchant portfolio. See Note 2 – Acquisitions/Divestitures for additional information.

Securities Gains/(Losses)

In 2004 there were $20.7 million of net securities gains compared to $2.4 million in 2003. Net securities gains for 2004 include $18.7 million of gains from sales of investment securities compared to net losses of $6.1 million in 2003. In 2004, net securities gains from equity investments of $2.0 million include the impact of a $3.9 million loss recognized related to other-than-temporary impairment of an investment in Freddie Mac equity securities and a gain of $5.5 million resulting from the liquidation of a holding company investment. In 2003, net securities gains from equity investments of $8.5 million primarily resulted from the sale of a venture capital investment from FHN's wholly-owned venture capital subsidiary, Hickory Venture Capital Corporation.

All Other Income

All other income increased 28 percent to $187.1 million in 2004 from $146.3 million in 2003. This growth was led by $23.1 million net gains from the securitization of HELOC and second-lien mortgages as FHN continues to utilize securitizations to manage liquidity and fund new loan growth. In 2003, net losses of $5.4 million resulted from the sale of equity lending loans.

NONINTEREST EXPENSE

Total noninterest expense for 2004 decreased 10 percent to $1,504.3 million from $1,667.7 million in 2003. Based on the strong earnings experienced in 2003, noninterest expense included $85.4 million of discretionary spending on performance enhancing initiatives. Table 8 provides detail by category for the past six years with growth rates.

Personnel expense decreased 8 percent to $915.0 million from $995.6 million in 2003 primarily due to lower activity levels in capital markets in 2004, reflecting lower commissions and incentives. Included in personnel expense is the net periodic benefit cost for FHN's pension plan of $7.1 million in 2004, as compared to $5.5 million in 2003. FHN anticipates, based on current conditions that net periodic benefit cost for the Pension Plan will increase by $2.3 million in 2005 as a result of additional participants in the supplemental executive retirement plan, normal growth in the qualified pension plan and a decrease in assumed earnings on assets in the qualified plan.

The declines in advertising, legal and professional fees, charitable contributions, and other expenses are all primarily related to discretionary spending reductions in 2004. The decline in travel and entertainment, contract employment and foreclosed real estate are primarily related to the lower activity levels in mortgage banking in 2004. The adoption of SFAS No. 150 on July 1, 2003, resulted in the expense associated with distributions on preferred stock of a subsidiary being included in interest expense subsequent to adoption, and the adoption of FIN 46 on December 31, 2003, resulted in the expense associated with distributions on guaranteed preferred securities being included in interest expense subsequent to adoption. Additional information related to expenses by business line is provided in Table 7.

Table 7 - Noninterest Expense Composition

(Dollars in millions)	**2004**	2003	2002
Retail/Commercial Banking	**$ 721.2**	$ 709.2	$ 651.3
Mortgage Banking	**438.4**	466.2	344.8
Capital Markets	**300.9**	396.8	326.8
Corporate	**43.8**	95.5	94.3
Total noninterest expense	**$1,504.3**	$1,667.7	$1,417.2

Certain previously reported amounts have been reclassified to agree with current presentation.

Table 8 - Analysis of Noninterest Expense

(Dollars in thousands)	**2004**	2003	2002	2001	2000	1999	Compound Annual Growth Rates (%) 04/03	04/99
Noninterest expense:								
Employee compensation, incentives and benefits	**$ 914,947**	$ 995,609	$ 830,672	$ 670,934	$508,335	$488,759	8.1 -	13.4 +
Occupancy	**89,402**	83,583	76,669	69,069	80,453	73,052	7.0 +	4.1 +
Equipment rentals, depreciation and maintenance	**72,695**	68,973	68,736	74,106	68,230	57,807	5.4 +	4.7 +
Operations services	**67,523**	67,948	60,238	59,635	70,875	64,545	.6 -	.9 +
Communications and courier	**49,590**	50,535	45,085	42,191	41,892	45,311	1.9 -	1.8 +
Amortization of intangible assets	**9,541**	7,980	6,200	10,805	11,738	10,492	19.6 +	1.9 -
All other expense:								
Advertising and public relations	**39,961**	43,955	35,982	35,508	26,693	30,187	9.1 -	5.8 +
Legal and professional fees	**37,730**	60,001	37,340	32,087	26,794	22,492	37.1 -	10.9 +
Travel and entertainment	**30,794**	37,432	22,501	17,489	13,891	18,698	17.7 -	10.5 +
Computer software	**28,906**	28,828	26,140	25,107	19,205	15,410	.3 +	13.4 +
Contract employment	**23,714**	33,790	28,987	30,082	28,157	40,804	29.8 -	10.3 -
Supplies	**17,591**	18,783	15,145	13,765	16,411	19,087	6.3 -	1.6 -
Fed service fees	**8,838**	9,195	9,597	7,761	7,112	6,471	3.9 -	6.4 +
Foreclosed real estate	**5,834**	13,137	21,479	25,452	16,080	6,585	55.6 -	2.4 -
Deposit insurance premium	**3,024**	2,703	2,393	2,463	2,589	1,790	11.9 +	11.1 +
Charitable contributions	**1,497**	13,370	48,337	1,745	1,188	1,335	88.8 -	2.3 +
Distributions on guaranteed preferred securities	**-**	8,070	8,070	8,070	8,070	8,070	100.0 -	100.0 -
Distributions on preferred stock of subsidiary	**-**	2,282	4,564	4,535	1,178	-	100.0 -	NM
Other	**102,753**	121,498	69,171	71,348	44,636	32,511	15.4 -	25.9 +
Total other expense	**300,642**	393,044	329,706	275,412	212,004	203,440	23.5 -	8.1 +
Total noninterest expense	**$1,504,340**	$1,667,672	$1,417,306	$1,202,152	$993,527	$943,406	9.8 -	9.8 +

NM – not meaningful
Certain previously reported amounts have been reclassified to agree with current presentation.

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the allowance for loan losses at an adequate level reflecting management's estimate of probable incurred losses in the loan portfolio. An analytical model based on historical loss experience adjusted for current events, trends and economic conditions is used by management to assess the adequacy of the loan loss allowance and to determine the amount of provision to be recognized. The provision for loan losses decreased 44 percent in 2004 to $48.3 million from $86.7 million in 2003. The improvement in 2004's provision is related to the positive shift in the mix of the loan portfolio and the reduction in specific allocations related to large commercial credits. The risk profile of the retail loan portfolio has continued to improve as successful cross-sell efforts to mortgage banking customers have shifted the mix of the portfolio to a greater concentration of loans to high credit score borrowers, which require lower reserves. As the economic environment strengthened, the risk profile of the commercial loan portfolio improved as indicated by current lower levels of watch list and classified loans.

INCOME TAXES

The effective tax rate for 2004 was 31.9 percent compared to 34.2 percent for 2003. Lower state taxes in 2004 contributed to the reduction in the effective tax rate. In addition, the decline in the tax rate was affected by the sale of Springdale in 2003 which increased taxes during 2003 as $4.9 million of tax expense was recognized from the gain on the sale and an additional $4.9 million of tax expense was recognized primarily due to the difference in the book value and the tax basis of goodwill (a total of $9.8 million tax expense). Springdale's assets were recorded at fair value for book purposes but not for tax purposes when acquired by FHN in 1995.

INCOME STATEMENTS ANALYSIS - 2003 COMPARED TO 2002

Earnings in 2003 were $473.3 million, an increase of 26 percent from $376.5 million earned in 2002. Diluted earnings per common share increased 25 percent to $3.62 in 2003 from $2.89 in 2002. Return on average assets was 1.88 percent in 2003 compared with 1.82 percent in 2002, and return on average shareholders' equity was 26.3 percent in 2003 compared with 24.0 percent in 2002.

During 2003 net interest income increased 7 percent to $805.8 million from $755.6 million, reflecting a larger portfolio of mortgage warehouse loans, which grew 46 percent on average to $4.4 billion from $3.0 billion in 2002. This positive impact on net interest income was largely offset by compression in the net interest margin resulting from the repricing of assets to lower yields as liability rates became less sensitive to rate movements in a historically low interest rate environment, and as the mix of the loan portfolio shifted to a higher percentage of floating rate products. Investment yields declined as accelerated prepayments of investments in mortgage-backed securities resulted in increased amortization of premiums and the proceeds from the prepaid investments were reinvested at lower rates. The consolidated net interest margin decreased to 3.78 percent for 2003 compared with 4.35 percent for 2002. See Table 1 for a detailed computation of the net interest margin for FHN.

Noninterest income increased 27 percent during 2003, to $1,667.6 million from $1,311.9 million and contributed 67 percent to total revenue in 2003 compared to 63 percent in 2002. During 2003 mortgage banking noninterest income increased 49 percent to $649.5 million from $436.7 million, due to increased origination volumes. This increased activity resulted in higher net fees from the mortgage origination process which increased 46 percent to $602.8 million in 2003. While growth in refinance activity produced increased origination fee income, it also substantially increased actual and projected MSR prepayment speeds, which was the primary reason for the $132.3 million, or 12 percent, increase in MSR amortization expense, and a $158.3 million impairment loss in 2003 compared to a $150.2 million loss in 2002. The decrease in fair value of MSR attributed to declining interest rates was significantly offset by an expected increase in the value of the derivative financial instruments used to hedge the change in fair value of the hedged MSR. MSR net hedge gains were $115.2 million in 2003 compared to $100.8 million in 2002 (both years represent an increase in the value of hedges offset by a decrease in the value of hedged MSR). See Table 5 for detail of mortgage banking noninterest income. In 2003 capital markets noninterest income increased 20 percent to $538.9 million from $448.0 million. This increase reflected continued growth and penetration into the targeted institutional customer base through enhanced product and service lines. Additionally, revenue was favorably impacted in 2003 by increased liquidity of depository institution customers as well as a continued marketing focus on developing capital markets' non-depository account base. During 2003 deposit transactions and cash management fees increased 2 percent to $146.7 million from $143.3 million primarily due to an increase in returned check charges. During 2003 insurance commissions increased 15 percent to $57.8 million from $50.4 million primarily due to Synaxis, a wholly owned insurance broker, which experienced increased revenues from internal expansion and an acquisition. Merchant processing fees increased 19 percent to $57.6 million from $48.4 million in 2002 primarily due to portfolio acquisitions. During 2003 total noninterest income from trust services and investment management decreased 5 percent to $45.9 million from $48.4 million as difficult equity market conditions negatively impacted results. Gains from divestitures totaled $22.5 million and $4.6 million in 2003 and 2002, respectively. The gains in 2003 reflect FHN's divestiture of substantially all of the assets and liabilities of Springdale and the sale of certain merchant relationships. The gain in 2002 reflects First Horizon Money Centers' loan portfolio sale and an adjustment to the gain recognized on the sale of Check Solutions Company in 2001. In 2003 there were $2.4 million of net securities gains compared with $9.2 million of net securities losses for 2002. In 2003 net securities gains from equity investments of $8.5 million primarily resulted from the sale of a venture capital investment from FHN's wholly-owned venture capital subsidiary, Hickory Venture Capital Corporation, and net losses of $6.1 million were related to sales of investment securities. In 2002 the losses were primarily related to impairment of equity investments held by FHN's venture capital subsidiaries. All other noninterest income increased 4 percent in 2003, to $146.3 million from $141.3 million, with the growth being spread over several categories.

Total noninterest expense for 2003 increased 18 percent to $1,667.7 million from $1,417.2 million in 2002. Employee compensation, incentives and benefits increased 20 percent to $995.6 million from $830.6 million in 2002 primarily due to higher activity levels in capital markets and mortgage banking. Occupancy expense increased 9 percent to $83.6 million compared to $76.7 million in 2002 primarily due to costs associated with the opening of new offices related to increased origination volumes. Operations services increased 13 percent to $67.9 million from $60.2 million in 2002, primarily due to business expansion and costs related to transitioning to a new information technology provider. Communications and courier expense increased 12 percent to $50.5 million in 2003 from $45.1 million primarily due to the increased activity levels of mortgage banking and capital markets. All other expense increased 19 percent to $393.1 million from $329.7 million in 2002. Contributing to this increase were investments in initiatives focused on benefiting future performance, including professional fees, debt restructuring and marketing programs. Also contributing to the increase was a loss of $16.3 million related to the termination of a lease arrangement with a single-purpose entity for First Horizon Home Loans' main office headquarters, the growth in expense associated with higher activity levels in First Horizon, an increase of $5.3 million related to insuring certain real estate residential loans, and a $9.8 million contribution to First Horizon Foundation, a non-profit entity dedicated to supporting charitable causes in the diverse communities where FHN does business. Partially offsetting these increases was a decline in foreclosure losses. In 2002 charitable contributions included $45.0 million in contributions to First Horizon Foundation.

The provision for loan losses decreased 6 percent, to $86.7 million in 2003 compared with $92.2 million in 2002. The decline in provision would have been greater except for the transfer of certain retail loans to held for sale which increased 2003's provision. The improvement in 2003's provision is related to the positive shift in the mix of the loan portfolio and improvement in specific allocations related to large commercial credits.

STATEMENTS OF CONDITION REVIEW

On December 31, 2004, FHN reported total assets of $29.8 billion compared with $24.5 billion at the end of 2003 and $23.8 billion at the end of 2002. Average assets were $27.3 billion in 2004 compared with $25.1 billion in 2003 and $20.7 billion in 2002. In 2004 an increase in earning assets accounted for 110 percent of the growth in average assets.

EARNING ASSETS

Earning assets primarily consist of loans, loans held for sale and investment securities. During 2004, earning assets averaged $23.7 billion compared with $21.3 billion and $17.4 billion for 2003 and 2002, respectively. Average earning assets were 87 percent of total average assets in 2004, compared with 85 percent and 84 percent in 2003 and 2002, respectively.

Loans

Average loans increased 22 percent to $15.4 billion during 2004 as retail loans grew 30 percent and commercial loans grew 12 percent. Average loans grew 19 percent to $12.7 billion during 2003. Average loans represented 65 percent of average earning assets in 2004; 59 percent in 2003; and

61 percent in 2002. In 2004, FHN transferred approximately $1.6 billion of real estate residential loans to available for sale as a result of management's ongoing evaluation of alternative sources of funding, including securitizations, as loan growth exceeded core deposit growth. On December 31, 2003, FHN sold substantially all of the assets and liabilities of Springdale which had average loans of approximately $175 million in 2003. In prior years, FHN securitized real estate loans through a real estate mortgage investment conduit (REMIC) and retained all of the securitized assets. The retained assets were classified on the Consolidated Statements of Condition in "Securities held to maturity". During 2003, FHN elected to repurchase all of the mortgage loans remaining in the REMIC ($136.3 million at repurchase). Subsequent to the repurchase of the mortgage loans, these assets are classified as retail real estate residential loans. Additional loan information is provided in Table 9 and Note 4 – Loans.

Table 9 - Average Loans

(Dollars in millions)	**2004**	**Percent of Total**	**2004 Growth Rate**	2003	Percent of Total	2003 Growth Rate	2002	Percent of Total
Commercial:								
Commercial, financial and industrial	**$ 4,845.6**	**31%**	**12.6%**	$ 4,304.6	34%	8.0%	$ 3,986.6	37%
Real estate commercial	**959.3**	**6**	**(9.2)**	1,056.4	8	2.7	1,028.7	10
Real estate construction	**895.6**	**6**	**41.5**	632.9	5	22.4	516.7	5
Total commercial	**6,700.5**	**43**	**11.8**	5,993.9	47	8.3	5,532.0	52
Retail:								
Real estate residential	**7,533.0**	**49**	**31.8**	5,716.9	45	36.6	4,185.1	39
Real estate construction	**714.6**	**5**	**68.5**	424.0	4	61.9	261.9	2
Other retail	**186.3**	**1**	**(28.2)**	259.5	2	(33.6)	390.7	4
Credit card receivables	**250.2**	**2**	**(4.5)**	262.0	2	(1.1)	264.8	3
Total retail	**8,684.1**	**57**	**30.3**	6,662.4	53	30.6	5,102.5	48
Total loans, net of unearned	**$ 15,384.6**	**100%**	**21.6%**	$ 12,656.3	100%	19.0%	$ 10,634.5	100%

Commercial loans consist of commercial, financial and industrial; commercial real estate; and commercial construction loans. Commercial, financial and industrial loans continued as the single largest loan category within commercial loans and represented 72 percent of the commercial loan portfolio in 2004, 2003 and 2002. Commercial, financial and industrial loans increased 13 percent, or $541.0 million, in 2004 as general economic conditions improved. Commercial construction loans grew 42 percent in 2004 or $262.7 million, after increasing 22 percent or $116.2 million in 2003. The increase in commercial construction lending is primarily from growth in loans to single-family residential builders made through First Horizon Home Loans, reflecting the strong demand for single-family housing and expansion of the sales force and geographic reach. Commercial real estate loans decreased 9 percent or $97.1 million primarily due to the divestiture of Springdale. Additional commercial loan information is provided in Table 10.

Table 10 - Contractual Maturities of Commercial Loans on December 31, 2004

(Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total
Commercial, financial and industrial	$3,274,160	$2,072,353	$214,223	$5,560,736
Real estate commercial	361,937	488,718	109,523	960,178
Real estate construction	809,100	367,291	32,312	1,208,703
Total commercial loans, net of unearned income	$4,445,197	$2,928,362	$356,058	$7,729,617
For maturities over one year:				
Interest rates – floating		$1,729,898	$140,683	$1,870,581
Interest rates – fixed		1,198,464	215,375	1,413,839
Total		$2,928,362	$356,058	$3,284,420

The retail loan portfolio consists of residential real estate (principally secured by first and/or second liens on residential property), other retail (automobile and other retail installment loans requiring periodic payments of principal and interest), credit card, and retail construction loans. Residential real estate loans accounted for 87 percent of the retail loan portfolio in 2004, 86 percent in 2003 and 82 percent in 2002. The residential real estate loan portfolio grew 32 percent or $1.8 billion in 2004, and grew 37 percent or $1.5 billion in 2003, primarily due to growth in HELOC. The retail real estate construction portfolio increased 69 percent or $290.6 million in 2004, after growing 62 percent or $162.1 million in 2003. Retail real estate residential construction loans are made to individuals for the purpose of constructing a home where First Horizon Home Loans is committed to make the permanent mortgage. The increase in these loans reflects the favorable housing environment and expansion of the sales force and geographic reach. Other retail loans decreased 28 percent or $73.2 million in 2004, and decreased 34 percent or $131.2 million in 2003 largely due to a decline in automobile lending.

Going forward, FHN expects loan growth to reflect the relative strength of the economy and the continued success of the sales force and national expansion efforts. FHN will continue to evaluate alternative sources of funding which may include loan sales, securitizations, syndications, equity offerings and debt offerings.

Investment Securities

The investment portfolio of FHN consists principally of debt securities used as a source of income, liquidity and collateral for repurchase agreements or public fund deposits. Additionally, the investment portfolio is used as a tool to manage risk from movements in interest rates. On December 31, 2004, the investment portfolio totaled $2.7 billion. The investment portfolio is classified into two categories: securities available for sale (AFS) and securities held to maturity (HTM). Table 11 shows information pertaining to the composition, yields and contractual maturities of the investment securities portfolio.

Table 11 - Contractual Maturities of Investment Securities on December 31, 2004 (Amortized Cost)

(Dollars in thousands)	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities held to maturity (HTM):								
States and municipalities*	$ 35	9.63%	$ 406	7.66%	$ -	-%	$ -	-%
Total	$ 35	9.63%	$ 406	7.66%	$ -	-%	$ -	-%
Securities available for sale (AFS):								
Government agency issued MBS and CMO**	$ 32	9.40%	$ 99,382	4.33%	$50,567	4.52%	$2,252,995	4.34%
U.S. Treasuries	40,857	2.05	202	3.10	364	4.27	-	-
Other U.S. government agencies	1,000	6.08	-	-	39,794	4.19	-	-
States and municipalities*	994	7.87	-	-	-	-	6,710	7.93
Other	2,824	8.00	3,197	5.52	1,251	5.10	191,994***	3.73
Total	$45,707	2.64%	$102,781	4.36%	$91,976	4.38%	$2,451,699	4.30%

* Weighted average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis using a tax rate of 29 percent.

** Represents government agency issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 3.6 years.

*** Represents equity securities with no stated maturity.

Investment securities averaged $2.4 billion in 2004 and $2.5 billion in 2003. Investment securities represented 10 percent of earning assets in 2004, 12 percent in 2003 and 14 percent in 2002.

On December 31, 2004, AFS securities totaled $2.7 billion and consisted primarily of mortgage-backed securities (MBS), collateralized mortgage obligations (CMO), U.S. Treasuries, U.S. government agencies, and equities. On December 31, 2004, these securities had $11.6 million of net unrealized losses that resulted in a decrease in book equity of $7.1 million, net of $4.5 million of deferred income taxes. See Note 3 – Investment Securities for additional detail. On December 31, 2003, AFS securities totaled $2.5 billion and had $5.2 million of net unrealized gains that resulted in an increase in book equity of $3.2 million, net of $2.0 million of deferred income taxes.

Loans Held for Sale

Loans held for sale consist of the mortgage warehouse, HELOC, second-lien mortgages, student loans, small issuer trust preferred securities and credit card receivables. The mortgage warehouse accounts for the majority of loans held for sale. Loans held for sale represented 18 percent of total earning assets in 2004 compared with 21 percent in 2003 and 17 percent in 2002. During 2004 loans held for sale averaged $4.2 billion a decrease of 5 percent or $241.3 million from 2003. During 2003 loans held for sale averaged $4.4 billion and increased 46 percent or $1.4 billion from 2002 as a result of a higher level of originations. Since mortgage warehouse loans and other loans held for sale are generally held in inventory for a short period of time, there may be significant differences between average and period-end balances. At year-end 2004, loans held for sale totaled $5.2 billion compared to $3.0 billion at the end of 2003 due to an increase in HELOC held for sale.

DEPOSITS AND OTHER SOURCES OF FUNDS

Deposits

During 2004 core deposits decreased 2 percent, or $185.8 million, and averaged $10.8 billion. This decrease reflects the divestiture of Springdale which had core deposits of approximately $245 million in 2003 and a decline in escrow balances due to lower mortgage refinance originations in 2004. In 2003 core deposits increased 11 percent, or $1.1 billion, to an average balance of $10.9 billion from $9.8 billion in 2002 as escrow balances increased due to the high refinance origination volume. Interest-bearing core deposits increased 4 percent or $254.9 million to an average balance of $6.1 billion in 2004 from $5.8 billion in 2003 and 2002. This growth rate was negatively impacted by the divestiture of Springdale, which had interest-bearing core deposits of approximately $200 million in 2003. Growth in interest-bearing core deposits is attributable to expansion strategies which emphasize a focus on convenient hours, free checking and targeted financial center expansions. Noninterest-bearing core deposits, which averaged $4.7 billion in 2004, decreased 9 percent or $440.6 million primarily due to lower escrow balances in mortgage banking. Noninterest-bearing core deposits averaged $5.1 billion in 2003 and grew 27 percent or $1.1 billion. This growth was largely due to an increase in mortgage escrow and clearing accounts resulting from the strong mortgage origination volume experienced in 2003 and an increase in corporate deposits. In 2002, noninterest-bearing core deposits averaged $4.0 billion. Going forward, FHN expects to implement strategic growth initiatives including offering financial services, such as deposit-taking, in key markets where FHN already has an established mortgage-banking customer base.

Other Sources of Funds

Short-term purchased funds (certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreements to repurchase, commercial paper, and other short-term borrowings) averaged $11.2 billion for 2004, up 17 percent or $1.6 billion from the previous year. The increase in short-term purchased funds was used to fund earning asset growth of 11 percent or $2.4 billion in 2004. Short-term purchased funds increased 27 percent or $2.0 billion in 2003 and averaged $9.5 billion and $7.5 billion during 2003 and 2002, respectively. Short-term purchased funds accounted for 46 percent of FHN's funding (core deposits plus purchased funds and term borrowings) in 2004, 44 percent in 2003, and 42 percent in 2002. See Note 9 – Short-Term Borrowings for additional information.

Term borrowings included senior and subordinated borrowings and advances with original maturities greater than one year. Term borrowings increased 67 percent or $905.1 million and averaged $2.2 billion in 2004 compared to $1.3 billion in 2003, which increased 96 percent from $.7 billion in 2002. The increase in term borrowings was also utilized in funding earning asset growth. Term borrowings on December 31, 2004, were $2.6 billion, an increase of 52 percent, or $.9 billion from 2003 year-end. See Note 10 – Term Borrowings for additional information.

CAPITAL

Capital adequacy is an important indicator of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth, take advantage of profitable growth opportunities and promote depositor and investor confidence. Overall, FHN's capital position remained strong as shown in Table 12. Unrealized market valuations had no material effect on the ratios.

Table 12 - Capital Ratios

	2004	2003	2002
Average shareholders' equity to average assets	**6.98%**	7.16%	7.58%
Period-end shareholders' equity to assets	**6.86**	7.71	7.10
FHN's tier 1 risk-based capital	**8.62**	9.22	8.93
FHN's total risk-based capital	**13.18**	13.19	11.54
FHN's leverage	**7.16**	7.19	6.91

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution's capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution to qualify as well-capitalized, Tier 1 Capital, Total Capital and Leverage capital ratios must be at least 6 percent, 10 percent and 5 percent, respectively. As of December 31, 2004, FHN and FTBNA had sufficient capital to qualify as well-capitalized institutions as shown in Note 13 - Regulatory Capital. Shareholders' equity was $2.0 billion at year-end 2004, up 8 percent from 2003, which increased 12 percent from year-end 2002. The increase in shareholders' equity during 2004 and 2003 came from retention of net income after dividends and the effects of stock option exercises reduced by shares repurchased. The Consolidated Statements of Shareholders' Equity highlight the changes in equity since December 31, 2001.

On December 31, 2004, the closing sales price of FHN's common stock was $43.11 per share. The annual dividend yield for 2004 was 3.7 percent based on dividends declared in 2004 and the closing market price of $44.10 on December 31, 2003. On October 19, 2004, the board of directors extended the authorization, originally announced in 2000, for the non-stock option plan-related repurchase of shares from December 31, 2004, until December 31, 2007. Approximately 5.7 million shares remain available under this authority. Repurchases, if any, are made in the open market or through privately negotiated transactions and are subject to market conditions, accumulation of excess equity and prudent capital management. Pursuant to previously granted board authority, FHN may repurchase shares from time to time for its stock option and other compensation plans and will evaluate the level of capital and take action designed to generate or use capital as appropriate for the interests of the shareholders.

Table 13 - Issuer Purchases of Equity Securities

(Volume in thousands)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
2004				
October 1 to October 31	-	-	-	30,021
November 1 to November 30	-	-	-	30,021
December 1 to December 31	-	-	-	30,021
Total	-	-	-	

Compensation Plan Programs:
- A consolidated compensation plan share purchase program was approved on July 20, 2004 and was announced on August 6, 2004. This plan consolidates into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount authorized under this consolidated compensation plan share purchase program is 25.1 million shares which may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. Stock options granted after January 2, 2004, must be exercised no later than the tenth anniversary of the grant date.

Other Programs:
- A non-stock option plan-related authority was announced on October 18, 2000, authorizing the purchase of up to 9.5 million shares. On October 16, 2001, it was announced that FHN's board of directors extended the expiration date of this program from June 30, 2002, until December 31, 2004. On October 19, 2004, the board of directors extended the authorization until December 31, 2007. On December 31, 2004, 5.7 million shares remained available for purchase under this program.

On December 31, 2004, book value per common share was $16.39 compared to $15.01 for 2003 and $13.35 for 2002. Average shares for the three-year period were 124.7 million in 2004, 126.8 million in 2003 and 126.7 million in 2002. Period-end shares outstanding for this same three-year period were 123.5 million, 124.8 million and 125.6 million, respectively. The decline in shares outstanding in 2004 was primarily related to share repurchases made to offset the impact of the issuance of trust preferred securities and the divestiture of Springdale. The decline in shares outstanding in 2003 was primarily related to the repurchase of shares in connection with the divestiture of Springdale. FHN's shares are traded on The New York Stock Exchange under the symbol FHN. The sales price ranges, net income per share and dividends declared by quarter, for each of the last two years, are presented in Table 25.

While FHN may repurchase shares from time to time based upon factors described above, in order to maintain FHN's well-capitalized status while sustaining the strong balance sheet growth anticipated for 2005 through loan growth and the impact of the SLK acquisition, management currently is not repurchasing shares and is considering capital generation alternatives.

RISK MANAGEMENT

FHN has an enterprise-wide approach to risk governance, measurement, management, and reporting including an economic capital allocation process that is tied to risk profiles used to measure risk-adjusted returns. The Enterprise-wide Risk/Return Management Committee oversees risk management governance. Committee membership includes the CEO and other executive officers of FHN. The Executive Vice President (EVP) of Risk Management oversees reporting for the committee. Risk management objectives include evaluating risks inherent in business strategies, monitoring proper balance of risks and returns, and managing risks to minimize the probability of future negative outcomes. The Enterprise-wide Risk/Return Management Committee oversees and receives regular reports from the Senior Credit Policy Committee, Asset/Liability Committee (ALCO), and Operational Risk Committee. The EVP and Chief Credit Officer, EVP of Interest Rate Risk Management, and EVP of Risk Management chair these committees, respectively. Reports regarding Credit, Asset/Liability, Market, and Operational Risks are provided to the Executive and Audit Committees of the Board and to the full Board.

Risk management practices include key elements such as independent checks and balances, formal authority limits, policies and procedures, and portfolio management all executed through experienced personnel. The internal audit department also evaluates risk management activities. These activities include performing internal audits, the results of which are reviewed with management and the Audit Committee, as appropriate.

INTEREST RATE RISK MANAGEMENT

The primary purpose of managing interest rate risk is to minimize the volatility to earnings from changes in interest rates and preserve the value of FHN's capital. ALCO, a committee consisting of senior management that meets regularly, is responsible for coordinating the financial management of interest rate risk. Interest rate risk is managed by structuring the balance sheet to attempt to maintain the desired level of net interest income and other revenue while managing interest sensitivity risk and liquidity. Derivative financial instruments are used to aid in managing the exposure of the balance sheet and related net interest income and noninterest income to changes in interest rates. Interest rate sensitivity risk is defined as the risk that future changes in interest rates will adversely impact income.

FHN's net interest income and its financial condition are affected by changes in the level of market interest rates as the repricing characteristics of its loans and other assets do not necessarily match those of its deposits and other borrowings. To the extent that the interest rates on earning assets reprice less quickly than liabilities, this position will benefit net interest income in a declining interest rate environment and will negatively impact net interest income in a rising interest rate environment. In the case of floating rate assets and liabilities, FHN may also be exposed to basis risk, which results from changing spreads between loan and deposit rates.

FHN uses simulation analysis as its primary tool to evaluate interest rate risk exposure. This type of analysis computes net interest income at risk under a variety of market interest rate scenarios to dynamically identify interest rate risk exposures. This simulation, which considers forecasted balance sheet changes, prepayment speeds, deposit mix, pricing impacts, and other changes in the net interest spread, provides an estimate of the annual net interest income at risk for given changes in interest rates. The results help FHN develop strategies for managing exposure to interest rate risk. Like any forecasting technique, interest rate simulation modeling is based on a number of assumptions and judgments. In this case, the assumptions relate primarily to loan and deposit growth, asset and liability prepayments, interest rates, and on- and off-balance sheet management strategies. Management believes the assumptions used in its simulations are reasonable. Nevertheless, simulation modeling provides only a sophisticated estimate, not a precise calculation of exposure to changes in interest rates.

The simulation models used to analyze the retail/commercial bank's net interest income create various at-risk scenarios looking at increases and/or decreases in interest rates from an instantaneous movement or a staggered movement over a certain time period. In addition, the risk of changes in the yield curve is estimated by flattening and steepening the yield curve to historical levels. Management reviews these different scenarios to determine alternative strategies and executes based on that evaluation. The models are continuously updated to incorporate management action. Any scenarios that indicate a net interest income at risk of 3 percent or more are presented to the Board quarterly. A 300 basis point staggered increase or decrease in interest rates over a one-year period is a key scenario analyzed. These moves are used to estimate net interest income exposure to historically extreme movements in interest rates. Due to the current abnormally low level of rates, the federal funds overnight rate was modeled into the simulation analysis using a floor of 25 basis points. The bank's rate sensitivity position shows a risk to scenarios that project declining rates. This position is driven by floating rate assets that have increased in yield and now have further to decline; while non-maturity deposit costs have increased slightly and are still very close to their floors. Based on the rate sensitivity position on December 31, 2004, net interest income exposure over the next 12 months to a staggered decrease in interest rates of 200 basis points is estimated to be approximately five percent of base net interest income. A staggered increase of 300 basis points results in a favorable variance in net interest income of approximately three percent. A 300 basis point staggered increase and a 200 basis point staggered decrease in interest rates are hypothetical rate scenarios. These scenarios are used as one estimate of risk, and do not necessarily represent management's current view of future interest rates or market developments. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions, and management's strategies, among other factors, including those presented in the Forward-Looking Statements section of this MD&A.

Other than the impact related to the immediate change in value of balance sheet accounts, such as MSR, these simulation models and related hedging strategies exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. Mortgage banking revenue, which is generated from originating, selling and servicing residential mortgage loans, is highly sensitive to changes in interest rates due to the direct effect changes in interest rates have on loan demand. In general, low or declining interest rates typically lead to increased origination and sales income but potentially lower servicing-related income due to the impact of higher loan prepayments on the value of mortgage servicing assets. Conversely, high or rising interest rates typically reduce mortgage loan demand and hence origination and sales income while servicing-related income may rise due to lower prepayments. The effect on origination and sales income to total earnings is more significant than servicing related income. In addition, net interest income earned on loans held for sale and on swaps and similar derivative instruments used to protect the value of MSR increases when the yield curve steepens and decreases when the yield curve flattens. Capital markets revenue from fixed income securities sales is negatively affected when, as in 2004, significant uncertainties regarding changes, including the timing of changes, in interest rates cause fixed income investors to delay their purchases.

To determine the amount of interest rate risk and market value exposure of loan commitments in the pipeline, loans in the mortgage warehouse and MSR, mortgage banking uses multiple scenario rate shock analysis, including the magnitude and direction of interest rate changes, prepayment speeds, and other factors that could affect mortgage banking. As discussed in Critical Accounting Policies, derivative financial instruments are used by mortgage banking for two purposes. First, forward contracts and option contracts are used to protect the value of the pipeline and mortgage warehouse against rises in interest rates between the time an interest rate is committed to the customer and the mortgage is sold into the secondary market. Second, interest rate contracts are utilized to protect against MSR prepayment risk that generally accompanies declining interest rates. As interest rates fall, the value of MSR should decrease and the value of the servicing hedge should increase. The converse is also true. Ineffectiveness in these hedging strategies (when changes in the value of the derivative instruments do not match changes in the value of the hedged portion of our MSR for any given change in long-term interest rates) is reflected in noninterest income.

Derivative instruments are also used to protect against the risk of loss arising from adverse changes in the fair value of capital markets' securities inventory due to changes in interest rates.

FHN does not use derivative instruments to protect against the prepayment risk (due to interest rate changes or other factors) of loans or loans held for sale (other than mortgage warehouse).

Management uses the results of interest rate exposure models to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN's interest rate risk, liquidity and capital guidelines.

The derivative financial instruments listed in Table 14 are shown at both notional and fair values. Table 14 also details FHN's interest rate sensitivity profile on December 31, 2004, based on projected cash flows using anticipated sale date on loans held for sale, contractual maturity for loans and expected repayment dates for securities. The information provided in this section including the discussion regarding simulation analysis and rate shock analysis is forward-looking. Actual results could differ because of interest rate movements, the ability of management to execute its business plans and other factors, including those presented in the Forward-Looking Statements section of this MD&A.

Table 14 - Risk Sensitivity Analysis

Held for Trading *(Dollars in millions)*	2005	2006	2007	2008	2009	2010+	Total	Fair Value
Assets:								
Trading securities:								
Floating	$ 698	-	-	-	-	$ 290	$ 988	$988
Average interest rate	3.57%	-	-	-	-	13.11%	6.37%	
Interest Rate Derivatives (notional value):								
Capital Markets:								
Forward contracts:								
Commitments to buy	$2,001	-	-	-	-	-	$2,001	$ (1)
Weighted average settlement price	93.16%	-	-	-	-	-	93.16%	
Commitments to sell	$2,106	-	-	-	-	-	$2,106	$ 1
Weighted average settlement price	93.68%	-	-	-	-	-	93.68%	
Caps purchased	$ 60	-	-	-	-	-	$ 60	$ (1)
Weighted average strike price	5.67%	-	-	-	-	-	5.67%	
Caps written	$ (60)	-	-	-	-	-	$ (60)	$ 1
Weighted average strike price	5.67%	-	-	-	-	-	5.67%	
Swap contracts	-	$ 8	$ 29	$ 29	-	$ 38	$ 104	$ (4)
Average pay rate (floating)	-	5.19%	5.35%	4.63%	-	2.78%	4.21%	
Average receive rate (fixed)	-	6.48%	6.42%	4.95%	-	5.77%	5.78%	
Swap contracts	-	$ (8)	$ (29)	$ (29)	-	$ (38)	$ (104)	$ 4
Average pay rate (fixed)	-	6.48%	6.42%	4.95%	-	5.77%	5.78%	
Average receive rate (floating)	-	5.19%	5.35%	4.63%	-	2.78%	4.21%	

Table 14 - Risk Sensitivity Analysis (continued)

Held for Purposes Other Than Trading *(Dollars in millions)*	2005	2006	2007	2008	2009	2010+	Total	Fair Value
Assets:								
Loans, net of unearned income*:								
Floating	$4,910	$ 877	$ 389	$ 260	$ 227	$5,159	$11,822	$11,822
Average interest rate	5.38%	4.78%	4.66%	4.41%	5.01%	4.99%	5.11%	
Fixed	$ 691	$ 532	$ 527	$ 602	$ 474	$1,739	$ 4,565	$ 4,556
Average interest rate	5.67%	5.90%	5.83%	5.54%	5.92%	6.38%	5.99%	
Loans held for sale - floating	$3,165	-	-	-	-	-	$ 3,165	$ 3,178
Average interest rate	6.02%	-	-	-	-	-	6.02%	
Loans held for sale - fixed	$2,003	-	-	-	-	-	$ 2,003	$ 2,017
Average interest rate	6.15%	-	-	-	-	-	6.15%	
Investment securities - fixed	$ 390	$ 412	$ 460	$ 289	$ 216	$ 827	$ 2,594	$ 2,594
Average interest rate	3.92%	4.24%	4.25%	4.31%	4.30%	4.29%	4.22%	
Investment securities - floating	-	-	$ 4	-	-	$ 83	$ 87	$ 87
Average interest rate	-	-	5.00%	-	-	4.25%	4.28%	
Liquid assets - floating**	$ 688	-	-	-	-	-	$ 688	$ 688
Average interest rate	1.74%	-	-	-	-	-	1.74%	
Liabilities:								
Interest-bearing deposits:								
Defined maturity								
Floating	$ 712	$ 414	$ 8	$ 5	$ 200	-	$ 1,339	$ 1,339
Average interest rate	2.35%	2.33%	1.22%	1.22%	2.64%	-	2.38%	
Fixed	$7,733	$ 391	$ 251	$ 81	$ 158	$ 324	$ 8,938	$ 8,972
Average interest rate	2.32%	3.23%	4.19%	3.86%	4.19%	5.02%	2.56%	
Undefined maturity								
Floating	-	-	-	-	-	$2,541	$ 2,541	$ 2,541
Average interest rate	-	-	-	-	-	1.11%	1.11%	
Fixed	-	-	-	-	-	$1,969	$ 1,969	$ 1,969
Average interest rate	-	-	-	-	-	.40%	.40%	
Short-term borrowings:								
Floating	$3,719	-	-	-	-	-	$ 3,719	$ 3,719
Average interest rate	2.16%	-	-	-	-	-	2.16%	
Fixed	$ 24	-	-	-	-	$ 10	$ 34	$ 34
Average interest rate	1.18%	-	-	-	-	5.78%	2.55%	
Term borrowings - floating	$1,050	$ 150	$ 50	-	-	-	$ 1,250	$ 1,250
Average interest rate	2.33%	2.38%	2.67%	-	-	-	2.35%	
Term borrowings - fixed	$ 25	-	-	$ 231	-	$1,110	$ 1,366	$ 1,397
Average interest rate	6.65%	-	-	6.00%	-	5.57%	5.66%	

* Excludes nonaccrual loans.

** Consists of federal funds sold, securities purchased under agreements to resell and investments in time deposits.

Table 14 - Risk Sensitivity Analysis (continued)

Held for Purposes Other Than Trading *(Dollars in millions)*	2005	2006	2007	2008	2009	2010+	Total	Fair Value
Derivatives (notional value):								
Mortgage banking:								
Pipeline and warehouse hedging								
Forward contracts to sell	$3,399	-	-	-	-	-	$ 3,399	$ (6)
Weighted average settlement price	100.79%	-	-	-	-	-	100.79%	
Future contracts sold	$3,616	$2,176	$1,632	$1,039	$1,465	-	$ 9,928	$ (1)
Weighted average strike price	96.90%	96.10%	95.57%	95.11%	94.90%	-	96.02%	
Interest rate lock commitments	$3,309	-	-	-	-	-	$ 3,309	$ 16
Average interest rate	5.82%	-	-	-	-	-	5.82%	
Put options purchased	$ (500)	-	-	-	-	-	$ (500)	$ (1)
Weighted average strike price	99.37%	-	-	-	-	-	99.37%	
Call options written	$ 250	-	-	-	-	-	$ 250	*
Weighted average strike price	99.73%	-	-	-	-	-	99.73%	
Servicing portfolio hedging								
Swaptions	$3,400	-	-	-	-	-	$ 3,400	$ 13
Weighted average strike price	4.36%	-	-	-	-	-	4.36%	
Swaps	-	-	-	-	-	$2,805	$ 2,805	$ 79
Average pay rate (floating)	-	-	-	-	-	2.32%	2.32%	
Average receive rate (fixed)	-	-	-	-	-	4.83%	4.83%	
Interest rate risk management:								
Swaps	$ 176	$ 47	$ 9	$ 196	$ 26	$1,051	$ 1,505	$ 5
Average pay rate (floating)	2.46%	2.03%	2.32%	2.39%	2.40%	2.66%	2.58%	
Average receive rate (fixed)	3.23%	3.96%	3.73%	4.09%	3.99%	5.41%	4.90%	
Swaps	$ 26	$ 47	$ 9	$ 54	$ 26	$ 1	$ 163	$ (3)
Average pay rate (fixed)	5.20%	3.84%	3.54%	4.93%	3.87%	5.10%	4.42%	
Average receive rate (floating)	2.41%	2.03%	2.32%	2.37%	2.40%	2.41%	2.28%	
Caps purchased	$ 7	$ 4	$ 10	-	-	$ 2	$ 23	*
Weighted average strike price	4.00%	3.00%	4.00%	-	-	8.00%	4.17%	
Caps written	$ (7)	$ (4)	$ (10)	-	-	-	$ (21)	*
Weighted average strike price	4.00%	3.00%	4.00%	-	-	-	3.81%	

* Amount is less than $500,000

LIQUIDITY RISK MANAGEMENT

Liquidity risk is the risk of being unable to fund assets with liabilities of the appropriate duration and interest rate, as well as the risk of not being able to meet unexpected cash needs. The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, other creditors and borrowers, and the requirements of ongoing operations. This objective is met by maintaining liquid assets in the form of trading securities and securities available for sale, maintaining sufficient unused borrowing capacity in the national money markets, growing core deposits, and the repayment of loans and the capability to sell or securitize loans. ALCO is responsible for managing these needs by taking into account the marketability of assets; the sources, stability and availability of funding; and the level of unfunded commitments. See Note 18 – Restrictions, Contingencies, Commitments, and Other Disclosures for additional information. Funds are available from a number of sources, including core deposits, the securities available for sale portfolio, the Federal Home Loan Bank, the Federal Reserve Board, access to capital markets through issuance of senior or subordinated bank notes and institutional certificates of deposit, availability to the overnight and term Federal Funds markets, access to retail brokered certificates of deposit, dealer and commercial customer repurchase agreements, and through the sale or securitization of loans.

Core deposits are a significant source of funding and have been a stable source of liquidity for banks. These deposits are insured by the Federal Deposit Insurance Corporation to the maximum extent authorized by law. For 2004, the average total loans, excluding loans held for sale, to core deposit ratio was 143 percent compared with 116 percent and 108 percent in 2003 and 2002, respectively. As loan growth currently exceeds core deposit growth, alternative sources of funding loan growth may be necessary in order to maintain an adequate liquidity position. One means of maintaining a stable liquidity position is to sell loans either through whole loan sales or loan securitizations. FHN periodically evaluates its liquidity position in conjunction with determining its ability and intent to hold loans to maturity.

FTBNA has a bank note program available for additional liquidity under which the bank may borrow funds from time to time at maturities of 30 days to 30 years. On December 31, 2004, $.1 billion was available under current conditions through the bank note program as a long-term (greater than one year) funding source compared to $1.0 billion in 2003. In February 2005, FTBNA established a new bank note program providing additional liquidity of $5.0 billion (see also Subsequent Events). Borrowings under the old bank note program increased $290.1 million during 2004 in order to meet increased liquidity needs related to strong loan growth. FTBNA also has the ability to enhance its liquidity position by issuing preferred equity or incurring other debt. FHN also evaluates alternative sources of funding, including loan sales, securitizations, syndications, Federal Home Loan Bank borrowings, debt offerings and equity offerings in its management of liquidity. Due to considerable growth of the HELOC portfolio, securitization of this loan type was an important funding source in 2004 and should grow in significance in future years.

In addition, liquidity has been obtained through the issuance of $300.0 million of guaranteed preferred beneficial interest in FHN's junior subordinated debentures through two Delaware business trusts wholly owned by FHN and through preferred stock issued by an indirect wholly-owned subsidiary of FHN ($45.7 million and $45.6 million on December 31, 2004 and 2003, respectively). See Note 10 – Term Borrowings, Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures and Note 12 – Preferred Stock of Subsidiary for additional information.

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing and financing activities for each of the three years ending December 31, 2004. In 2004, cash flows from operating activities were negative primarily due to funding increased levels of HELOC held for sale and growth in MSR and other retained interests resulting from securitization activities. In 2003, cash flows from operating activities were positive as the mortgage warehouse decreased from 2002 levels due to a rising mortgage interest rate environment. In 2002, growth in the mortgage warehouse resulted in negative cash flows from operating activities. Earnings represent a significant source of liquidity, consistently providing positive cash flows in each of the three years. In 2004, strong deposit growth provided a significant portion of FHN's positive cash flows from financing activities and was utilized to meet increased liquidity needs related to strong loan growth as reflected in negative cash flows from investing activities. The issuance of term borrowings is an essential source of cash flows, and term borrowings were also utilized to better match the increased liquidity needs related to strong loan growth during the three-year period. Deposit growth also provided considerable positive cash flows in 2002. Sales and maturities of investment securities largely offset purchases in each of the three years.

Parent company liquidity is maintained by cash flows stemming from dividends and interest payments collected from subsidiaries, which represent the primary source of funds to pay dividends to shareholders and interest to debt holders. The amount of dividends from FTBNA is subject to certain regulatory restrictions that are described in Note 18 – Restrictions, Contingencies, Commitments, and Other Disclosures. The parent company statements are presented in Note 26 – Parent Company Financial Information. The parent company also has the ability to enhance its liquidity position by raising equity or incurring debt. Under an effective shelf registration statement on file with the SEC, FHN, as of December 31, 2004, may offer from time to time at its discretion, debt securities and common and preferred stock aggregating up to $125 million.

Off-balance Sheet Arrangements and Other Contractual Obligations

First Horizon Home Loans originates conventional conforming and federally insured single-family residential mortgage loans. Likewise, FTN Financial Capital Assets Corporation frequently purchases the same types of loans from customers. Substantially all of these mortgage loans are exchanged for securities, which are issued through investors, including Government Sponsored Entities (GSE), such as GNMA for federally insured loans and FNMA and FHLMC for conventional loans, and then sold in the secondary markets. After sale, these loans are not reflected on the Consolidated Statements of Condition. Each of the GSE has specific guidelines and criteria for sellers and servicers of loans backing their respective securities. FHN's use of GSE as an efficient outlet for mortgage loan production is an essential source of liquidity for FHN and other participants in the housing industry. During 2004 and 2003, approximately $19.3 billion and $40.9 billion, respectively, of conventional and federally insured mortgage loans were securitized and sold by First Horizon Home Loans through these GSE. See also Note 18 – Restrictions, Contingencies, Commitments and Other Disclosures.

Certain of FHN's originated loans do not conform to the requirements for sale or securitization by FNMA and FHLMC. FHN pools and securitizes these non-conforming loans in proprietary transactions. After securitization and sale, these loans are not reflected on the Consolidated Statements of Condition except as described hereafter (see Credit Risk Management – Mortgage Banking). These transactions, which are conducted through single-purpose business trusts, are the most efficient way for FHN and other participants in the housing industry to monetize these assets. On December 31, 2004 and 2003, the outstanding principal amount of loans in these off-balance sheet business trusts was $11.3 billion and $6.0 billion, respectively. Given the significance of FHN's origination of non-conforming loans, the use of single-purpose business trusts to securitize these loans is an important source of liquidity to FHN. See Note 24 – Securitizations for additional information.

Pension obligations are funded by FHN to provide current and future benefit to participants in FHN's noncontributory, defined benefit pension plan. On September 30, 2004, the annual measurement date, pension obligations were $333.4 million with $348.1 million of assets in the trust to fund those obligations. All qualified plans are generally funded to the amounts of accumulated benefit obligations. FHN expects to contribute the maximum tax deductible contribution to the pension plan in 2005, which is estimated to be approximately $15 million to $17 million. In 2004, FHN contributed $57.0 million to the pension plan. The discount rate for 2004 of 6.47 percent was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rate for the pension plan is selected based on data specific to FHN's plans and employee population. See Note 20 – Savings, Pension and Other Employee Benefits for additional information.

FHN has various other financial obligations, which may require future cash payments. Table 15 sets forth contractual obligations representing required and potential cash outflows as of December 31, 2004. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon. See Note 18 – Restrictions, Contingencies, Commitments and Other Disclosures for additional information.

Table 15 - Contractual Obligations

	Payments due by period				
(Dollars in thousands)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Contractual obligations:					
Time deposit maturities*	$8,445,181	$1,064,189	$443,389	$ 324,679	$10,277,438
Term borrowings**	1,074,490	200,668	232,276	1,109,343	2,616,777
Annual rental commitments under noncancelable leases***	59,084	95,622	49,943	40,471	245,120
Purchase obligations	25,311	20,693	7,013	17,326	70,343
Total contractual obligations	$9,604,066	$1,381,172	$732,621	$1,491,819	$13,209,678

* See Note 8 – Time Deposit Maturities for further details.
** See Note 10 – Term Borrowings for further details.
*** See Note 5 – Premises, Equipment and Leases for further details.

Credit Ratings

Maintaining adequate credit ratings on debt issues is critical to liquidity because it affects the ability of FHN to attract funds from various sources, such as brokered deposits or wholesale borrowings of which FHN had $6.2 billion and $3.6 billion on December 31, 2004 and 2003, respectively, on a cost-competitive basis (see also Liquidity Risk Management). The various credit ratings are detailed in Table 16. The availability of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such issues as capital levels, asset quality and reputation. The availability of core deposit funding is dependent upon federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources.

Table 16 - Credit Ratings

	Standard & Poor's	Moody's	Fitch
First Horizon National Corporation			
Overall credit rating	A-/Stable	A2/Stable	A/Stable/F1
Subordinated debt	BBB+	A3	A-
Capital securities*	BBB	A3	A-
First Tennessee Bank National Association			
Overall credit rating	A/Stable/A-1	A1/Stable	A/Stable/F1
Long-term/short-term deposits	A/A-1	A1/P-1	A+/F1
Other long-term/short-term funding**	A	A1/P-1	A
Subordinated debt	A-	A2	A-
FT Real Estate Securities Company, Inc.			
Preferred stock	BBB+	A3	

* Guaranteed preferred beneficial interests in First Horizon's junior subordinated debentures issued through a wholly-owned unconsolidated business trust.
** Other funding includes senior bank notes.
A rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

MARKET RISK MANAGEMENT

Capital markets buys and sells various types of securities for its customers. When these securities settle on a delayed basis, they are considered forward contracts. Inventory positions are limited to the procurement of securities solely for distribution to customers by the sales staff, and ALCO policies and guidelines have been established with the objective of limiting the risk in managing this inventory.

CREDIT RISK MANAGEMENT

Credit risk is the risk of loss due to adverse changes in a borrower's ability to meet its financial obligations under agreed upon terms. FHN is subject to credit risk in lending, trading, investing, liquidity/funding and asset management activities. The nature and amount of credit risk depend on the types of transactions, the structure of those transactions and the parties involved. In general, credit risk is incidental to trading, liquidity/funding and asset management activities, while it is central to the profit strategy in lending. As a result, the majority of credit risk is associated with lending activities.

FHN has processes and management committees in place that are designed to assess and monitor credit risks. Management's Asset Quality Committee has the responsibility to evaluate its assessment of current asset quality for each lending product. In addition, the Asset Quality Committee evaluates the projected changes in classified loans, non-performing assets and charge-offs. A primary objective of this committee is to provide information about changing trends in asset quality by region or loan product, and to provide to senior management a current assessment of credit quality as part of the estimation process for determining the allowance for loan losses. The Senior Credit Watch Committee has primary responsibility to enforce proper loan risk grading, to identify credit problems, and to monitor actions to rehabilitate certain credits. Management also has a Senior Credit Policy Committee that is responsible for enterprise-wide credit risk oversight and provides a forum for addressing management issues. The committee also develops credit policies, which are approved by the Executive Committee of the Board, and underwriting guidelines to manage the level and composition of credit risk in its loan portfolio and review performance relative to these policies. In addition, the Financial Counterparty Credit Committee, composed of senior managers, assesses the credit risk of financial counterparties and sets limits for exposure based upon the credit quality of the counterparty. FHN's goal is to manage risk and price loan products based on risk management decisions and strategies. Management strives to identify potential problem loans and nonperforming loans early enough to correct the deficiencies. It is management's objective that both charge-offs and asset write-downs are recorded promptly, based on management's assessments of current collateral values and the borrower's ability to repay.

FHN has a significant concentration in loans secured by real estate. In 2004, 66 percent of total loans are secured by real estate compared to 62 percent in 2003 (see Table 9). Three lending products have contributed to this increased level of real estate lending – (1) significant growth in second mortgages identified as HELOC which grew 50 percent; (2) commercial construction lending which grew 42 percent led by growth in loans to single-family builders; and (3) retail real estate construction which grew 69 percent. FHN's commercial real estate lending is well-diversified by product type and industry. On December 31, 2004, FHN did not have any concentrations of 10 percent or more of total commercial, financial and industrial loans in any single industry.

Allowance for Loan Losses and Charge-offs

Management's policy is to maintain the allowance for loan losses at a level sufficient to reflect the estimated probable incurred losses in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. The adequacy of the allowance for loan losses is analyzed quarterly. The Chief Credit Officer has the responsibility for performing a comprehensive review of the allowance for loan losses and making a recommendation to the Executive Committee of the Board for approval of the allowance for loan losses at each quarterly reporting period. An analytical model based on historical loss experience, adjusted for current events, trends and economic conditions is used to assess the adequacy of the allowance for loan losses. This methodology determines an estimated loss percentage (reserve rate), which is applied against the balance of loans in each segment of the loan portfolio at the evaluation date. The nature of the process by which FHN determines the appropriate allowance for loan losses requires the exercise of considerable judgment. After review of all relevant factors, management believes the allowance for loan losses is adequate and reflects its best estimate of probable incurred losses.

The total allowance for loan losses decreased to $158.2 million on December 31, 2004, from $160.3 million at year-end 2003, which was up $16.0 million since year-end 2002. Period-end loans increased 17 percent in 2004 after increasing 23 percent in 2003. The ratio of allowance for loan losses to loans, net of unearned income, decreased to .96 percent on December 31, 2004, from 1.15 percent on December 31, 2003, primarily reflecting improvement in the retail loan portfolio's risk profile as the mix shifted to a higher concentration of loans to high credit score borrowers. The risk profile of the commercial loan portfolio also improved due to a stronger economy, as evidenced by current lower levels of watch list and classified loans. The ratio of allowance for loan losses to loans was 1.27 percent on December 31, 2002.

Table 18 summarizes by category loans charged off and recoveries of loans previously charged off. This table also shows the additions to the reserve (provision), which have been charged against operating earnings. Table 17 shows net charge-off ratios. Net charge-offs decreased to $42.1 million for the year ended December 31, 2004 down from $68.0 million in 2003 and $98.5 million in 2002. The decrease in the 2004 level of net charge-offs was impacted by improvement in both the retail and commercial loan portfolios. Total commercial and commercial real estate related loan net charge-offs decreased to $11.9 million in 2004 from $20.6 million in 2003. The commercial loan net charge-offs, which were not concentrated in any one industry or region, decreased as the economy improved. Residential real estate loan net charge-offs decreased to $16.8 million in 2004 from $31.0 million in 2003 as successful cross-sell efforts to mortgage banking customers led to an improvement in the mix of the portfolio as evidenced by an overall increase in credit scores and reduced loan to value ratios. Credit card receivables net charge-offs decreased to $10.6 million from $12.2 million in 2003, and other retail loan net charge-offs decreased to $2.9 million in 2004 from $4.3 million in 2003. The ratio of net charge-offs to average loans decreased to .27 percent for 2004 from .54 percent for 2003 and .93 percent for 2002.

Table 17 - Net Charge-off Ratios*

	2004	2003	2002
Commercial	**.18%**	.34%	.75%
Retail real estate**	**.20**	.48	.64
Other retail	**1.55**	1.64	3.47
Credit card receivables	**4.25**	4.65	4.35
Total net charge-offs	**.27**	.54	.93

Loans are averages expressed net of unearned income.
* Table 9 provides information on the relative size of each loan portfolio.
** Excludes ($.1) million, $1.6 million and $3.6 million of net charge-offs/(recoveries) for 2004, 2003 and 2002, respectively, related to loans classified as nonperforming from the warehouse and the repurchase of loans originated and previously sold by First Horizon Home Loans.

Within the course of normal mortgage banking activities, a small percentage of mortgage loan originations are classified as nonperforming assets when FHA/VA borrowers are delinquent in their monthly payments prior to the completion of the insuring process. Additionally, loans that have been sold may be required to be repurchased if they are found not to meet an investor's origination criteria. From this pool, there were net recoveries of $.1 million in 2004, down from net charge-offs of $1.6 million in 2003 due to changes in the disposition of these assets.

Going forward, asset quality indicators should reflect the relative strength of the economy and the early recognition and resolution of asset quality issues. In addition, asset quality ratios could be affected by balance sheet strategies and shifts in loan mix to and from products with different risk/return profiles. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of this MD&A discussion.

Table 18 - Analysis of Allowance for Loan Losses

(Dollars in thousands)	**2004**	2003	2002	2001	2000	1999
Allowance for loan losses:						
Beginning balance	**$ 160,333**	$ 144,298	$ 150,614	$ 139,210	$ 134,979	$ 131,906
Provision for loan losses	**48,348**	86,698	92,184	93,220	67,491	57,406
Divestitures/transfers to held for sale	**(8,382)**	(2,652)	-	(1,337)	(2,173)	(2,683)
Charge-offs:						
Commercial:						
Commercial, financial and industrial	**11,925**	12,460	37,241	22,596	6,583	9,714
Real estate commercial	**2,690**	3,067	2,966	4,156	857	510
Real estate construction	**779**	7,642	3,367	968	47	-
Retail:						
Real estate residential*	**21,271**	35,809	36,726	30,532	17,348	9,742
Other retail	**7,094**	9,920	19,979	20,603	20,868	17,392
Credit card receivables	**12,870**	13,538	12,862	13,369	25,485	22,867
Total charge-offs	**56,629**	82,436	113,141	92,224	71,188	60,225
Recoveries:						
Commercial:						
Commercial, financial and industrial	**3,473**	2,438	2,136	1,991	2,903	2,082
Real estate commercial	**51**	166	41	280	480	228
Real estate construction	**10**	1	-	-	-	8
Retail:						
Real estate residential*	**4,517**	4,820	4,693	2,788	857	510
Other retail	**4,211**	5,653	6,419	4,953	3,937	3,725
Credit card receivables	**2,227**	1,347	1,352	1,733	1,924	2,022
Total recoveries	**14,489**	14,425	14,641	11,745	10,101	8,575
Net charge-offs	**42,140**	68,011	98,500	80,479	61,087	51,650
Ending balance	**$ 158,159**	$ 160,333	$ 144,298	$ 150,614	$ 139,210	$ 134,979
Reserve for off-balance sheet commitments	**$ 7,904**	$ 7,804	$ 5,368	$ 4,759	$ 4,486	$ 4,624
Total of allowance for loan losses and reserve for off-balance sheet commitments	**$ 166,063**	$ 168,137	$ 149,666	$ 155,373	$ 143,696	$ 139,603
Loans and commitments:						
Period end loans, net of unearned	**$16,427,673**	$13,990,525	$11,345,445	$10,283,143	$10,239,450	$9,363,158
Insured loans	**665,909**	862,675	785,270	-	-	-
Loans excluding insured loans	**$15,761,764**	$13,127,850	$10,560,175	$10,283,143	$10,239,450	$9,363,158
Off-balance sheet commitments**	**$ 6,226,245**	$ 5,464,097	$ 3,398,534	$ 2,895,681	$ 2,069,143	$1,679,237
Average loans, net of unearned	**$15,384,650**	$12,656,318	$10,634,530	$10,104,277	$ 9,931,955	$8,818,766
Ratios*:**						
Allowance to loans	**.96%**	1.15%	1.27%	1.46%	1.36%	1.44%
Allowance to loans excluding insured loans	**1.00**	1.22	1.37	1.46	1.36	1.44
Allowance to net charge-offs	**3.75x**	2.36x	1.46x	1.87x	2.28x	2.61x
Net charge-offs to average loans	**.27**	.54	.93	.80	.62	.59

* Real estate residential net charge-offs/(recoveries) include ($.1) million, $1.6 million, $3.6 million, $3.2 million, $5.2 million and $2.1 million of net charge-offs/(recoveries) for the years 2004 through 1999, respectively, related to loans classified as nonperforming from the warehouse and the repurchase of loans originated and previously sold by First Horizon Home Loans.

** Amount of off-balance sheet commitments for which a reserve has been provided. See Note 18 – Restrictions, Contingencies, Commitments and Other Disclosures for further details on off-balance sheet commitments.

*** Net of unearned income.

Table 19 - Loans and Foreclosed Real Estate on December 31

(Dollars in millions)	2004						2003		
	Commercial	Construction and Development	Commercial Real Estate	**Total**	% of Total	Allowance for Loan Losses	Total	% of Total	Allowance for Loan Losses
Internal grades:									
1	$ 269	$ -	$ -	**$ 269**	2%	$ 1	$ 276	2%	$ 1
2	481	-	48	**529**	3	4	446	3	4
3	657	2	15	**674**	4	8	421	3	6
4	3,206	782	668	**4,656**	28	56	3,616	26	44
5	810	401	208	**1,419**	9	20	1,179	9	18
6	55	11	8	**74**	1	3	106	1	4
7	47	3	3	**53**	-	5	43	-	5
8,9,10 (Classifieds)	15	-	5	**20**	-	3	40	-	9
	5,540	1,199	955	**7,694**	47	100	6,127	44	91
Impaired loans:									
Contractually past due	19	10	5	**34**	-	10	32	-	10
Contractually current	1	-	-	**1**	-	-	2	-	-
Total commercial and commercial real estate loans	5,560	1,209	960	**7,729**	47	110	6,161	44	101
Retail:									
Real estate residential				**7,245**	44	30	6,819	49	39
Real estate construction				**1,036**	6	3	527	4	2
Other retail				**169**	1	5	212	1	5
Credit card receivables				**249**	2	10	272	2	13
Total retail loans				**8,699**	53	48	7,830	56	59
Total loans				**$16,428**	100%	$158	$13,991	100%	$160
Foreclosed real estate:									
Commercial	$ 12	$ -	$ 3	**$ 15**			$ 9		
Retail				**4**			5		
Mortgage banking				**9**			10		
Total foreclosed real estate				**$ 28**			$ 24		

Loans are expressed net of unearned income. All amounts in the Allowance for Loan Losses columns have been rounded to the nearest million dollars. All data is based on internal loan classifications. Certain previously reported amounts have been reclassified to agree with current presentation. Definitions of each credit grade are provided below:

Grade 1: Firmly established, stable companies with excellent earnings, liquidity, and capital. Possess many of the same characteristics as Standard & Poor's (S&P) AA rated companies.

Grade 2: Well-established, stable companies with good to very good earnings, liquidity, and capital. Possess many of the same characteristics as S&P A rated companies.

Grade 3: Reasonably well-established, stable companies with above average to good earnings, liquidity, and capital and with consistent, positive trends relative to industry norms.

Grade 4: Reasonably well-established, stable companies with average earnings, liquidity, and capital.

Grade 5: New and established companies with some potential weakness. Capital considered less than average and history of average to below average earnings without consistent positive trends. Overall acceptable credits with minor weaknesses which warrant additional servicing.

Grade 6: Financial condition adversely affected by temporary lack of earnings or liquidity or changes in the operating environment. An action plan is required to rehabilitate the credit or have it refinanced elsewhere.

Grade 7: Significant developing weaknesses or adverse trends in earnings, liquidity, capital, or operating environment. Limited alternate financing is available.

Grade 8: Significantly higher than normal probability that: (1) legal action will be required; (2) liquidation of collateral will be required; (3) there will be a loss; or all three will occur. This grade is believed to be substantially equivalent to the regulators' classification of substandard.

Grade 9: Excessive degree of risk. Financial and management deficiencies are well defined and make the obligor's ability to repay from anticipated sources under existing terms and conditions uncertain. Collateral shortfall and/or undeterminable collateral values exist. Timing and amount of loss are uncertain. This grade is believed to be substantially equivalent to the regulators' classification of doubtful.

Grade 10: Borrowers are deemed incapable of repayment and debt is deemed uncollectible. Loans should no longer be carried as an active bank asset. This grade is believed to be substantially equivalent to the regulators' classification of loss.

Impaired: A loan for which it is probable that all amounts due, according to the contractual terms of the loan agreement, will not be collected and the loan is placed on non-accrual status. Reserves for impaired loans are based on the value of the collateral or the cash flow of the entity compared to the outstanding balance.

Components of the Allowance for Loan Losses

The allowance for loan losses is composed of the following components: reserves for individually impaired commercial loans, reserves for commercial loans evaluated based on pools of credit graded loans, and reserves for pools of smaller-balance homogeneous retail and commercial loans. Reserves for individually impaired commercial loans are computed in accordance with SFAS No. 114, and are based on either the estimated collateral value less selling costs (if the loan is a collateral dependent loan), or the present value of expected future cash flows discounted at the loan's effective interest rate. Reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail and commercial loans are determined in accordance with SFAS No. 5. The reserve factors applied to these pools are an estimate of probable incurred losses based on management's evaluation of historical losses from loans with similar characteristics, adjusted for current economic factors and trends. Table 19 gives a breakdown of the allowance allocation by major loan types and commercial loan grades on December 31, 2004, compared with December 31, 2003.

To assess the quality of individual commercial loans, all commercial loans are internally assigned a credit grading, ranging from grades 1 to 10. The credit grading system is intended to identify and measure the credit quality of lending relationships by analyzing the migration of loans between grading categories. It is also integral to the estimation methodology utilized in determining the allowance for loan losses since an allowance is established for pools of commercial loans based on the credit grade assigned. The appropriate relationship manager performs the process of classifying commercial loans into the appropriate credit grades initially as a component of the approval of the loan and has responsibility for insuring that the loan is properly graded throughout the life of the loan. The proper loan grade for all commercial loans in excess of $1 million is confirmed by a senior credit officer in the approval process. To determine the most appropriate credit grade for each loan, based on the size of the loan, credit officers examine and consider both financial and non-financial data as discussed in the credit grade definitions disclosed in Table 19. Loan grades are frequently reviewed by commercial loan review to determine if any changes in the circumstances of the loan require a different risk grade.

A reserve rate is established for each loan grade based on a historical three-year moving average of actual charge-offs. The reserve rate is then adjusted for current events, trends, and economic conditions that affect the asset quality of the loan portfolio. Some of the factors considered in making these adjustments include: levels of and trends in delinquencies; classified loans and nonaccrual loans; trends in outstandings and maturities; effects of changes in lending policies and underwriting guidelines; introduction of new loan products with different risk characteristics; experience, ability and depth of lending management and staff; migration trends of loan grades; and charge-off trends that may skew the historical three-year moving average. Finally, the reserve rates for each loan grade are reviewed quarterly to reflect local, regional and national economic trends; concentrations of cyclical industries; and the economic prospects for industry concentrations. To supplement management's process in setting these additional adjustments, an economic model is used that evaluates the correlation between historical charge-offs and a number of state and national economic indicators. Also, all classified loans $1 million and greater are reviewed individually in accordance with SFAS No. 114, and a specific reserve is set based on the exposure (the difference between the outstanding loan amount and either the present value of expected future cash flows or the estimated net realizable value of the collateral) and the probability of loss.

Table 20 shows the reserve rates (percentage of allowance for loan losses to outstanding balances) by loan category. The average reserve rate for all commercial loans decreased to 1.30 percent in 2004 from 1.49 percent in 2003 and 1.29 percent in 2002. This decrease is due to improvement in watch list and classified loans and improvement in commercial economic factors.

Table 20 - Average Reserve Rates

	2004	**Loans % of Total**	2003	Loans % of Total	2002	Loans % of Total	2001	Loans % of Total	2000	Loans % of Total
Commercial, commercial real estate and commercial construction*	**1.30%**	**46.9**	1.49%	43.8	1.29%	50.0	1.31%	54.1	1.29%	51.6
Impaired	**28.57**	**.2**	29.41	.2	30.61	.5	44.74	.4	36.59	.4
Retail real estate	**.40**	**50.4**	.56	52.5	.77	44.6	.99	38.3	.69	36.7
Other retail	**2.96**	**1.0**	2.35	1.5	1.05	2.5	1.96	4.5	1.67	8.2
Credit card receivables	**4.02**	**1.5**	4.76	2.0	5.13	2.4	4.63	2.7	5.02	3.1

* Excludes impaired loans.

The allowance for loan losses for smaller-balance homogenous loans (retail loans) is determined based on pools of similar loan types that have similar credit risk characteristics, which is consistent with industry practice. FHN manages retail loan credit risk on a portfolio basis. Reserve rates are established for each segment of the retail loan portfolio based on historical loss experience and are adjusted to reflect current events, trends and economic conditions. Some of the factors for making these adjustments include: changes in underwriting guidelines or credit scoring models; trends in consumer payment patterns, delinquencies and personal bankruptcies; changes in the mix of loan products outstanding; experience, ability and depth of lending management and staff; value of underlying collateral; and charge-off trends.

The average reserve rate for retail real estate loans was .40 percent in 2004 as compared to .56 percent in 2003 and .77 percent in 2002. The decrease in the retail real estate loan reserve rate for 2004 was impacted primarily by the improvement in the retail loan portfolio's risk profile. The reserve rate for other retail loans, a diminishing portfolio of loans which represented only 1 percent of total loans in 2004, increased to 2.96 percent in 2004 from 2.35 percent in 2003 primarily due to the changing risk profile of this mature portfolio of loans. The other retail loans reserve rate was 1.05 percent in 2002. The average reserve rate for credit card receivables improved to 4.02 percent in 2004 from 4.76 percent in 2003 due to the transfer of a portfolio of credit card receivables to held for sale.

Nonperforming Assets

Nonperforming loans consist of impaired, other nonaccrual and restructured loans. These, along with foreclosed real estate and other assets, represent nonperforming assets. Impaired loans are those loans for which it is probable that all amounts due, according to the contractual terms of the loan agreement, will not be collected and for which recognition of interest income has been discontinued. Other nonaccrual loans are residential and other retail loans on which recognition of interest income has been discontinued. Restructured loans generally take the form of an extension of the original repayment period and/or a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower.

Overall, nonperforming assets remained stable, totaling $77.3 million on December 31, 2004, compared to $76.2 million on December 31, 2003. Nonperforming assets in retail/commercial banking were $65.2 million for 2004 compared to $62.9 million for 2003. However, the retail/commercial banking nonperforming assets ratio decreased to .40 percent from .45 percent as loans increased 17 percent. The increase in nonperforming assets is primarily due to higher levels of foreclosed real estate which is indicative of FHN's greater exposure in real estate lending. Mortgage banking nonperforming assets were also stable at $12.1 million for 2004 compared to $13.3 million for 2003.

Information regarding nonperforming assets and past-due loans is presented in Table 22. Table 21 gives additional information related to changes in nonperforming assets for 2002 through 2004.

Table 21 - Changes in Nonperforming Assets

(Dollars in millions)	2004	2003	2002
Beginning balance	**$ 76.2**	$ 75.7	$ 85.1
Additional nonperforming assets	**77.0**	111.0	165.5
Payments, sales and other dispositions	**(61.9)**	(88.2)	(130.6)
Charge-offs	**(14.0)**	(22.3)	(44.3)
Ending balance	**$ 77.3**	$ 76.2	$ 75.7

Table 22 - Nonperforming Assets on December 31

(Dollars in thousands)	2004	2003	2002	2001	2000	1999
Retail/Commercial Banking:						
Nonperforming loans*	**$ 41,102**	$ 43,228	$ 58,454	$ 41,671	$ 41,541	$ 7,789
Foreclosed real estate	**24,092**	19,365	8,188	9,924	3,997	5,777
Other assets	**-**	336	33	130	97	91
Total Retail/Commercial Banking	**65,194**	62,929	66,675	51,725	45,635	13,657
Mortgage Banking:						
Nonperforming loans	**8,458**	8,556	5,733	21,285	19,761	21,329
Foreclosed real estate	**3,686**	4,710	3,263	12,065	12,293	12,093
Total Mortgage Banking	**12,144**	13,266	8,996	33,350	32,054	33,422
Total nonperforming assets	**$ 77,338**	$ 76,195	$ 75,671	$ 85,075	$ 77,689	$47,079
Loans 30 to 89 days past due**	**$120,306**	$152,481	$104,084	$117,298	$105,705	$88,389
Guaranteed portion of loans 30 to 89 days past due**	**44,415**	62,955	3,202	4,388	19,966	21,698
Loans 90 days past due**	**213,596**	226,194	37,083	37,665	42,606	29,849
Guaranteed portion of loans 90 days past due**	**185,353**	204,574	5,986	6,076	16,987	11,180
Potential problem assets***	**100,000**	119,083	128,657	123,535	107,605	75,001
Ratios:						
Allowance to nonperforming loans in the loan portfolio	**385%**	371%	247%	239%	227%	464%
Nonperforming assets to loans, foreclosed real estate and other assets (Retail/Commercial Banking)	**.40**	.45	.59	.50	.45	.15
Nonperforming assets to unpaid principal balance of servicing portfolio (Mortgage Banking)	**.01**	.02	.02	.07	.07	.07

* Total impaired loans included in nonperforming loans were $34.8 million, $34.4 million, $49.3 million, $37.8 million, $41.2 million and $7.5 million for the years 2004 through 1999, respectively.

** Prior to 2003 government guaranteed loans repurchased through GNMA's repurchase program were classified as receivables in "Capital markets receivables and other assets" on the Consolidated Statements of Condition and are not included in past due loan statistics. Guaranteed loans include FHA, VA, student and GNMA loans repurchased under the repurchase program.

*** Includes loans and leases 90 days past due exclusive of guaranteed loans obtained through the GNMA repurchase program.

Certain previously reported amounts have been reclassified to agree with current presentation.

Past Due Loans and Potential Problem Assets

Past due loans are loans contractually past due 90 days or more as to interest or principal payments, but which have not yet been put on nonaccrual status. Past due loans excluding guaranteed loans increased $6.6 million in 2004 to $28.2 million. However, while these total past due balances increased, the ratio of past due loans in the loan portfolio to total loans was relatively flat at .21 percent on December 31, 2004 compared to .19 percent on December 31, 2003. In addition, loans 30 to 89 days past due, excluding guaranteed loans decreased $13.6 million to $75.9 million while the ratio of loans 30 to 89 days past due in the loan portfolio improved to .47 percent of total loans on December 31, 2004 compared to .66 percent on December 31, 2003. Additional historical past due loan information can be found in Table 22.

Potential problem assets in the loan portfolio, which are not included in nonperforming assets, decreased to $100.0 million, or .61 percent of total loans, on December 31, 2004, from $119.1 million, or .85 percent of total loans, on December 31, 2003. Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency for loans classified substandard.

Mortgage Banking

First Horizon Home Loans originates mortgage loans through its retail and wholesale operations and also purchases mortgage loans from third-party mortgage bankers (known as correspondent brokers) for sale to secondary market investors and subsequently services the majority of those loans. The secondary market for mortgages allows First Horizon Home Loans to sell mortgage loans to investors, including GSE, such as FNMA, FHLMC and GNMA. Many private investors are also active in the secondary market as issuers and investors. The majority of First Horizon Home Loans' mortgage loans are sold through transactions with GSE. The risk of credit loss with regard to the principal amount of the loans sold is generally transferred to investors upon sale to the secondary market. To the extent that transferred mortgage loans are subsequently determined not to meet the agreed-upon qualifications or criteria, the purchaser has the right to return those loans to First Horizon Home Loans. In addition, certain mortgage loans are sold to investors with limited or full recourse in the event of mortgage foreclosure (refer to discussion of foreclosure reserves under Critical Accounting Policies).

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss from inadequate or failed internal processes, people, and systems or from external events. This risk is inherent in all businesses. Management, measurement, and reporting of operational risk are overseen by the Operational Risk Committee, which is chaired by the EVP of Risk Management. Key representatives from the business segments, legal, shared services, risk management, and insurance are represented on the committee. Subcommittees manage and report on business continuity planning, data security, insurance, compliance, records management, product and system development and reputation risks. Summary reports of the committee's activities and decisions are provided to the Enterprise-wide Risk/Return Management Committee. Significant emphasis is dedicated to refinement of processes and tools to aid in measuring and managing material operational risks and providing for a culture of awareness and accountability.

CRITICAL ACCOUNTING POLICIES

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

FHN's accounting policies are fundamental to understanding management's discussion and analysis of financial condition and results of operations. The consolidated financial statements of FHN are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. Accounting estimates are considered critical if (a) the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (b) different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period to period, that would have a material impact on the presentation of FHN's financial condition, changes in financial condition or results of operations.

It is management's practice to discuss critical accounting policies with the Board of Directors' Audit Committee including the development, selection and disclosure of the critical accounting estimates. Management believes the following critical accounting policies are both important to the portrayal of the company's financial condition and results of operations and require subjective or complex judgments. These judgments about critical accounting estimates are based on information available as of the date of the financial statements.

Mortgage Servicing Rights and Other Related Retained Interests

When First Horizon Home Loans sells mortgage loans in the secondary market to investors, it generally retains the right to service the loans sold in exchange for a servicing fee that is collected over the life of the loan as the payments are received from the borrower. An amount is capitalized as MSR on the Consolidated Statements of Condition based on the expected present value of the anticipated cash flows received for servicing the loan, net of the estimated costs of servicing the loan. During 2004, First Horizon Home Loans originated or purchased $438.0 million of MSR in connection with sales of first-lien mortgage loans in the secondary market and acquisition of servicing rights from third parties compared to $536.7 million in 2003. On December 31, 2004 and 2003, the total outstanding principal amount of First Horizon Home Loans' first-lien servicing portfolio aggregated $86.6 billion and $68.9 billion, respectively.

MSR Estimated Fair Value

The fair value of MSR typically rises as market interest rates increase and declines as market interest rates decrease; however, the extent to which this occurs depends in part on (1) the magnitude of changes in market interest rates, and (2) the differential between the then current market interest rates for mortgage loans and the mortgage interest rates included in the mortgage servicing portfolio.

Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, like other participants in the mortgage banking business, First Horizon Home Loans relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using numerous tranches of MSR, which share similar key characteristics, such as interest rates, type of product (fixed vs. variable), age (new, seasoned, moderate), agency type and other factors. First Horizon Home Loans uses assumptions in the model that it believes are comparable to those used by other participants in the mortgage banking business and reviews estimated fair values and assumptions with third-party brokers and other service providers on a quarterly basis. First Horizon Home Loans also compares its estimates of fair value and assumptions to recent market activity and against its own experience.

Estimating the cash flow components of net servicing income from the loan and the resultant fair value of the MSR requires First Horizon Home Loans to make several critical assumptions based upon current market and loan production data.

Prepayment speeds: Generally, when market interest rates decline and other factors favorable to prepayments occur there is a corresponding increase in actual and expected borrower prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid, or is expected to prepay faster than originally expected, the anticipated cash flows associated with servicing that loan are terminated or reduced, resulting in a reduction, or impairment, to the fair value of the capitalized MSR. To estimate prepayment speeds, First Horizon Home Loans utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates and other factors. For purposes of model valuation, estimates are made for each product type within the MSR portfolio on a monthly basis.

Discount rate: Represents the rate at which the expected cash flows are discounted to arrive at the net present value of servicing income. Estimated discount rates will change with market conditions (i.e., supply vs. demand) and be reflective of the yields expected to be earned by market participants investing in MSR.

Cost to service: Expected costs to service are estimated based upon the costs that a market participant would use in evaluating the potential acquisition of MSR.

Float income: Estimated float income is driven by expected float balances (principal and interest payments that are held pending remittance to the investor) and current market interest rates, including the thirty-day London Inter-Bank Offered Rate (LIBOR) and five-year swap interest rates, which are updated on a monthly basis for purposes of estimating the fair market value of MSR.

First Horizon Home Loans engages in a process referred to as "price discovery" on a monthly basis to assess the reasonableness of the estimated fair value of MSR. Price discovery is conducted through a process of obtaining the following information: (a) monthly informal valuation of the servicing portfolio by a prominent mortgage-servicing broker, and (b) a collection of surveys and benchmarking data available through third party participants in the mortgage banking business. Although there is no single source of market information that can be relied upon to assess the fair value of MSR, First Horizon Home Loans reviews all information obtained during price discovery to determine whether the estimated fair value of MSR is reasonable when compared to market information. On December 31, 2004, 2003 and 2002, based upon the information obtained through price discovery, First Horizon Home Loans determined that its MSR valuations and assumptions were reasonable based on the price discovery process.

The First Horizon Risk Management Committee (FHRMC) submits the overall assessment of the estimated fair value of MSR monthly for review. The FHRMC is responsible for approving the critical assumptions used by management to determine the estimated fair value of First Horizon Home Loans' MSR. Each quarter, FHN's MSR Committee reviews the initial capitalization rates for newly originated MSR and the analysis of value impairment related to the total servicing portfolio. In addition, the Executive Committee of FHN's board of directors reviews the initial capitalization rates and approves the amortization expense.

MSR are included on the Consolidated Statements of Condition, net of accumulated amortization. The changes in fair value of MSR are included as a component of Mortgage Banking – Noninterest Income on the Consolidated Statements of Income.

Hedging the Fair Value of MSR on First-Lien Mortgages

In order to provide protection from a decline in the fair value of MSR due to changes in the benchmark interest rate, First Horizon Home Loans employs a hedging strategy. This strategy uses derivative financial instruments expected to change in fair value in response to changes in a certain benchmark interest rate (specifically, the 10-year LIBOR) in amounts, which will substantially offset the change in fair value of certain MSR. On December 31, 2004 and 2003, hedged MSR approximated 98 percent and 95 percent of the total MSR portfolio, as measured on a dollar at risk basis.

In order to substantially hedge the change in fair value of the hedged MSR, First Horizon Home Loans generally maintains a coverage ratio (the ratio of expected change in fair value of derivatives to expected change in fair value of MSR) approximating 100 percent of the hedged MSR portfolio. As noted above, to the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. Pursuant to SFAS No. 133, in any hedge period the difference between the change in fair value of the hedged MSR, attributed to the change in the benchmark interest rate, and the change in fair value of the derivatives used to hedge the change in fair value of the MSR is recognized as gains or losses in current earnings. First Horizon Home Loans generally attempts to hedge 100 percent of the exposure to a change in the fair value of the hedged MSR attributed to a change in the benchmark interest rate, which requires a regular assessment of the amount of derivative financial instruments required to maintain a 100 percent hedge ratio.

Certain components of the fair value of derivatives used to hedge certain MSR are excluded from the assessment of hedge effectiveness. Although those amounts are excluded from the assessment of hedge effectiveness, they are included as a component of current earnings in the Consolidated

Statements of Income. The derivative financial instruments used to hedge the change in fair value of hedged MSR primarily include forward contracts, interest rate swaps and swaptions.

First Horizon Home Loans generally experiences increased loan origination and production in periods of low interest rates, which at the time of sale, result in the capitalization of new MSR associated with new production. This provides for a "natural hedge" in the mortgage banking business cycle. The "replenishment rate" during 2004 – meaning the ratio of new loan volume originated for every existing customer mortgage loan that prepays – was approximately 175 percent, which includes the retention of existing First Horizon Home Loans' customers who prepay their mortgage loans. First Horizon Home Loans capitalized $438.0 million of MSR during 2004. New production and origination does not prevent First Horizon Home Loans from recognizing impairment expense on existing servicing rights as a result of prepayments; rather, the new production volume results in loan origination fees and the capitalization of MSR as a component of realized gains related to the sale of such loans in the secondary market, thus the "natural hedge" which tends to offset a portion of the MSR impairment charges during a period of low interest rates. In a period of increased borrower prepayments, impairment can be significantly offset by a strong replenishment rate and strong net margins on new loan originations. To the extent that First Horizon Home Loans is unable to maintain a strong replenishment rate, or in the event that the net margin on new loan originations declines from historical experience, the value of the natural hedge may diminish, thereby significantly impacting the results of operations in a period of increased borrower prepayments.

First Horizon Home Loans does not specifically hedge the change in fair value of MSR attributed to other risks, including unanticipated prepayments (representing the difference between actual prepayment experience and estimated prepayments derived from the model, as described above), basis risk (meaning, the risk that changes in the benchmark interest rates may not correlate to changes in the mortgage market interest rates), discount rates, cost to service and other factors. To the extent that these other factors result in changes to the fair value of MSR, First Horizon experiences volatility in current earnings due to the fact that these risks are not currently hedged.

Actual vs. Estimated MSR Critical Assumptions

As discussed above, the estimate of the cash flow components of net servicing income associated with MSR requires management to make several critical assumptions based upon current market and loan production data, including prepayment speeds, discount rate, cost to service and float income. Inherent in estimating such assumptions are uncertainties associated with the mortgage banking business (primarily, the change in market interest rates which vary significantly due to multiple economic and non-economic factors) as well as the composition of the MSR portfolio, which is not static and changes significantly based upon the production and sale of new loans, customer prepayment experience and other factors. As a result, the estimated assumptions used to value MSR – particularly the estimate of prepayment speeds – can vary significantly from actual experience, resulting in the recognition of additional impairment charges in current earnings. Table 23 provides a summary of actual and estimated-weighted average prepayment speeds and float income used in determining the estimated fair value of MSR for the years ended December 31, 2004, 2003 and 2002. Although the estimates of discount rates and cost to service assumptions used in determining the estimated fair value of MSR can vary from actual experience, such differences have not been material for the years ended December 31, 2004, 2003, and 2002.

During 2004, 2003 and 2002, impairment charges associated with MSR of $37.1 million, $158.3 million and $150.2 million, respectively, were recognized, which were principally associated with differences between actual and estimated prepayment speeds and other factors, including basis risk associated with benchmark interest rates and actual float income earnings. The decrease in value of MSR was partially offset by an increase in fair value of the derivative financial instruments used to hedge the change in fair value of the hedged MSR.

Table 23 summarizes First Horizon Home Loans' MSR activity and critical assumptions for the years ended December 31, 2004, 2003 and 2002.

Table 23 - Mortgage Banking MSR Activity and Critical Assumptions

(Dollars in millions)	2004	2003	2002
Mortgage servicing income	**$ 230.4**	$ 186.7	$168.0
Originated and purchased mortgage servicing rights, net	**438.0**	530.4	401.9
Amortization	**(152.7)**	(132.3)	(117.8)
Impairment	**(37.1)**	(158.3)	(150.2)
MSR hedge ineffectiveness, net*	**47.9**	115.2	100.8
Prepayment speeds			
Actual	**27.8%**	55.3%	42.7%
Estimated**	**23.8**	67.0	42.9
Float income			
Actual	**$ 30.8**	$ 35.1	$ 41.7
Estimated	**22.5**	40.0	36.8

* MSR hedge ineffectiveness is expressed net of time decay of MSR hedges.
** Estimated prepayment speeds represent monthly average prepayment speed estimates for each of the years presented.

Interest-Only Certificates Fair Value - Residential Mortgage Loans

Consistent with MSR, the fair value of an interest-only certificate typically rises as market interest rates increase and declines as market interest rates decrease. Additionally, similar to MSR, the market for interest-only certificates is limited, and the precise terms of transactions involving interest-only certificates are not typically readily available. Accordingly, First Horizon Home Loans relies primarily on a discounted cash flow model to estimate the fair value of its interest-only certificates.

Estimating the cash flow components and the resultant fair value of the interest-only certificates requires First Horizon Home Loans to make certain critical assumptions based upon current market and loan production data. The primary critical assumptions used by First Horizon Home Loans to estimate the fair value of interest-only securities include prepayment speeds and discount rates, as discussed above. First Horizon Home Loans' interest-only certificates are included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of mortgage banking income on the Consolidated Statements of Income.

Hedging the Fair Value of Interest-Only Certificates

First Horizon Home Loans employs an economic hedging strategy for interest-only certificates, which uses derivative financial instruments expected to change in fair value in response to changes in a certain benchmark interest rate (specifically, the 10-year LIBOR) in amounts which will substantially offset the change in fair value of certain interest-only certificates. Realized and unrealized gains and losses associated with the change in fair value of derivatives used in the economic hedge of interest-only securities are included in current earnings on the Consolidated Statements of Income. The extent to which the change in fair value of interest-only securities is offset by the change in fair value of the derivatives used to hedge these instruments depends primarily on the hedge coverage ratio maintained by First Horizon Home Loans. Also, as noted above, to the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments, which could significantly impact First Horizon Home Loans' ability to effectively hedge certain components of the change in fair value of interest-only certificates and could result in significant earnings volatility. The derivative financial instruments used to hedge the change in fair value of hedged interest-only certificates primarily include forward contracts, interest rate swaps and swaptions.

Residual-Interest Certificates Fair Value - HELOC and Second-lien Mortgages

The fair value of a residual-interest certificate typically changes based on the differences between modeled prepayment speeds and credit losses and actual experience. Additionally, similar to MSR and interest-only certificates, the market for residual-interest certificates is limited, and the precise terms of transactions involving residual-interest certificates are not typically readily available. Accordingly, FHN relies primarily on a discounted cash flow model to estimate the fair value of its residual-interest certificates.

Estimating the cash flow components and the resultant fair value of the residual-interest certificates requires FHN to make certain critical assumptions based upon current market and loan production data. The primary critical assumptions used by FHN to estimate the fair value of residual-interest securities include prepayment speeds, credit losses and discount rates, as discussed above. FHN's residual-interest certificates are included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of other income on the Consolidated Statements of Income.

Pipeline and Warehouse

During the period of loan origination, and prior to the sale of mortgage loans in the secondary market, First Horizon Home Loans has exposure to mortgage loans that are in the "mortgage pipeline" and the "mortgage warehouse". The mortgage pipeline consists of loan applications that have been received, but have not yet closed as loans. Pipeline loans are either "floating" or "locked". A floating pipeline loan is one on which an interest rate has not been locked by the borrower. A locked pipeline loan is one on which the potential borrower has set the interest rate for the loan by entering into an interest rate lock commitment resulting in interest rate risk to First Horizon Home Loans. Once a mortgage loan is closed and funded, it is included within the mortgage warehouse, or the "inventory" of mortgage loans that are awaiting sale and delivery (currently an average of approximately 30 days) into the secondary market. First Horizon Home Loans is exposed to credit risk while a mortgage loan is in the warehouse.

An interest rate lock commitment binds First Horizon Home Loans to lend funds to the potential borrower at the set interest rate, which expires on a fixed date regardless of whether or not interest rates change in the market. Interest rate lock commitments generally have a term of up to 60 days before the closing of the loan. The interest rate lock commitment, however, does not bind the potential borrower to entering into the loan, nor does it guarantee that First Horizon Home Loans will approve the potential borrower for the loan. Therefore, First Horizon Home Loans makes estimates of expected "fallout" (locked pipeline loans not expected to close), using models, which consider cumulative historical fallout rates and other factors. Fallout can occur for a variety of reasons including falling rate environments when a borrower will abandon an interest rate lock commitment at one lender and enter into a new lower interest rate lock commitment at another, when a borrower is not approved as an acceptable credit by the lender, or for a variety of other non-economic reasons. Note that once a loan is closed, the risk of fallout is eliminated and the associated mortgage loan is included in the mortgage loan warehouse. Under SFAS No. 133, interest rate lock commitments qualify as derivative financial instruments and, therefore, the changes in fair value of interest rate lock commitments are included in current earnings in the Consolidated Statements of Income. Third party models are also used to manage interest rate risk related to price movements on loans in the pipeline and the warehouse.

For periods ending before April 1, 2004, like other participants in the mortgage banking business, First Horizon Home Loans relied primarily on an internal valuation model and one of several industry valuation techniques to estimate the fair value of interest rate lock commitments and the mortgage warehouse. This model calculated the estimated fair value using tranches of mortgage loans that are determined to share similar price behavior, which is determined by historical relationships of various product types, terms and interest rates. For purposes of determining the market values for forward commitments to sell mortgage loans in the secondary market, First Horizon Home Loans obtained market prices from independent third parties, which represent actual trade activity in the secondary market. For purposes of determining the fair value of interest rate lock commitments, management utilized the median broker price information obtained in the secondary market, resulting in an asset with an estimated fair value of $21.3 million on December 31, 2003.

For the period after March 31, 2004, the valuation model utilized to estimate the fair value of interest rate lock commitments assumes a zero fair value on the date of the lock with the borrower. Subsequent to the lock date, the model calculates the change in value due solely to the change in interest rates resulting in an asset with an estimated fair value of $16.5 million on December 31, 2004.

To hedge against changes in fair value of the mortgage pipeline and warehouse due to changes in interest rates, First Horizon Home Loans utilizes various derivative financial instruments, which management expects will experience changes in fair value opposite to the change in fair value of the loans in the pipeline and warehouse, thus minimizing earnings volatility. The instruments and techniques used to hedge the pipeline and warehouse include forward sales commitments and other interest rate derivatives. The extent to which First Horizon Home Loans is able to economically hedge changes in the mortgage pipeline depends largely on the hedge coverage ratio that is maintained relative to mortgage loans in the pipeline. The hedge coverage ratio can change significantly due to changes in market interest rates and the associated forward commitment prices for sales of mortgage loans in the secondary market. Increases or decreases in the hedge coverage ratio can result in significant earnings volatility to FHN. First Horizon Home Loans does not specifically hedge the change in fair value of the mortgage pipeline attributed to other risks, including basis risk and other factors.

Foreclosure Reserves

As discussed above, First Horizon Home Loans typically originates mortgage loans with the intent to sell those loans to GSE and other private investors in the secondary market. Certain of the mortgage loans are sold with limited or full recourse in the event of foreclosure. On December 31, 2004 and 2003, $3.4 billion and $3.7 billion of mortgage loans were outstanding which were sold under limited recourse arrangements. On December 31, 2004 and 2003, $150.8 million and $199.3 million of mortgage loans were outstanding which were sold under full recourse arrangements.

Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including Department of Housing and Urban Development (HUD), Federal Housing Administration (FHA) and Veterans Administration (VA). First Horizon Home Loans continues to absorb limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Another instance of limited recourse is the VA/No bid. In this case, the VA guarantee is limited and First Horizon Home Loans may be required to fund any deficiency in excess of the VA guarantee if the loan goes to foreclosure.

Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs, due to issues associated with underwriting activities, documentation or other concerns.

Management closely monitors historical experience, borrower payment activity, current economic trends and other risk factors, and establishes a reserve for foreclosure losses for loans sold with limited and full recourse which management believes is sufficient to cover incurred foreclosure losses in the portfolio. The reserve for foreclosure losses is based upon a historical progression model using a rolling 12-month average, which predicts the probability or frequency of a mortgage loan entering foreclosure. In addition, other factors are considered, including qualitative and quantitative factors (e.g., current economic conditions, past collection experience, risk characteristics of the current portfolio and other factors), which are not defined by historical loss trends or severity of losses. Table 24 provides a summary of reserves for foreclosure losses for the years ended December 31, 2004, 2003 and 2002.

Table 24 - Reserves for Foreclosure Losses

(Dollars in millions)	**2004**	2003	2002
Beginning balance	**$ 22.3**	$ 33.0	$ 25.2
Provision for foreclosure losses	**3.6**	10.0	19.1
Charge-offs	**(11.4)**	(22.7)	(17.5)
Recoveries	**4.0**	2.0	6.2
Ending balance	**$ 18.5**	$ 22.3	$ 33.0

Allowance for Loan Losses

Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectibility of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Management believes the accounting estimate related to the allowance for loan losses is a "critical accounting estimate" because: changes in it can materially affect the provision for loan losses and net income, it requires management to predict borrowers' likelihood or capacity to repay, and it requires management to distinguish between losses incurred as of a balance sheet date and losses expected to be incurred in the future. Accordingly, this is a highly subjective process and requires significant judgment since it is often difficult to determine when specific loss events may actually occur. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. This critical accounting estimate applies primarily to the Retail/Commercial Banking segment. The Executive Committee of FHN's board of directors approves the level of the allowance for loan losses.

FHN's methodology for estimating the allowance for loan losses is not only critical to the accounting estimate, but to the credit risk management function as well. Key components of the estimation process are as follows: (1) commercial loans determined by management to be individually impaired loans are evaluated individually and specific reserves are determined based on the difference between the outstanding loan amount and the estimated net realizable value of the collateral (if collateral dependent) or the present value of expected future cash flows; (2) individual commercial loans not considered to be individually impaired are segmented based on similar credit risk characteristics and evaluated on a pool basis; (3) retail loans are segmented based on loan types and credit score bands and loan to value; (4) reserve rates for each portfolio segment are calculated based on historical charge-offs and are adjusted by management to reflect current events, trends and conditions (including economic factors and trends); and (5) management's estimate of probable incurred losses reflects the reserve rate applied against the balance of loans in each segment of the loan portfolio.

Principal loan amounts are charged off against the allowance for loan losses in the period in which the loan or any portion of the loan is deemed to be uncollectible.

FHN believes that the critical assumptions underlying the accounting estimate made by management include: (1) the commercial loan portfolio has been properly risk graded based on information about borrowers in specific industries and specific issues with respect to single borrowers; (2) borrower specific information made available to FHN is current and accurate; (3) the loan portfolio has been segmented properly and individual loans have similar credit risk characteristics and will behave similarly; (4) known significant loss events that have occurred were considered by management at the time of assessing the adequacy of the allowance for loan losses; (5) the economic factors utilized in the allowance for loan losses estimate are used as a measure of actual incurred losses; (6) the period of history used for historical loss factors is indicative of the current environment; and (7) the reserve rates, as well as other adjustments estimated by management for current events, trends, and conditions, utilized in the process reflect an estimate of losses that have been incurred as of the date of the financial statements.

While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates or, if required by regulators, based upon information at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.

Goodwill and Assessment of Impairment

FHN's policy is to assess goodwill for impairment at the reporting unit level on an annual basis or between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Accounting standards require management to estimate the fair value of each reporting unit in making the annual assessment of impairment. The valuation as of October 1, 2004, indicated no goodwill impairment for any of the reporting units.

Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a "critical accounting estimate" because estimates and assumptions are made about FHN's future performance and cash flows, as well as other prevailing market factors (interest rates, economic trends, etc.). FHN's policy allows management to make the determination of fair value using internal cash flow models or by engaging independent third parties. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the Retail/Commercial Banking, Mortgage Banking and Capital Markets business segments. Reporting units have been defined as the same level as the operating business segments.

The impairment testing process conducted by FHN begins by assigning net assets and goodwill to each reporting unit. FHN then completes "step one" of the impairment test by comparing the fair value of each reporting unit (as determined based on the discussion below) with the recorded book value (or "carrying amount") of its net assets, with goodwill included in the computation of the carrying amount. If the fair value of a reporting unit exceeds its carrying amount, goodwill of that reporting unit is not considered impaired, and "step two" of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, step two of the impairment test is performed to determine the amount of impairment. Step two of the impairment test compares the carrying amount of the reporting unit's goodwill to the "implied fair value" of that goodwill. The implied fair value of goodwill is computed by assuming all assets and liabilities of the reporting unit would be adjusted to the current fair value, with the offset as an adjustment to goodwill. This adjusted goodwill balance is the implied fair value used in step two. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its implied fair value.

As noted above, a key estimate made by management during the assessment of impairment is the fair value of each reporting unit. As of October 1, 2004, FHN engaged an independent valuation firm to compute the fair value estimates of each reporting unit as part of its annual impairment assessment. The independent valuation utilized three separate valuation methodologies and applied a weighted average to each methodology in order to determine fair value for each reporting unit.

In connection with obtaining the independent valuation, management provided certain data and information that was utilized by the third party in their determination of fair value. This information included budgeted and forecasted earnings of FHN at the reporting unit level. Management believes that this information is a critical assumption underlying the estimate of fair value. The independent third party made other assumptions critical to the process, including discount rates, asset and liability growth rates, and other income and expense estimates, through discussions with management.

While management uses the best information available to estimate future performance for each reporting unit, future adjustments to management's projections may be necessary if economic conditions differ substantially from the assumptions used in making the estimates.

Contingent Liabilities

A liability is contingent if the amount is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. FHN estimates its contingent liabilities based on management's estimates about the probability of outcomes and their ability to estimate the range of exposure. Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain.

The assessment of contingent liabilities, including legal contingencies and income tax liabilities, involves the use of critical estimates, assumptions and judgments. Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or I.R.S. positions, will not differ from management's assessments. Whenever practicable, management consults with third party experts (attorneys, accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities. Based on internally and/or externally prepared evaluations, management makes a determination whether the potential exposure requires accrual in the financial statements. Note 18 – Restrictions, Contingencies, Commitments and Other Disclosures provides additional information.

QUARTERLY FINANCIAL INFORMATION

Table 25 - Summary of Quarterly Financial Information

(Dollars in millions except per share data)	**2004**				2003			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Summary income information:								
Interest income	**$334.8**	**$300.2**	**$277.8**	**$254.0**	$253.3	$277.4	$266.9	$255.8
Interest expense	**106.4**	**81.9**	**64.2**	**58.0**	56.8	63.3	66.0	61.5
Provision for loan losses	**11.7**	**10.1**	**12.3**	**14.2**	15.4	16.3	27.5	27.5
Noninterest income	**313.1**	**327.6**	**352.3**	**370.1**	386.5	392.3	446.6	442.2
Noninterest expense	**382.7**	**365.6**	**384.0**	**372.0**	382.0	409.9	448.4	427.4
Net income	**103.1**	**113.6**	**118.4**	**119.3**	117.6	118.3	118.4	119.0
Earnings per common share	**$ .83**	**$ .91**	**$ .95**	**$ .95**	$ .93	$ .93	$ .93	$ .94
Diluted earnings per common share	**.81**	**.89**	**.92**	**.92**	.90	.91	.90	.91
Common stock information:								
Closing price per share:								
High	**$44.23**	**$45.72**	**$48.01**	**$47.91**	$46.60	$44.98	$47.98	$39.96
Low	**41.59**	**42.82**	**43.00**	**42.70**	42.37	38.97	39.05	36.14
Period-end	**43.11**	**43.36**	**45.47**	**47.70**	44.10	42.46	43.91	39.71
Dividends declared per share	**.43**	**.40**	**.40**	**.40**	.40	.30	.30	.30

ACCOUNTING CHANGES

In October 2003, the FASB approved the AICPA's issuance of SOP 03-3, "Accounting for Loans or Certain Debt Securities Acquired in a Transfer", which modifies the accounting for certain loans that are acquired with evidence of deterioration in credit quality since origination. SOP 03-3 does not apply to loans recorded at fair value, to revolving loans, or to mortgage loans classified as held for sale. SOP 03-3 limits the yield that may be accreted on applicable loans to the excess of the cash flows expected, at acquisition, to be collected over the investor's initial investment in the loan. SOP 03-3 also prohibits the "carrying over" of valuation allowances on applicable loans. SOP 03-3 is effective for fiscal years beginning after December 15, 2004. The impact at implementation of adopting SOP 03-3 is expected to be immaterial to the results of future operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123-R), which requires recognition of expense over the requisite service period for awards of share-based compensation to employees. SFAS No. 123-R must be adopted no later than July 1, 2005, with earlier adoption permitted. As permitted by the original SFAS No. 123, FHN has accounted for its equity awards under the provisions of APB No. 25. Upon adoption of SFAS No. 123-R, the grant date fair value of an award will be used to measure the compensation expense recognized for the award. For unvested awards granted prior to the adoption of SFAS 123-R, the fair values utilized will equal the values used in preparation of the disclosures required under the original SFAS 123. Compensation expense recognized after adoption of SFAS 123-R will incorporate an estimate of awards expected to ultimately vest, which requires estimation of forfeitures as well as projections related to the satisfaction of performance conditions that determine vesting. Upon initial adoption of SFAS 123-R, FHN is required to reclassify deferred compensation debit balances to capital surplus and to make a cumulative effect entry for outstanding unvested awards that are not expected to vest due to anticipated forfeiture. SFAS 123-R permits restatement of prior period financial statements using the amounts from prior SFAS 123 disclosures. FHN expects to adopt SFAS No 123-R on July 1, 2005, and restate prior period financial statements. The adoption of SFAS No. 123-R, without considering any plan modifications, is estimated to result in a reduction of net income for the last six months of 2005 between $8 million and $12 million, which represents $.04 to $.06 per share. For the full year 2005, including the effect of restating earnings for the first six months upon adoption, the impact is estimated to result in a reduction of net income between $16 million and $20 million, which represents $.08 to $.10 per share.

SUBSEQUENT EVENTS

On January 7, 2005, FHN's capital markets division, FTN Financial, completed the acquisition of the assets and operations of the fixed income business of SLK, a division of Goldman Sachs & Co. The acquisition is expected to be accretive to FHN's earnings per share during 2005.

In February 2005, FTBNA entered into a $5.0 billion bank note program. The bank note program provides FTBNA with a facility under which it may continuously issue and offer short- and medium-term unsecured notes. An existing bank note program under which FTBNA had nearly exhausted its ability to issue and sell longer-term notes has been terminated in connection with the establishment of the new program. That termination does not affect any previously-issued notes outstanding. Net proceeds from the notes are expected to be used by FTBNA for general purposes in the ordinary course of banking business. For additional information see also Liquidity Risk Management.

GLOSSARY

Allowance for Loan Losses – Valuation reserve representing the amount considered by management to be adequate to cover estimated probable incurred losses in the loan portfolio.

Basis Point – The equivalent of one-hundredth of one percent (0.01). One hundred basis points equals one percent. This unit is generally used to measure movements in interest yields and rates.

Basis Risk – Refers to changes in the relationship between various interest rate segments (e.g. the difference between the Prime and the Fed Funds Rates).

Book Value Per Common Share – A ratio determined by dividing shareholders' equity at the end of a period by the number of common shares outstanding at the end of that period.

Charge-Offs – The amount charged against the allowance for loan losses to reduce specific loans to their net realizable value.

Classified Loan – A loan that has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. Included in this category are grades 8, 9 and 10 performing and nonperforming loans. In compliance with the standards established by the Office of the Comptroller of the Currency (OCC) these loans are classified as substandard, doubtful, and loss depending on the severity of the loan's deterioration.

Commercial Paper – A short-term unsecured debt obligation of the parent company with maturities typically of 30 days to 270 days.

Commercial and Standby Letters of Credit – Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers' payables and receivables. Standby letters of credit are issued by an entity to ensure its customers' performance in dealing with others.

Commitment to Extend Credit – Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

Core Deposits – Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

Derivative Financial Instrument – A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.

Diluted Earnings Per Common Share – Net income, divided by average shares outstanding plus the number of shares that would be outstanding if all dilutive common shares had been issued. Dilutive common shares, for example, would represent outstanding options where the average stock price exceeds the price at which the option was granted.

Earning Assets – Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Earnings Per Common Share – Net income, divided by the average number of common shares outstanding in the period. (See also diluted earnings per share)

Federal Funds Sold/Purchased – Excess balances of depository institutions which are loaned to each other, generally on an overnight basis.

Flow Sales – Refers to sales of loans where the servicing right is released at the time the related loan is sold.

Fully Taxable Equivalent (FTE) – Reflects the rate of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.

Hedge – An instrument used to reduce risk by entering into a transaction which offsets existing or anticipated exposures to changes in interest rates or fair value of assets or liabilities.

Interest Free Sources – Noninterest bearing liabilities (such as demand deposits, other liabilities, and shareholders' equity) net of nonearning assets (such as cash, fixed assets, and other assets).

Interest Only Strip – Mortgage security consisting of the interest rate portion of a stripped mortgage backed security.

Interest Rate Caps and Floors – Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper "capped" level or falls below a fixed lower "floor" level on specified future dates.

Interest Rate Forward Contracts – Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery. These obligations are generally short-term in nature.

Interest Rate Option – A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer (seller) of the option.

Interest Rate Sensitivity – The relationship of changes in interest income and interest expense to fluctuations in interest rates over a defined period of time.

Interest Rate Swap – An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed upon notional principal amount with at least one stream based on a floating rate index.

Leverage Ratio – Ratio consisting of Tier 1 capital divided by quarterly average assets adjusted for certain unrealized gains/(losses) on available for sale securities, goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets.

Liquidity – The ability of a corporation to generate adequate funds to meet its cash flow requirements. It is measured by the ability to quickly convert assets into cash with minimal exposure to interest rate risk, by the size and stability of the core deposit base, and by additional borrowing capacity within the money markets.

Market Capitalization – Market value of a company computed by multiplying the number of shares outstanding by the current stock price.

Mortgage Backed Securities – Investment securities backed by a pool of mortgages or trust deeds. Principal and interest payments on the underlying mortgages are used to pay principal and interest on the securities.

Mortgage Pipeline – Interest rate commitments made to customers on mortgage loans that have not yet been closed and funded.

Mortgage Warehouse – A mortgage loan that has been closed and funded and is awaiting sale and delivery into the secondary market.

Mortgage Servicing Rights (MSR) – The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

Net Interest Income (NII) – Interest income less interest expense.

Net Interest Margin (NIM) – Expressed as a percentage, net interest margin is a measure of the profitability of earning assets. It is computed by dividing fully taxable equivalent net interest income by average earning assets.

Net Interest Spread – The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

Nonaccrual Loans – Loans on which interest accruals have been discontinued due to the borrower's financial difficulties. Interest income on these loans is reported on a cash basis as it is collected after recovery of principal.

Nonperforming Assets – Interest earning assets on which interest income is not being accrued, restructured loans on which interest rates or terms of repayment have been materially revised, real estate properties acquired through foreclosure, and repossessed assets.

Notional Principal Amount – An amount on which payments for interest rate swaps and interest rate options, caps and floors are based. The "notional amount" is not paid or received.

Principal Only Strip – Mortgage security consisting of the principal portion of a stripped mortgage backed security.

Provision for Loan Losses – The periodic charge to earnings for potential losses in the loan portfolio.

Purchase Obligation – An agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Purchased Funds – The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, bank notes, commercial paper, and other short-term borrowings.

Recoveries – The amount added to the allowance for loan losses when funds are received on a loan which was previously charged off.

Repurchase Agreement – A method of short-term financing where one party agrees to buy back, at a future date (generally overnight) and an agreed-upon price, a security it sells to another party.

Restructured Loans – Loans where the institution, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider.

Return on Average Assets (ROA) – A measure of profitability that indicates how effectively an institution utilized its assets. It is calculated by dividing net income by total average assets.

Return on Average Equity (ROE) – A measure of profitability that indicates what an institution earned on its shareholders' investment. ROE is calculated by dividing net income by total average shareholders' equity.

Risk-Adjusted Assets – A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization's assets and off-balance sheet instruments.

Securitized Assets or Securitization – The process by which financial assets are packaged, underwritten and sold as securities.

Tier 1 Capital Ratio – Ratio consisting of shareholders' equity adjusted for certain unrealized gains/(losses) on available for sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-adjusted assets.

Total Capital Ratio – Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

Total Revenue – The sum of net interest income and noninterest income.

FIRST HORIZON NATIONAL CORPORATION
REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of First Horizon National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. First Horizon National Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Even effective internal controls, no matter how well designed, have inherent limitations such as the possibility of human error or of circumvention or overriding of controls, and consideration of cost in relation to benefit of a control. Moreover, effectiveness must necessarily be considered according to the existing state of the art of internal control. Further, because of changes in conditions, the effectiveness of internal controls may diminish over time.

Management assessed the effectiveness of First Horizon National Corporation's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2004.

First Horizon National Corporation's independent auditors have issued an attestation report on management's assessment of First Horizon National Corporation's internal control over financial reporting. That report appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*, that First Horizon National Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by COSO. Also, in our opinion, First Horizon National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Horizon National Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Memphis, Tennessee
March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited the accompanying consolidated statements of condition of First Horizon National Corporation (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Horizon National Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of First Horizon National Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Memphis, Tennessee
March 11, 2005

CONSOLIDATED STATEMENTS OF CONDITION

(Dollars in thousands)	December 31 **2004**	2003
Assets:		
Cash and due from banks (Note 18)	**$ 638,189**	$ 773,294
Federal funds sold and securities purchased under agreements to resell	**682,310**	381,500
Total cash and cash equivalents	**1,320,499**	1,154,794
Investment in bank time deposits	**5,329**	498
Trading securities	**988,015**	800,490
Loans held for sale	**5,167,981**	2,977,723
Securities available for sale (Note 3)	**2,680,556**	2,469,342
Securities held to maturity (fair value of $457 on December 31, 2004, and $1,077 on December 31, 2003) (Note 3)	**441**	1,028
Loans, net of unearned income (Note 4)	**16,427,673**	13,990,525
Less: Allowance for loan losses	**158,159**	160,333
Total net loans	**16,269,514**	13,830,192
Premises and equipment, net (Note 5)	**379,359**	350,202
Real estate acquired by foreclosure	**27,777**	24,075
Mortgage servicing rights, net (Note 6)	**1,036,458**	795,938
Goodwill (Note 7)	**187,200**	174,807
Other intangible assets, net (Note 7)	**34,769**	38,742
Capital markets receivables and other assets	**1,673,785**	1,888,859
Total assets	**$29,771,683**	$ 24,506,690
Liabilities and shareholders' equity:		
Deposits:		
Interest-bearing (Note 8)	**$14,787,645**	$ 11,139,758
Noninterest-bearing	**4,994,522**	4,731,564
Total deposits	**19,782,167**	15,871,322
Federal funds purchased and securities sold under agreements to repurchase (Note 9)	**3,247,048**	3,079,248
Commercial paper and other short-term borrowings (Note 9)	**505,756**	227,976
Capital markets payables and other liabilities	**1,578,903**	1,710,608
Term borrowings (Note 10)	**2,616,368**	1,726,766
Total liabilities	**27,730,242**	22,615,920
Preferred stock of subsidiary (Note 12)	**458**	452
Shareholders' equity:		
Preferred stock – no par value (5,000,000 shares authorized, but unissued)	**-**	-
Common stock – $.625 par value (shares authorized – 400,000,000; shares issued – 123,531,904 on December 31, 2004 and 124,834,272 on December 31, 2003)	**77,207**	78,021
Capital surplus	**173,872**	145,817
Undivided profits	**1,795,853**	1,662,699
Accumulated other comprehensive (loss)/income, net (Note 15)	**(9,928)**	682
Deferred compensation on restricted stock incentive plans	**(8,181)**	(9,044)
Deferred compensation obligation	**12,160**	12,143
Total shareholders' equity	**2,040,983**	1,890,318
Total liabilities and shareholders' equity	**$29,771,683**	$ 24,506,690

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands except per share data)	Year Ended December 31		
	2004	2003	2002
Interest income:			
Interest and fees on loans	**$ 774,688**	$ 657,546	$ 665,980
Interest on investment securities	**104,144**	111,257	143,009
Interest on loans held for sale	**226,832**	229,091	184,038
Interest on trading securities	**53,398**	50,515	43,679
Interest on other earning assets	**7,740**	4,961	5,489
Total interest income	**1,166,802**	1,053,370	1,042,195
Interest expense:			
Interest on deposits:			
Savings	**399**	832	2,187
Checking interest and money market	**24,017**	22,739	37,055
Certificates of deposit under $100,000 and other time	**60,060**	57,139	71,254
Certificates of deposit $100,000 and more	**108,003**	69,336	79,844
Interest on short-term borrowings	**67,757**	62,130	67,657
Interest on term borrowings	**50,255**	35,410	28,584
Total interest expense	**310,491**	247,586	286,581
Net interest income	**856,311**	805,784	755,614
Provision for loan losses	**48,348**	86,698	92,184
Net interest income after provision for loan losses	**807,963**	719,086	663,430
Noninterest income:			
Mortgage banking	**444,758**	649,496	436,706
Capital markets	**376,558**	538,919	448,016
Deposit transactions and cash management	**148,514**	146,701	143,315
Merchant processing	**75,086**	57,609	48,403
Insurance commissions	**56,109**	57,811	50,446
Trust services and investment management	**47,274**	45,873	48,369
Gains on divestitures	**7,000**	22,498	4,550
Equity securities gains/(losses), net	**2,040**	8,491	(9,435)
Debt securities gains/(losses), net	**18,708**	(6,113)	255
All other income (Note 14)	**187,139**	146,299	141,310
Total noninterest income	**1,363,186**	1,667,584	1,311,935
Adjusted gross income after provision for loan losses	**2,171,149**	2,386,670	1,975,365
Noninterest expense:			
Employee compensation, incentives and benefits	**914,947**	995,609	830,672
Occupancy	**89,402**	83,583	76,669
Equipment rentals, depreciation and maintenance	**72,695**	68,973	68,736
Operations services	**67,523**	67,948	60,238
Communications and courier	**49,590**	50,535	45,085
Amortization of intangible assets	**9,541**	7,980	6,200
All other expense (Note 14)	**300,642**	393,044	329,706
Total noninterest expense	**1,504,340**	1,667,672	1,417,306
Income before income taxes	**666,809**	718,998	558,059
Provision for income taxes (Note 16)	**212,401**	245,689	181,608
Net income	**$ 454,408**	$ 473,309	$ 376,451
Earnings per common share (Note 17)	**$ 3.64**	$ 3.73	$ 2.97
Diluted earnings per common share (Note 17)	**$ 3.54**	$ 3.62	$ 2.89
Weighted average common shares (Note 17)	**124,730,571**	126,765,423	126,714,413
Diluted weighted average shares (Note 17)	**128,436,342**	130,876,041	130,221,169

Certain previously reported amounts have been reclassified to agree with current presentation.
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Amounts in thousands)	Common Shares	Total	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive (Loss)/Income	Deferred Compen-sation	Deferred Compen-sation Obligation
Balance, December 31, 2001	125,865	$ 1,477,762	$ 78,666	$ 106,682	$ 1,263,649	$ 23,278	$ (2,126)	$ 7,613
Net income	-	376,451	-	-	376,451	-	-	-
Other comprehensive income:								
Unrealized market adjustments on cash flow hedges, net of tax	-	(137)	-	-	-	(137)	-	-
Unrealized market adjustments on securities available for sale, net of tax	-	4,735	-	-	-	4,735	-	-
Minimum pension liability, net of tax		(1,389)				(1,389)		
Comprehensive income	-	379,660	-	-	376,451	3,209	-	-
Cash dividends declared ($1.05/share)	-	(131,982)	-	-	(131,982)	-	-	-
Common stock issued for exercise of stock options	2,613	50,700	1,633	45,955	-	-	-	3,112
Tax benefit from non-qualified stock options	-	11,395	-	11,395	-	-	-	-
Common stock repurchased	(3,053)	(111,187)	(1,909)	(63,106)	(46,172)	-	-	-
Amortization on restricted stock incentive plans	-	2,499	-	-	-	-	2,499	-
Other	175	12,333	110	18,392	-	-	(6,169)	-
Balance, December 31, 2002	125,600	1,691,180	78,500	119,318	1,461,946	26,487	(5,796)	10,725
Net income	-	473,309	-	-	473,309	-	-	-
Other comprehensive income:								
Unrealized market adjustments on cash flow hedges, net of tax	-	137	-	-	-	137	-	-
Unrealized market adjustments on securities available for sale, net of tax	-	(24,813)	-	-	-	(24,813)	-	-
Minimum pension liability, net of tax		(1,129)				(1,129)		
Comprehensive income	-	447,504	-	-	473,309	(25,805)	-	-
Cash dividends declared ($1.30/share)	-	(163,452)	-	-	(163,452)	-	-	-
Common stock issued for exercise of stock options	3,889	77,876	2,431	74,027	-	-	-	1,418
Tax benefit from non-qualified stock options	-	27,842	-	27,842	-	-	-	-
Common stock repurchased	(4,855)	(209,125)	(3,035)	(96,972)	(109,118)	-	-	-
Amortization on restricted stock incentive plans	-	5,121	-	-	-	-	5,121	-
Other	200	13,372	125	21,602	14	-	(8,369)	-
Balance, December 31, 2003	124,834	1,890,318	78,021	145,817	1,662,699	682	(9,044)	12,143
Net income	-	454,408	-	-	454,408	-	-	-
Other comprehensive income:								
Unrealized market adjustments on securities available for sale, net of tax	-	(10,291)	-	-	-	(10,291)	-	-
Minimum pension liability, net of tax		(319)				(319)		
Comprehensive income	-	443,798	-	-	454,408	(10,610)	-	-
Cash dividends declared ($1.63/share)	-	(201,316)	-	-	(201,316)	-	-	-
Common stock issued for exercise of stock options	2,809	67,068	1,756	65,295	-	-	-	17
Tax benefit from non-qualified stock options	-	15,502	-	15,502	-	-	-	-
Common stock repurchased	(4,134)	(184,102)	(2,584)	(61,577)	(119,941)	-	-	-
Amortization on restricted stock incentive plans	-	1,845	-	-	-	-	1,845	-
Other	23	7,870	14	8,835	3	-	(982)	-
Balance, December 31, 2004	**123,532**	**$2,040,983**	**$77,207**	**$173,872**	**$1,795,853**	**$ (9,928)**	**$(8,181)**	**$12,160**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)		Year Ended December 31 **2004**	2003	2002
Operating Activities	Net income	**$ 454,408**	$ 473,309	$ 376,451
	Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
	Provision for loan losses	**48,348**	86,698	92,184
	Provision for deferred income tax	**41,472**	113,716	42,248
	Depreciation and amortization of premises and equipment	**48,731**	45,087	41,851
	Amortization and impairment of mortgage servicing rights	**191,363**	290,597	268,003
	Amortization of intangible assets	**9,541**	7,980	6,200
	Net other amortization and accretion	**74,950**	81,567	37,618
	Decrease/(increase) in derivatives, net	**159,123**	58,298	(186,734)
	Market value adjustment on foreclosed property	**4,022**	11,644	18,811
	Loss on early retirement of debt	**-**	5,766	3,724
	Equity securities (gains)/losses, net	**(2,040)**	(8,491)	9,435
	Debt securities (gains)/losses, net	**(18,708)**	6,113	(255)
	Net (gains)/losses on disposals of fixed assets	**(589)**	1,437	936
	Net (increase)/decrease in:			
	Trading securities	**(187,525)**	85,374	(247,818)
	Loans held for sale	**(566,337)**	1,819,842	(1,398,256)
	Capital markets receivables	**321,123**	(327,190)	137,820
	Interest receivable	**(19,528)**	(8,369)	8,535
	Other assets	**(724,706)**	(450,432)	(264,564)
	Net increase/(decrease) in:			
	Capital markets payables	**(314,578)**	282,070	(7,732)
	Interest payable	**12,504**	579	(6,799)
	Other liabilities	**150,341**	28,110	125,565
	Total adjustments	**(772,493)**	2,130,396	(1,319,228)
	Net cash (used)/provided by operating activities	**(318,085)**	2,603,705	(942,777)
Investing Activities	Maturities of held to maturity securities	**589**	142,723	179,628
	Available for sale securities:			
	Sales	**1,298,485**	992,017	170,819
	Maturities	**415,647**	1,546,914	1,247,002
	Purchases	**(1,920,053)**	(2,745,032)	(1,768,354)
	Premises and equipment:			
	Sales	**1,048**	847	8,032
	Purchases	**(78,763)**	(149,600)	(56,794)
	Net increase in loans	**(4,165,896)**	(2,808,349)	(1,394,641)
	Net (increase)/decrease in investment in bank time deposits	**(4,831)**	1,346	(166)
	Proceeds from divestitures, net of cash and cash equivalents	**-**	21,577	206,664
	Acquisitions, net of cash and cash equivalents acquired	**-**	(1,930)	(13,433)
	Net cash used by investing activities	**(4,453,774)**	(2,999,487)	(1,421,243)
Financing Activities	Common stock:			
	Exercise of stock options	**67,935**	77,591	51,015
	Cash dividends paid	**(198,495)**	(150,863)	(125,736)
	Repurchase of shares	**(184,224)**	(209,263)	(111,187)
	Term borrowings:			
	Issuance	**1,506,605**	925,887	481,816
	Payments	**(610,585)**	(287,207)	(106,569)
	Issuance of preferred stock of subsidiary	**-**	260	-
	Net increase/(decrease) in:			
	Deposits	**3,910,748**	45,770	2,271,911
	Short-term borrowings	**445,580**	(180,316)	116,864
	Net cash provided by financing activities	**4,937,564**	221,859	2,578,114
	Net increase/(decrease) in cash and cash equivalents	**165,705**	(173,923)	214,094
	Cash and cash equivalents at beginning of period	**1,154,794**	1,328,717	1,114,623
	Cash and cash equivalents at end of period	**$1,320,499**	$ 1,154,794	$ 1,328,717
	Total interest paid	**$ 297,089**	$ 246,136	$ 292,618
	Total income taxes paid	**182,255**	159,188	123,071

See accompanying notes to consolidated financial statements.

Certain previously reported amounts have been reclassified to agree with current presentation.

Notes to Consolidated Financial Statements

Note 1 ❑ Summary of Significant Accounting Policies

Basis of accounting. The consolidated financial statements of First Horizon National Corporation (FHN), including its subsidiaries, are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. This preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on information available as of the date of the financial statements and could differ from actual results.

Principles of consolidation and basis of presentation. The consolidated financial statements include the accounts of FHN and other entities in which it has a controlling financial interest. Affiliates that FHN does not have a controlling financial interest in are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated. For purposes of comparability, certain prior period amounts have been reclassified to conform to current year presentation. None of these reclassifications had any effect on net income or earnings per share for any of the periods presented.

Business combinations accounted for as purchases are included in the financial statements from the respective dates of acquisition.

Revenue recognition. FHN derives a significant portion of its revenues from fee based services. Noninterest income from transaction based fees is generally recognized when the transactions are completed. Noninterest income from service based fees is generally recognized over the period in which FHN provides the service.

Deposit Transactions and Cash Management. Deposit transactions include services related to retail deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (automated clearing house and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients.

Merchant Processing. Merchant processing involves converting transactions from plastic media such as debit cards, credit cards, purchase cards, and private label credit cards into cash for merchants that sell goods and services to consumers and businesses.

Insurance Commissions. Insurance commissions are derived from the sale of insurance products and annuities, including acting as an independent agent to provide commercial and personal property and casualty, life, long-term care, and disability insurance.

Trust Services and Investment Management. Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services.

Statements of cash flows. For purposes of these statements, cash and due from banks, federal funds sold, and securities purchased under agreements to resell are considered cash and cash equivalents. Federal funds are usually sold for one-day periods, and securities purchased under agreements to resell are short-term, highly liquid investments.

Trading securities. Securities purchased in connection with underwriting or dealer activities are carried at market value. Gains and losses, both realized and unrealized, on these securities are reflected in noninterest income as capital markets income. In addition, retained interests, in the form of interest-only and principal-only strips, from mortgage banking securitizations are recognized at fair value with gains and losses both realized and unrealized, recognized in mortgage banking income.

Note 1 ▢ Summary of Significant Accounting Policies (continued)

Investment securities. Securities that FHN has the ability and positive intent to hold to maturity are classified as securities held to maturity and are carried at amortized cost. The amortized cost of all securities is adjusted for amortization of premium and accretion of discount to maturity, or earlier call date if appropriate, using the level yield method. Such amortization and accretion is included in interest income from securities. Realized gains and losses and declines in value judged to be other than temporary are determined by the specific identification method and reported in noninterest income.

Securities that may be sold prior to maturity and equity securities are classified as securities available for sale and are carried at fair value. The unrealized gains and losses on securities available for sale are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders' equity. Venture capital investments for which there are not active market quotes are initially valued at cost. Subsequently, these investments are adjusted to reflect changes in valuation as a result of initial public offerings or other-than-temporary declines in value.

Securities purchased under resale agreements and securities sold under repurchase agreements. Capital Markets (see Note 22 – Business Segment Information) enters into short-term purchases of securities under agreements to resell which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. Securities delivered under these transactions are delivered to either the dealer custody account at the Federal Reserve Bank or to the applicable counterparty. Collateral is valued daily and FHN may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities sold under agreements to repurchase (securities sold) are offered to cash management customers as an automated, collateralized investment account. Securities sold are also used by Retail/Commercial Banking (see Note 22 – Business Segment Information) to obtain favorable borrowing rates on its purchased funds.

Loans held for sale and securitization and residual interests. Loans held for sale are recorded at the lower of aggregate cost or market value. The carrying value of loans held for sale is net of deferred origination fees and costs. Net origination fees and costs are deferred on loans held for sale and included in the basis of the loans in calculating gains and losses upon sale. Also included in the lower of cost or market analysis are the estimated costs and market values of first-lien mortgage loan commitments. The prospective adoption of Staff Accounting Bulletin (SAB) No. 105 (see Accounting Changes section) resulted in lower market values attributed to mortgage loan commitments in 2004 compared to 2003. Gains and losses realized from the sale of these assets, whether sold directly or through securitization, and adjustments to market value are included in noninterest income. Some of these loans are sold with provisions of recourse.

FHN's mortgage lenders originate first-lien mortgage loans primarily for the purpose of selling them in the secondary market. As of December 31, 2004 and 2003, respectively, the outstanding principal amount of these single-family residential loans that were sold on a recourse basis was $150.8 million and $199.3 million. In the event of borrower nonperformance, FHN would assume losses to the extent they exceed the value of the collateral and private mortgage insurance, Federal Housing Administration (FHA) insurance or Veterans Administration (VA) guarantees. In addition, FHN originates, sells and services loans guaranteed by the VA. In the event of foreclosure, FHN, as a servicer of VA loans, has credit risk to the extent that the outstanding loan balance exceeds the VA guarantee and the value of the underlying real estate. As of December 31, 2004 and 2003, the outstanding principal balance of VA loans serviced was $3.4 billion and $3.7 billion, respectively. These loans are reviewed on a regular basis, and a reserve has been established to cover estimated probable incurred losses.

First Horizon Home Loan Corporation (First Horizon Home Loans), an indirect wholly-owned subsidiary of FHN, has also completed proprietary securitizations of loans from the warehouse through its subsidiary, First Horizon Asset Securities, Inc. The resulting securities are sold as senior and subordinated bonds. Mortgage servicing rights (MSR) and in certain cases residual interests or other financal assets have been retained. The retained interests are initially valued by allocating the total cost basis of the securitized assets between the assets sold and the retained interests based on their relative fair values at the time of securitization. The retained interests, other than MSR, are carried at fair value as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income.

Retained interests in a securitization may include certificated residual interests, or financial assets including excess interest (structured as interest-only strips), interest-only strips, principal-only strips, or subordinated bonds. Residual interests are financial assets which represent rights to receive earnings to the extent of excess income generated by the underlying loans. Excess interest is a financial asset that represents rights to receive cash flows from serviced assets that exceed contractually specified servicing fees. Principal-only strips are financial assets which represent principal cash flow tranches retained as a result of FHN's securitization transactions. Interest-only strips are financial assets which represent interest cash flow tranches retained as a result of FHN's securitization transactions. Subordinated bonds are bonds with junior priority. All retained interests are recognized on the balance sheet in trading securities at fair value. The fair values of the certificated residual interests, the excess interest, and the interest-only strips are determined using market prices from closely comparable assets such as MSR that are tested against prices determined using a valuation model that calculates the present value of estimated future cash flows. To determine the fair value of the principal-only strips, FHN uses the market prices from comparable assets such as publicly traded FNMA trust principal-only strips that are adjusted to reflect the relative risk difference between readily marketable securities and privately issued securities. The fair value of subordinated bonds is determined using a spread to an interpolated Treasury rate which is supplied by broker dealers. The fair value of these retained interests typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience.

FHN periodically securitizes and sells home equity lines of credit (HELOC) for funding and other strategic reasons. HELOC held for sale are recorded at the lower of aggregate cost or market value. The carrying value of HELOC held for sale is net of deferred origination fees and costs, which are included in the basis of the loans in calculating gains and losses upon sale. Gains and losses realized from the sale of these assets and adjustments to market value are included in noninterest income.

In certain cases when First Horizon Equity Lending securitizes and sells HELOC in the secondary market, it retains an interest in the loans sold primarily through a residual-interest certificate. The retained interests are initially valued by allocating the cost basis of the securitized assets between the assets sold and the retained interests based on their relative fair values at the time of securitization. Residual-interest certificates are financial assets, which represent rights to receive earnings to the extent of excess income generated by the underlying HELOC collateral of certain mortgage-backed securities, which is not needed to meet contractual obligations of senior security holders.

The fair value of a residual-interest certificate typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience. Additionally, similar to MSR and interest-only certificates, the market for residual-interest certificates is limited, and the precise terms of transactions involving residual-interest certificates are not typically readily available. Accordingly, First Horizon Equity Lending relies primarily on a discounted cash flow model to estimate the fair value of its residual-interest certificates.

Estimating the cash flow components and the resultant fair value of the residual-interest certificates requires First Horizon Equity Lending to make certain critical assumptions based upon current market and loan production data. The primary critical assumptions used by First Horizon Equity Lending to estimate the fair value of residual-interest securities include prepayment speeds, credit losses and discount rates, as discussed above. First Horizon Equity Lending's residual-interest certificates are included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of net interest income on the Consolidated Statements of Income.

MSR are initially valued by allocating the total cost between the loan and the servicing right based on their relative fair values. Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, like other participants in the mortgage banking business, First Horizon Home Loans relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using numerous tranches of MSR, which share similar key characteristics such as interest rates, type of product (fixed vs. variable), age (new, seasoned, moderate), agency type and other factors. First Horizon Home Loans uses assumptions in the model that it believes are comparable to those used by brokers and other service providers on a quarterly basis. First Horizon Home Loans also compares its estimates of fair value and assumptions to recent market activity and against its own experience.

For purposes of impairment evaluation and measurement, the MSR are stratified based on the predominant risk characteristics of the underlying loans. These strata currently include adjustable and fixed rate loans. The MSR are amortized over the period of and in proportion to the estimated net servicing revenues. A quarterly value impairment analysis is performed using a discounted cash flow methodology that is disaggregated by predominant risk characteristics. Impairment, if any, is recognized through a valuation allowance for individual strata. However, if the impairment is determined to be other than temporary, a direct write-off of the asset is made.

Loans. Loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period. Impaired loans are generally carried on a nonaccrual status. Loans are ordinarily placed on nonaccrual status when, in management's opinion, the collection of principal or interest is unlikely, the loan has been classified as "doubtful", or when the collection of principal or interest is 90 days or more past due.

Accrued but uncollected interest is reversed and charged against interest income when the loan is placed on nonaccrual status. On retail loans, accrued but uncollected interest is reversed when the loan is fully or partially charged off. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. Interest payments received on nonaccrual and impaired loans are normally applied to principal. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

Allowance for loan losses. The allowance for loan losses is maintained at a level that management determines is adequate to absorb estimated probable incurred losses in the loan portfolio. Management's evaluation process to determine the adequacy of the allowance utilizes an analytical model based on historical loss experience, adjusted for current events, trends and economic conditions. The actual amounts realized could differ in the near term from the amounts assumed in arriving at the allowance for loan losses reported in the financial statements.

All losses of principal are charged to the allowance for loan losses in the period in which the loan is deemed to be uncollectible. Additions are made to the allowance through periodic provisions charged to current operations and recovery of principal on loans previously charged off.

Premises and equipment. Premises and equipment are carried at cost less accumulated depreciation and amortization and include additions that materially extend the useful lives of existing premises and equipment. All other maintenance and repair expenditures are expensed as incurred. Gains and losses on dispositions are reflected in noninterest income and expense.

Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets and are recorded as noninterest expense. Leasehold improvements are amortized over the lesser of the lease periods or the estimated useful lives using the straight-line method. Useful lives utilized in determining depreciation for furniture, fixtures and equipment and buildings are three to fifteen and seven to forty-five years, respectively.

Real estate acquired by foreclosure. Real estate acquired by foreclosure consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or the estimated fair market value minus the estimated cost to sell the real estate. Losses arising at foreclosure are charged to the allowance for loan losses. Required developmental costs associated with foreclosed property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are charged against current earnings. During the normal course of business, FHN may purchase real estate at foreclosure sale. Losses arising from the purchase of real estate at foreclosure sale are charged to the foreclosure reserve.

Intangible assets. Intangible assets consist of "Other intangible assets" and "Goodwill." The "Other intangible assets" represents identified intangible assets, including customer lists, covenants not to compete and premium on purchased deposits, which are amortized over their estimated useful lives, except for those assets related to deposit bases that are primarily amortized over 10 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. "Goodwill" represents the excess of cost over net assets of acquired subsidiaries less identifiable intangible assets. On an annual basis, FHN tests goodwill for impairment. For the three year period ended December 31, 2004, no impairment of "Other intangible assets" or "Goodwill" was recognized.

Derivative financial instruments. FHN utilizes, through its mortgage banking, capital markets and risk management operations, various derivative financial instruments, which include interest rate forward contracts, interest rate floors and caps, options and interest rate swap agreements, as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. The Asset/Liability Committee (ALCO) monitors the usage and effectiveness of these derivative financial instruments. ALCO, in conjunction with credit officers, also periodically reviews counterparty creditworthiness.

Credit risk represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of contracts. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and using mutual margining agreements whenever possible to limit potential exposure. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value.

Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, mortgage loan prepayment speeds or the prices of debt instruments.

Interest rate forward contracts are over-the-counter contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Futures contracts are exchange-traded contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specific price, with delivery or settlement at a specified date. Interest rate option contracts give the purchaser the right, but not the obligation, to buy or sell a specified quantity of a financial instrument, at a specified price, during a specified period of time. Caps and floors are options that are linked to a notional principal amount and an underlying indexed interest rate. Interest rate swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Notional amounts are used in such contracts to calculate interest payments and do not represent credit exposure. Exposure to interest rate contracts will increase or decrease as interest rates fluctuate.

Derivative instruments are recorded on the Consolidated Statements of Condition as either an asset or liability measured at its fair value. Fair value is defined as the amount FHN would receive or pay in the market to replace the derivatives as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies. Changes in the instrument's fair value are recognized currently in earnings or other comprehensive income. If certain criteria are met, changes in the fair value of the asset or liability being hedged are also recognized currently in earnings.

Mortgage Banking

Mortgage banking interest rate lock commitments, which have been determined to be derivative instruments, are recorded at fair value with changes in fair value recorded currently in earnings and are not a hedgable asset under SFAS No. 133. See Accounting Changes section for impact of SAB No. 105 on the valuation of interest rate lock commitments. First Horizon Home Loans enters into forward sales commitments as fair value hedges to protect the value of mortgage banking's short-term commitments to fund mortgage loan applications in process (the pipeline) and first-lien mortgage loans held for sale (the warehouse) from changes in fair value due to fluctuations in interest rates. First Horizon Home Loans also enters into futures contracts as fair value hedges to hedge against interest rate risk associated with adjustable rate mortgages in the pipeline and warehouse. These forward and futures contracts are derivatives that are recorded at fair value. Forward and futures contracts used by mortgage banking operations to hedge against interest rate risk in the warehouse are reviewed periodically for correlation with expected changes in value. For 2004, 2003, and 2002, gains of $.8 million, gains of $1.2 million, and losses of $9.8 million, respectively, that represent the amount of hedge ineffectiveness for these fair value hedges were recognized in mortgage banking noninterest income.

First Horizon Home Loans also enters into interest rate contracts (including swaps, swaptions, and mortgage forward sales) to hedge against the effects of changes in fair value of its MSR due solely to changes in the benchmark rate (10-year LIBOR). For purposes of measuring effectiveness of the hedge, volatility and time decay are excluded from the effectiveness measurement of option-based derivatives. Interest rate derivative contracts used to hedge against interest rate risk in the servicing portfolio are designated to specific risk tranches of servicing. First Horizon Home Loans enters into hedges of the MSR to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. Hedges are reset at least monthly and more frequently, as needed, to respond to changes in interest rates or hedge composition. For purposes of measuring hedge effectiveness, increases in values of hedge instruments exceeded the change in value of hedged MSR by $81.3 million, $131.7 million and $122.0 million in 2004, 2003 and 2002, respectively. This amount, after reductions of $33.4 million, $16.5 million and $21.2 million in 2004, 2003 and 2002, respectively, representing the component of the derivative instruments' losses excluded from the assessment of hedge effectiveness, was recognized in mortgage banking noninterest income. First Horizon Home Loans utilizes financial instruments that change in value inversely to the movement of interest rates to protect the value of its interest-only securities. Interest-only securities do not qualify for hedge accounting and, therefore, gains and losses are recognized currently in earnings.

Note 1 ❑ Summary of Significant Accounting Policies (continued)

Capital Markets

Capital markets buys and sells treasuries, agencies, mortgage securities, municipal bonds and other securities for resale to customers. When these securities settle on a delayed basis, they are considered forward contracts. Capital markets also enters into interest rate contracts, including options, caps, swaps, futures and floors for its customers. These transactions are measured at fair value, with changes in fair value recognized currently in capital markets noninterest income. Related assets are recorded on the balance sheet as capital markets securities inventory or receivables and any liabilities are recognized as capital markets payables. Credit risk related to these transactions is controlled through credit approvals, risk control limits and ongoing monitoring procedures through ALCO.

Interest Rate Risk Management

FHN's ALCO focuses on managing market risk by controlling and limiting earnings volatility attributable to changes in interest rates. Interest rate risk exists to the extent that interest-earning assets and liabilities have different maturity or repricing characteristics. FHN uses derivatives, including swaps, caps, options, and collars, that are designed to moderate the impact on earnings as interest rates change. FHN's interest rate risk management policy is to use derivatives not to speculate but to hedge interest rate risk or market value of assets or liabilities.

Interest rate risk management uses interest rate swaps to hedge the interest rate risk of certain liabilities that qualify as fair value and cash flow hedges. Interest paid or received for swaps is recognized as an adjustment of the interest expense of the liabilities whose risk is being managed. For 2004 and 2003, there was no hedge ineffectiveness for qualifying fair value or cash flow hedges. Interest rate swaps and caps not designated as hedging instruments are also used to moderate the impact on earnings as interest rates change. Any contracts that fail to qualify for hedge accounting are measured at fair value with any gains or losses included in current earnings in noninterest income. For derivatives designated as cash flow hedges, the effective portion of the gain or loss on derivatives is reported as a component of accumulated other comprehensive income.

Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Advertising and public relations. Advertising and public relations costs are generally expensed as incurred.

Income taxes. FHN accounts for income taxes using the liability method pursuant to SFAS No. 109, "Accounting for Income Taxes." Under this method, FHN's deferred tax assets and liabilities are determined by applying the applicable federal and state income tax rates to its cumulative temporary differences. These temporary differences represent differences between financial statement carrying amounts and the corresponding tax bases of certain assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined or separate returns.

FHN's federal and state income tax returns are subject to examination by governmental authorities. Various examinations are currently in progress. FHN believes that the resolution of both the examinations in progress and the examination of years not currently in progress will not have a significant impact on FHN's consolidated financial position or results of operations.

Note 1 ❑ Summary of Significant Accounting Policies (continued)

Earnings per share. Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for each period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares resulting from options granted under FHN's stock option plans and deferred compensation arrangements had been issued. FHN utilizes the treasury stock method in this calculation.

Stock options. FHN accounts for its employee stock-based compensation plans under the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for these plans been determined consistent with SFAS No. 123, FHN's net income and earnings per share would have been reduced to the following pro forma amounts:

	December 31		
(Dollars in thousands except per share data)	**2004**	2003	2002
Net income, as reported	**$454,408**	$473,309	$376,451
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**3,414**	6,402	7,548
Less: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	**12,114**	27,139	22,087
Pro forma net income	**$445,708**	$452,572	$361,912
Earnings per share, as reported	**$ 3.64**	$ 3.73	$ 2.97
Pro forma earnings per share	**3.57**	3.57	2.86
Diluted earnings per share, as reported	**3.54**	3.62	2.89
Pro forma diluted earnings per share	**3.47**	3.46	2.78

Accounting changes. On July 1, 2004, FHN adopted FASB Staff Position (FSP) FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003". FSP FAS 106-2 requires a plan sponsor to determine if benefits offered through a postretirement health care plan are actuarially equivalent to Medicare Part D. If benefits are determined to be actuarially equivalent, the resulting effect on the plan's obligations should be reflected as an actuarial gain in determining the plan's accumulated postretirement benefit obligation. The impact of adopting FSP FAS 106-2 was immaterial to FHN.

In April 2004, FHN adopted SAB No. 105 "Application of Accounting Principles to Loan Commitments". SAB No. 105 prohibits the inclusion of estimated servicing cash flows and internally-developed intangible assets within the valuation of interest rate lock commitments under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SAB No. 105 also requires disclosure of a registrant's methods of accounting for interest rate lock commitments recognized under SFAS No. 133 and associated hedging strategies, if applicable. SAB No. 105 was effective for disclosures and interest rate lock commitments initiated after March 31, 2004. The adoption of SAB No. 105 resulted in an accounting change in second quarter 2004 and lowered pre-tax earnings by $8.4 million. Since prior periods are not restated, this accounting change results in a varying impact on comparability with prior periods. However, the ongoing economic value of FHN's business is not affected.

On March 31, 2004, FHN adopted FASB Interpretation No. 46 (FIN 46-R), "Consolidation of Variable Interest Entities (revised December 2003)". FIN 46-R clarifies certain aspects of FIN 46 and provides certain entities with exemptions from the requirements of FIN 46. Additionally, FIN 46-R incorporates the guidance found in eight final FSPs that had been issued prior to its release. FIN 46-R requires the consolidation by a business enterprise of variable interest entities (VIE) in which it is the primary beneficiary. FIN 46-R also required the adoption of FIN 46, as of December 31, 2003, for all entities previously considered as special purpose entities and for all VIE created after January 31, 2003. Upon adoption of FIN 46-R, FHN reassessed certain of its nonconsolidated interests as VIE but did not meet the criteria of primary beneficiary and, therefore, did not consolidate any of its VIE, including First Tennessee Capital I (Capital I) and First Tennessee Capital II (Capital II) (See Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures).

On December 31, 2003, FHN adopted FIN 46, "Consolidation of Variable Interest Entities". Upon adoption of this standard, FHN deconsolidated its subsidiary, First Tennessee Capital I (Capital I), which had issued $100.0 million of capital securities that are fully and unconditionally guaranteed by FHN. As a result of this deconsolidation the capital securities are not included on FHN's Statement of Condition. However, $103.0 million of junior subordinated debentures issued by FHN to Capital I are included in term borrowings. FHN identified certain of its nonconsolidated interests as VIE but did not meet the criteria of primary beneficiary and, therefore, did not consolidate any of its VIE. See Note 25 – Variable Interest Entities for additional information.

On December 31, 2003, FHN adopted SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". This standard does not change the measurement or recognition of those plans required by SFAS No. 87 and SFAS No. 106.

Additionally, the disclosure requirements of the original SFAS No. 132 have been retained. SFAS No. 132 (revised 2003) requires additional disclosure about the assets, obiligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The adoption of SFAS 132 (revised 2003) did not have an impact on the results of operations.

On December 31, 2003, FHN adopted certain disclosure requirements of Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". These disclosures concerned unrealized losses related to investments in debt and marketable equity securities that are accounted for under SFAS No. 115. Disclosures include the length of time investments have been in a loss position and discussion pertaining to the nature of the impairment. In September 2004, the FASB approved issuance of Staff Position (FSP) EITF 03-1-1, "Effective Date of Paragraphs 10 through 20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). FSP EITF 03-1-1 delays the effective date of paragraphs 10 through 20 of EITF 03-1 as they relate to recognition of other-than-temporary impairment for cost method and marketable investments. This deferral will extend until the FASB provides clarification of the guidance presented in paragraphs 10 through 20. Effective July 1, 2004, FHN adopted all remaining provisions of EITF Issue 03-1, including measurement guidance for evaluating whether impairment has occurred for marketable securities and cost method investments. Effective December 31, 2004, cost method investments are subject to similar disclosures as those made for marketable securities in 2003. The effect of implementing the final provisions of paragraphs 10 through 20 cannot currently be estimated due to the pending implementation issues. The adoption of all other provisions of EITF Issue No. 03-1 did not have an impact on the results of operations.

On July 1, 2003, FHN adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", and classified its mandatorily redeemable preferred stock of subsidiary ($45.1 million on July 1, 2003) as term borrowings. Historically, the related distribution on these instruments ($4.6 million annually) were classified as noninterest expense on the Consolidated Statements of Income, but as of July 1, 2003, are classified as interest expense on a prospective basis. As required by SFAS No. 150, prior periods were not restated.

On July 1, 2003, FHN adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments", which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The impact of adopting this standard was immaterial to FHN.

Note 1 ❑ Summary of Significant Accounting Policies (continued)

On January 1, 2003, FHN adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement requires that a liability for the cost associated with an exit or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. Prior to the effective date of this statement, costs associated with an exit or disposal plan were recognized at the date of commitment, as required under EITF Issue 94-3. This statement does not apply to costs associated with an exit activity that involves an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. The impact of adopting this statement was immaterial to FHN.

On January 1, 2003, FHN adopted the final provisions of Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about obligations assumed under certain guarantees it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is superseded. The impact of adopting this statement was immaterial to FHN.

In December 2002, FHN adopted SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As FHN continues to account for stock-based employee compensation under APB 25, the adoption of this statement did not have a material impact on the financial statements or results of operations.

On October 1, 2002, FHN adopted SFAS No. 147, "Acquisitions of Certain Financial Institutions (an amendment of FASB Statement No. 72 and 144 and FASB Interpretation No. 9)". This statement requires acquisitions of all or part of a financial institution meeting the definition of a business combination to be accounted for by the purchase method in accordance with SFAS No. 141. Any previously recorded unidentified intangible asset related to the acquisition of a financial institution must now be classified as goodwill and is subject to the impairment testing provisions of SFAS No. 142. Impairment testing of previously identified long-term customer-relationship intangible assets will be subject to the impairment testing provisions of SFAS No. 144. Provisions of this statement were effective for acquisitions on or after October 1, 2002. The impact of adopting this statement was immaterial to FHN.

On October 1, 2002, FHN adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be classified as an extraordinary item, net of related income tax effect, if material in the aggregate. Due to the rescission of SFAS No. 4, the criteria in Opinion 30 are now used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4, and is no longer necessary because of the rescission of SFAS No. 4. SFAS No. 44, is no longer necessary because the transition of the Motor Carrier Act of 1980 has been completed. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition this statement also makes technical corrections to existing pronouncements which are generally not substantive in nature. The adoption of this standard resulted in a loss of $5.1 million related to a 2001 debt restructuring being reclassified as noninterest expense. This item had previously been presented, net of taxes ($1.9 million), as an

Note 1 ❑ Summary of Significant Accounting Policies (continued)

extraordinary item on the Consolidated Statements of Income. In 2002, a debt restructuring resulted in a $3.7 million pre-tax loss.

On January 1, 2002, FHN adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses accounting and reporting issues related to the impairment of long-lived assets and for long-lived assets to be disposed of. The impact of adopting this statement was immaterial to FHN.

On January 1, 2002, FHN adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but is subject to an assessment for impairment using a fair-value-based test at least annually. FHN has not recognized any impairment of the goodwill currently on its books during 2004, 2003, or 2002.

On January 1, 2002, FHN adopted the final provisions of SFAS No. 141, "Business Combinations" which requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method. The impact of adopting this statement was immaterial to FHN.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123-R), which requires recognition of expense over the requisite service period for awards of share-based compensation to employees. SFAS No. 123-R must be adopted no later than July 1, 2005 with earlier adoption permitted. As permitted by the original SFAS No. 123, FHN has accounted for its equity awards under the provisions of APB No. 25. Upon adoption of SFAS No. 123-R, the grant date fair value of an award will be used to measure the compensation expense recognized for the award. For unvested awards granted prior to the adoption of SFAS 123-R, the fair values utilized will equal the values used in preparation of the disclosures required under the original SFAS 123. Compensation expense recognized after adoption of SFAS 123-R will incorporate an estimate of awards expected to ultimately vest, which requires estimation of forfeitures as well as projections related to the satisfaction of performance conditions that determine vesting. Upon initial adoption of SFAS 123-R, FHN is required to reclassify deferred compensation debit balances to capital surplus and to make a cumulative effect entry for outstanding unvested awards that are not expected to vest due to anticipated forfeiture. SFAS 123-R permits restatement of prior period financial statements using the amounts from prior SFAS 123 disclosures.

In October 2003, the FASB approved the AICPA's issuance of SOP 03-3, "Accounting for Loans or Certain Debt Securities Acquired in a Transfer", which modifies the accounting for certain loans that are acquired with evidence of deterioration in credit quality since origination. SOP 03-3 does not apply to loans recorded at fair value, to revolving loans, or to mortgage loans classified as held for sale. SOP 03-3 limits the yield that may be accreted on applicable loans to the excess of the cash flows expected, at acquisition, to be collected over the investor's initial investment in the loan. SOP 03-3 also prohibits the "carrying over" of valuation allowances on applicable loans. SOP 03-3 is effective for fiscal years beginning after December 15, 2004. The impact at implementation of adopting SOP 03-3 is expected to be immaterial to the results of future operations.

Note 2 ❑ Acquisitions/Divestitures

On January 7, 2005, FHN's capital markets division, FTN Financial, completed the acquisition of the assets and operations of the fixed income business of Spear, Leeds & Kellogg (SLK), a division of Goldman Sachs & Co. for approximately $150.0 million in cash. The acquisition is expected to be accretive to FHN's earnings per share during 2005.

On December 31, 2004, Synaxis Group, Inc., a subsidiary of FTBNA, completed the sale of substantially all the assets of Mann, Smith & Cummings, Inc. of Clarksville, TN. This transaction resulted in a divestiture gain of $1.2 million.

Note 2 ❑ Acquisitions/Divestitures (continued)

On September 23, 2004, FTN Midwest Securities Corp., a wholly-owned subsidiary of FTBNA, acquired certain assets and assumed certain liabilities of Alterity Partners, LLC, a mergers and acquisitions advisory services company based in New York, New York, for approximately $8.0 million in cash. The acquisition was immaterial to FHN.

On June 29, 2004, First Horizon Merchant Services, Inc., a wholly owned subsidiary of FTBNA, recognized a divestiture gain of $1.8 million resulting from the sale of certain merchant relationships to Humboldt Merchant Services, LP, of Eureka, California (an affiliate of First National Bank of Nevada, Reno, Nevada).

On December 31, 2003, FHN completed the sale of substantially all of the assets and liabilities of its wholly owned subsidiary, First National Bank of Springdale (FNB) of Springdale, Arkansas to First Security Bank of Searcy, Arkansas. This transaction resulted in a divestiture gain of $12.5 million. Immediately preceding the sale, FNB had investment securities of approximately $125 million, loans of approximately $165 million, deposits of approximately $300 million and equity of approximately $40 million.

On December 31, 2003, First Horizon Merchant Services, Inc. recognized a divestiture gain of $10.0 million resulting from the sale of certain merchant relationships referred by selected agent banks within the merchant portfolio to NOVA Information Systems, Inc., a subsidiary of U.S. Bancorp. During 2004, divestiture gains of $4.0 million resulted from an earn-out on the 2003 sale of merchant relationships.

On August 1, 2003, First Horizon Merchant Services, Inc. acquired Global Card Services, Inc., a merchant processing company based in Orlando, Florida, for approximately $15.8 million in cash. The acquisition was immaterial to FHN.

On September 16, 2002, FTBNA, the primary banking subsidiary of FHN, sold a portfolio of loans originated through First Horizon Money Centers totaling $208.3 million to American General Finance, Inc. of Evansville, Indiana and closed the related Money Center offices. This transaction resulted in a divestiture gain of $2.3 million.

On June 1, 2002, First Horizon Home Loans, a wholly owned subsidiary of FTBNA, acquired certain assets and assumed certain liabilities of Real Estate Financial Services, a mortgage lending company based in Alpharetta, Georgia, for approximately $2.2 million in cash. The acquisition was immaterial to FHN.

On April 1, 2002, First Horizon Merchant Services, Inc. acquired First Premier Financial Services, Inc. (First Premier), a South Dakota based merchant processor, for approximately $11.9 million in cash. First Premier was merged into First Horizon Merchant Services, Inc. The acquisition was immaterial to FHN.

In addition to the acquisitions mentioned above, FHN also acquires assets from time to time in transactions that are considered business combinations but are not material to FHN individually or in the aggregate.

Note 3 ❑ Investment Securities

The following tables summarize FHN's securities held to maturity and available for sale on December 31, 2004 and 2003:

(Dollars in thousands)	On December 31, 2004*			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities held to maturity:				
States and municipalities	$ 441	$ 16	$ -	$ 457
Total securities held to maturity	**$ 441**	**$ 16**	**$ -**	**$ 457**
Securities available for sale:				
U.S. Treasuries	$ 41,423	$ 11	$ (190)	$ 41,244
Government agency issued MBS**	881,888	668	(7,937)	874,619
Government agency issued CMO**	1,521,088	1,505	(6,050)	1,516,543
Other U.S. government agencies**	40,794	165	-	40,959
States and municipalities	7,704	125	(2)	7,827
Other	7,272	105	(7)	7,370
Equity	191,994	8	(8)	191,994
Total securities available for sale	**$2,692,163**	**$2,587**	**$(14,194)**	**$2,680,556**

* Includes $2.4 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.

** Includes securities issued by government sponsored entities which are not backed by the full faith and credit of the U.S. government.

(Dollars in thousands)	On December 31, 2003*			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities held to maturity:				
States and municipalities	$ 1,028	$ 49	$ -	$ 1,077
Total securities held to maturity	$ 1,028	$ 49	$ -	$ 1,077
Securities available for sale:				
U.S. Treasuries	$ 47,769	$ 219	$ (11)	$ 47,977
Government agency issued MBS**	957,236	6,234	(9,449)	954,021
Government agency issued CMO**	1,239,596	11,234	(3,989)	1,246,841
Other U.S. government agencies**	1,092	72	-	1,164
States and municipalities	13,076	321	(2)	13,395
Other	16,600	754	(13)	17,341
Equity	188,793	227	(417)	188,603
Total securities available for sale	$ 2,464,162	$ 19,061	$ (13,881)	$ 2,469,342

* Includes $2.1 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.

** Includes securities issued by government sponsored entities which are not backed by the full faith and credit of the U.S. government.

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 3 ❑ Investment Securities (continued)

Provided below are the amortized cost and fair value by contractual maturity for the securities portfolios on December 31, 2004:

(Dollars in thousands)	Held to Maturity Amortized Cost	Held to Maturity Fair Value	Available for Sale Amortized Cost	Available for Sale Fair Value
Within 1 year	$ 35	$ 35	$ 45,675	$ 45,550
After 1 year; within 5 years	406	422	3,399	3,449
After 5 years; within 10 years	-	-	41,409	41,572
After 10 years	-	-	6,710	6,829
Subtotal	441	457	97,193	97,400
Government agency issued MBS and CMO	-	-	2,402,976	2,391,162
Equity securities	-	-	191,994	191,994
Total	**$441**	**$457**	**$2,692,163**	**$2,680,556**

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below provides information on realized gross gains and realized gross losses on sales from the available for sale portfolio for the years ended December 31:

(Dollars in thousands)	AFS Debt*	AFS Equity*	Total
2004			
Gross gains on sales	$18,712	$ 6,593	$25,305
Gross losses on sales	(4)	(653)	(657)
2003			
Gross gains on sales	$ 847	$11,444	$12,291
Gross losses on sales	(6,973)	-	(6,973)
2002			
Gross gains on sales	$ 1,309	$ 43	$ 1,352
Gross losses on sales	(1,056)	-	(1,056)

* AFS - Available for sale

Losses totaling $3.9 million, $3.0 million and $9.5 million for the years 2004, 2003 and 2002, respectively, were recognized for securities that, in the opinion of management, have been other-than-temporarily impaired.

Note 3 ❑ Investment Securities (continued)

The following table provides information on investments that have unrealized losses on December 31, 2004:

	On December 31, 2004					
	Less than 12 months		12 Months or Longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries	$ 34,901	$ (181)	$ 170	$ (9)	$ 35,071	$ (190)
Government agency issued MBS	832,535	(7,655)	16,192	(282)	848,727	(7,937)
Government agency issued CMO	908,590	(6,050)	-	-	908,590	(6,050)
State and municipalities	663	(2)	-	-	663	(2)
Other	861	(7)	-	-	861	(7)
Total debt securities	1,777,550	(13,895)	16,362	(291)	1,793,912	(14,186)
Equity	226	(8)	-	-	226	(8)
Total temporarily impaired securities	**$1,777,776**	**$(13,903)**	**$16,362**	**$(291)**	**$1,794,138**	**$(14,194)**

On December 31, 2004, FHN held two investment securities having continuous unrealized loss positions for more than 12 months. The unrealized losses were related to changes in interest rates. FHN has both the intent and ability to hold these securities for the time necessary to recover the amortized cost. FHN has not recognized any other-than-temporary impairment in connection with these securities.

On December 31, 2004, FHN had $124.0 million of cost method investments including $94.1 million of Federal Reserve Bank and Federal Home Loan Bank stock. These investments, which do not have a readily determinable market and for which it is not practicable to estimate a fair value, are evaluated for impairment only if there are identified events or changes in circumstances that may have had a significant adverse effect on the fair value of the investment.

Note 4 ❑ Loans

A summary of the major categories of loans outstanding on December 31 is shown below:

(Dollars in thousands)	**2004**	2003
Commercial:		
Commercial, financial and industrial	**$ 5,560,736**	$ 4,502,917
Real estate commercial	**960,178**	968,064
Real estate construction	**1,208,703**	690,402
Retail:		
Real estate residential	**7,244,716**	6,817,122
Real estate construction	**1,035,562**	527,260
Other retail	**168,806**	212,362
Credit card receivables	**248,972**	272,398
Loans, net of unearned income	**16,427,673**	13,990,525
Allowance for loan losses	**158,159**	160,333
Total net loans	**$16,269,514**	$13,830,192

On December 31, 2004, $1.4 billion of real estate residential qualifying loans were pledged to secure potential Federal Home Loan Bank borrowings. Qualifying loans are comprised of residential mortgage loans secured by first and second liens and home equity lines of credit. In addition, $2.9 billion of commercial, financial and industrial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank.

Nonperforming loans consist of loans which management has identified as impaired, other nonaccrual loans and loans which have been restructured. On December 31, 2004 and 2003, there were no outstanding commitments to advance additional funds to customers whose loans had been restructured. The following table presents nonperforming loans on December 31:

(Dollars in thousands)	**2004**	2003
Impaired loans	**$ 34,831**	$ 34,369
Other nonaccrual loans*	**14,729**	17,415
Total nonperforming loans	**$ 49,560**	$ 51,784

* On December 31, 2004 and 2003, other nonaccrual loans included $8.5 million and $8.8 million, respectively, of loans held for sale.

Interest income received during 2004 for impaired loans was $.5 million and for other nonaccrual loans was $.1 million. Under their original terms, interest income would have been approximately $2.6 million for the impaired loans and $1.0 million for the other nonaccrual loans outstanding on December 31, 2004. Interest income received during 2003 for impaired loans was $.4 million and for other nonaccrual loans was $14,000. Under their original terms, interest income would have been approximately $2.9 million for the impaired loans and $.7 million for the other nonaccrual loans outstanding on December 31, 2003. Interest income received during 2002 for impaired loans was $1.6 million and for other nonaccrual loans was $.4 million. Under their original terms, interest income would have been approximately $4.7 million for the impaired loans and $1.3 million for the other nonaccrual loans outstanding on December 31, 2002. The average balance of impaired loans was approximately $36.9 million for 2004, $45.4 million for 2003 and $44.1 million for 2002. All impaired loans have an associated allowance for loan loss.

Note 4 ❑ Loans (continued)

Activity in the allowance for loan losses related to non-impaired and impaired loans for years ended December 31 is summarized as follows:

(Dollars in thousands)	Non-impaired	Impaired	Total
Balance on December 31, 2001	$ 133,668	$ 16,946	$ 150,614
Provision for loan losses	54,955	37,229	92,184
Charge-offs	(72,973)	(40,168)	(113,141)
Loan recoveries	13,579	1,062	14,641
Net charge-offs	(59,394)	(39,106)	(98,500)
Balance on December 31, 2002	129,229	15,069	144,298
Adjustment due to divestiture	(2,652)	-	(2,652)
Provision for loan losses	73,249	13,449	86,698
Charge-offs	(63,113)	(19,323)	(82,436)
Loan recoveries	12,440	1,985	14,425
Net charge-offs	(50,673)	(17,338)	(68,011)
Balance on December 31, 2003	149,153	11,180	160,333
Loans transferred to held for sale	(8,382)	-	(8,382)
Provision for loan losses	40,402	7,946	48,348
Charge-offs	(45,772)	(10,857)	(56,629)
Loan recoveries	12,271	2,218	14,489
Net charge-offs	(33,501)	(8,639)	(42,140)
Balance on December 31, 2004	**$147,672**	**$10,487**	**$158,159**

Included in other assets and in other liabilities on the Consolidated Statements of Condition are amounts due from customers on acceptances and bank acceptances outstanding of $9.2 million and $3.0 million on December 31, 2004 and 2003, respectively. In 2004, FHN transferred approximately $1.6 billion of real estate residential loans to held for sale.

Note 5 ❑ Premises, Equipment and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	**2004**	2003
Land	**$ 51,253**	$ 48,391
Buildings	**267,362**	239,353
Leasehold improvements	**58,999**	52,770
Furniture, fixtures and equipment	**316,082**	307,067
Premises and equipment, at cost	**693,696**	647,581
Less accumulated depreciation and amortization	**314,337**	297,379
Premises and equipment, net	**$379,359**	$ 350,202

FHN is obligated under a number of noncancelable operating leases for premises and equipment with terms up to 25 years, which may include the payment of taxes, insurance and maintenance costs.

Minimum future lease payments for noncancelable operating leases on premises and equipment on December 31, 2004, are shown below:

(Dollars in thousands)	
2005	$ 59,084
2006	52,427
2007	43,195
2008	30,049
2009	19,894
2010 and after	40,471
Total minimum lease payments	$245,120

Payments required under capital leases are not material.

Aggregate minimum income under sublease agreements for these periods is $7.3 million.

Rent expense incurred under all operating lease obligations was as follows for the years ended December 31:

(Dollars in thousands)	**2004**	2003	2002
Rent expense, gross	**$69,581**	$ 64,260	$67,457
Rent income	**(3,217)**	(4,543)	(5,959)
Rent expense, net	**$66,364**	$ 59,717	$61,498

Note 6 ❑ Mortgage Servicing Rights (continued)

Estimated MSR amortization expense for the years ending 2005, 2006, 2007, 2008 and 2009 are $163.2 million, $140.6 million, $119.0 million, $99.8 million, and $82.9 million, respectively. The assumptions underlying these estimates are subject to modification based on changes in market conditions and portfolio behavior (such as prepayment speeds). As a result, these estimates are subject to change in a manner and amount that is not presently determinable by management.

For purposes of impairment evaluation and measurement, the MSR are stratified based on the predominant risk characteristics of the underlying loans. These strata currently include adjustable and fixed rate loans. The MSR are amortized over the period of and in proportion to the estimated net servicing revenues. A quarterly impairment analysis is performed using a discounted cash flow methodology that is disaggregated by predominant risk characteristics. Impairment, if any, is recognized through a valuation allowance for individual strata. However, if the impairment is determined to be other-than-temporary, a direct write-off of the asset is made.

Note 7 ❑ Intangible Assets

Following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)	Goodwill	Other Intangible Assets*
December 31, 2001	$ 143,147	$ 41,857
Amortization expense	-	(6,200)
Reclass**	12,359	(12,359)
Minimum pension liability adjustment	-	1,124
Acquisitions**	9,111	5,226
December 31, 2002	164,617	29,648
Amortization expense	-	(7,980)
Minimum pension liability adjustment	-	(89)
Divestitures	(13,303)	(1,632)
Acquisitions**	23,493	18,795
December 31, 2003	174,807	38,742
Amortization expense	-	(9,541)
Minimum pension liability adjustment	-	(129)
Divestitures	(810)	(359)
Acquisitions**	13,203	6,056
December 31, 2004	**$187,200**	**$ 34,769**

* Represents customer lists, premium on purchased deposits, covenants not to compete and assets related to the minimum pension liability.
** Preliminary purchase price allocations on acquisitions are based upon estimates of fair value and are subject to change.

The gross carrying amount of other intangible assets subject to amortization is $104.0 million on December 31, 2004, net of $69.2 million of accumulated amortization. Estimated aggregate amortization expense is expected to be $8.7 million, $6.2 million, $5.8 million, $4.8 million, and $3.5 million for 2005, 2006, 2007, 2008 and 2009, respectively.

The following is a summary of goodwill, net of accumulated amortization, detailed by reportable segments for the three years ended December 31, 2004:

(Dollars in thousands)	Retail/ Commercial Banking	Mortgage Banking	Capital Markets	Total
December 31, 2001	$ 78,826	$ 51,353	$ 12,968	$ 143,147
Reclass*	12,359	-	-	12,359
Acquisitions*	7,760	1,025	326	9,111
December 31, 2002	98,945	52,378	13,294	164,617
Divestitures	(13,303)	-	-	(13,303)
Acquisitions*	23,883	(390)	-	23,493
December 31, 2003	109,525	51,988	13,294	174,807
Divestitures	(810)	-	-	(810)
Acquisitions*	5,626	3,226	4,351	13,203
December 31, 2004	**$114,341**	**$55,214**	**$17,645**	**$187,200**

* Preliminary purchase price allocations on acquisitions are based upon estimates of fair value and are subject to change.

Note 8 ❑ Time Deposit Maturities

Following is a table of maturities for time deposits outstanding on December 31, 2004, which include "Certificates of deposit under $100,000 and other time" and "Certificates of deposit $100,000 and more". "Certificates of deposit $100,000 and more" totaled $8.2 billion on December 31, 2004. Time deposits are included in "Interest-bearing" deposits on the Consolidated Statements of Condition.

(Dollars in thousands)	
2005	$ 8,445,181
2006	805,582
2007	258,607
2008	85,520
2009	357,869
2010 and after	324,679
Total	$10,277,438

Note 9 ❑ Short-Term Borrowings

Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, and other borrowed funds which include short sale borrowings.

Federal funds purchased and securities sold under agreements to repurchase and commercial paper generally have maturities of less than 90 days. Other short-term borrowings have original maturities of one year or less.

The detail of these borrowings for the years 2004, 2003 and 2002 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	Commercial Paper	Other Short-term Borrowings
2004			
Average balance	**$3,685,153**	**$20,385**	**$593,745**
Year-end balance	**3,247,048**	**23,712**	**482,044**
Maximum month-end outstanding	**4,387,946**	**30,885**	**947,002**
Average rate for the year	**1.22%**	**.89%**	**3.79%**
Average rate at year-end	**1.87**	**1.18**	**3.44**
2003			
Average balance	$3,712,768	$20,902	$638,961
Year-end balance	3,079,248	31,793	196,183
Maximum month-end outstanding	4,703,454	31,793	988,855
Average rate for the year	.99%	.93%	3.92%
Average rate at year-end	.79	.78	4.07
2002			
Average balance	$3,134,379	$19,899	$517,499
Year-end balance	3,126,350	25,695	335,513
Maximum month-end outstanding	4,283,364	26,461	625,299
Average rate for the year	1.45%	1.31%	4.24%
Average rate at year-end	.99	.98	3.14

On December 31, 2004, $50 million of borrowings under unsecured lines of credit from non-affiliated banks were available to the parent company to provide for general liquidity needs at an annual facility fee of .10 percent.

Note 10 ❑ Term Borrowings

The following table presents information pertaining to term borrowings (debt with original maturities greater than one year) for FHN and its subsidiaries on December 31:

(Dollars in thousands)	**2004**	2003
First Tennessee Bank National Association:		
Subordinated notes (qualifies for total capital under the Risk-Based Capital guidelines):		
Matures on January 15, 2015 - 5.05%	**$ 400,872**	$ -
Matures on May 15, 2013 - 4.625%	**258,837**	257,529
Matures on December 1, 2008 - 5.75%	**140,402**	141,191
Matures on April 1, 2008 - 6.40%	**89,771**	89,701
Bank notes*	**1,249,950**	959,847
Federal Home Loan Bank borrowings**	**4,717**	3,897
Other***	**1,259**	280
First Horizon National Corporation:		
Subordinated capital notes (qualifies for total capital under the Risk-Based Capital guidelines):		
Matures on May 15, 2013 - 4.50%	**103,601**	103,229
Matures on November 15, 2005 - 6.75%	**22,875**	22,850
Subordinated notes (Note 11):		
Matures on January 6, 2027 - 8.07%	**101,064**	103,093
Matures on April 15, 2034 - 6.30%	**197,803**	-
FT Real Estate Securities Company, Inc.		
Cumulative preferred stock (qualifies for total capital under the Risk-Based Capital guidelines) (Note 12):		
Matures on March 31, 2031 - 9.50%	**45,217**	45,149
Total	**$2,616,368**	$ 1,726,766

* The bank notes were issued with variable interest rates and have remaining terms of 1 to 3 years. These bank notes had weighted average interest rates of 2.35 percent and 1.21 percent on December 31, 2004 and 2003, respectively.

** The Federal Home Loan Bank (FHLB) borrowings were issued with fixed interest rates and have remaining terms of 4 to 25 years. These borrowings had weighted average interest rates of 3.57 percent and 4.29 percent on December 31, 2004 and 2003, respectively.

*** Other long-term debt is comprised of unsecured obligations issued with fixed interest rates and have remaining terms of approximately one year. These borrowings had a weighted average interest rate of 5.00 percent on December 31, 2004 and 2003.

Annual principal repayment requirements as of December 31, 2004, are as follows:

(Dollars in thousands)	
2005	$1,074,490
2006	150,334
2007	50,334
2008	231,959
2009	317
2010 and after	1,109,343

All subordinated notes are unsecured and are subordinate to other present and future senior indebtedness. FTBNA's subordinated notes and FHN's subordinated capital notes qualify as Tier 2 risk-based capital under the Office of the Comptroller of the Currency and Federal Reserve Board guidelines for assessing capital adequacy. FTBNA's subordinated and bank notes may not be redeemed or prepaid prior to maturity. FTBNA has an ongoing bank note program under which the bank may offer an aggregate principal amount of up to $3.0 billion. On December 31, 2004, unused term-

Note 10 ❑ Term Borrowings (continued)

borrowing capacity under this program was $.1 billion. In February 2005, FTBNA entered into a $5.0 billion bank note program. This bank note program provides FTBNA with a facility under which it may continuously issue and offer short- and medium-term unsecured notes. The existing bank note program has been terminated in connection with the establishment of the new program. That termination does not affect any previously-issued notes outstanding.

Note 11 ❑ Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures

On December 30, 1996, FHN, through its underwriters, sold to institutional investors $100 million of capital securities. First Tennessee Capital I (Capital I), a Delaware business trust wholly owned by FHN, issued $100 million of Capital Securities, Series A at 8.07 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital I's obligations with respect to the capital securities. The sole asset of Capital I is $103 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 8.07 percent. Both the capital securities of Capital I and the junior subordinated debentures of FHN will mature on January 6, 2027; however, under certain circumstances, the maturity of both may be shortened to a date not earlier than January 6, 2017. The capital securities qualify as Tier 1 capital. The junior subordinated debentures are included in the Consolidated Statements of Condition in "Term borrowings" (see Note 10 – Term Borrowings).

During first quarter 2004, FHN, through its underwriter, sold $200 million of capital securities. First Tennessee Capital II (Capital II), a Delaware business trust wholly owned by FHN, issued $200 million of Capital Securities, Series B at 6.30 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital II's obligations with respect to the capital securities. The sole asset of Capital II is $206 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 6.30 percent. Both the capital securities of Capital II and the junior subordinated debentures of FHN will mature on April 15, 2034, however, under certain circumstances, the maturity of both may be shortened to a date not earlier than April 15, 2009. The capital securities qualify as Tier 1 capital. The junior subordinated debentures are included in the Consolidated Statements of Condition in "Term borrowings" (see Note 10 – Term Borrowings).

Note 12 ❑ Preferred Stock of Subsidiary

On September 14, 2000, FT Real Estate Securities Company, Inc. (FTRESC), an indirect subsidiary of FHN, issued 50 shares of 9.50% Cumulative Preferred Stock, Class B (Class B Preferred Shares), with a liquidation preference of $1.0 million per share. An aggregate total of 47 Class B Preferred Shares have been sold privately to nonaffiliates. These securities qualify as Tier 2 capital and are presented in the Consolidated Statements of Condition as "Term borrowings". FTRESC is a real estate investment trust (REIT) established for the purpose of acquiring, holding and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.

The Class B Preferred Shares are mandatorily redeemable on March 31, 2031, and redeemable at the discretion of FTRESC in the event that the Class B Preferred Shares cannot be accounted for as Tier 2 regulatory capital or there is more than an insubstantial risk that dividends paid with respect to the Class B Preferred Shares will not be fully deductible for tax purposes. They are not subject to any sinking fund and are not convertible into any other securities of FTRESC, FHN or any of its subsidiaries. The shares are, however, automatically exchanged at the direction of the Office of the Comptroller of the Currency for preferred stock of FTBNA, having substantially the same terms as the Class B Preferred Shares in the event FTBNA becomes undercapitalized, insolvent or in danger of becoming undercapitalized.

Note 12 ❑ Preferred Stock of Subsidiary (continued)

On July 1, 2003, FHN adopted certain provisions of SFAS No. 150, which require certain financial instruments with both liability and equity characteristics to be classified as liabilities on the statement of condition. Upon adoption of this statement, FHN classified its mandatorily redeemable preferred stock of subsidiary in "Term borrowings" (See Note 10 – Term Borrowings). Historically, the related distributions on these instruments ($4.6 million annually) were classified as noninterest expense on the Consolidated Statements of Income, but as of July 1, 2003, are classified as interest expense on a prospective basis. Restatement of prior periods was not permitted.

The following indirect, wholly-owned subsidiaries of FHN have also issued preferred stock. First Horizon Mortgage Loan Corporation has issued $1.0 million of Class B Preferred Shares. Additionally, FHRIII, LLC and FHRIV, LLC have each issued $1.0 million of Class B Preferred Units. On December 31, 2004 and 2003, $.5 million of preferred stock that is perpetual in nature and not subject to the provisions of SFAS No. 150 was recognized as "Preferred stock of subsidiary" on the Consolidated Statements of Condition. The remaining balance has been eliminated in consolidation.

Note 13 ❑ Regulatory Capital

FHN is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (leverage). Management believes, as of December 31, 2004, that FHN met all capital adequacy requirements to which it was subject.

The actual capital amounts and ratios of FHN and FTBNA (the banking subsidiary of FHN) are presented in the table below. In addition, FTBNA must also calculate its capital ratios after excluding financial subsidiaries as defined by the Gramm-Leach-Bliley Act of 1999. Based on this calculation FTBNA's Total Capital, Tier 1 Capital and Leverage ratios were 12.37 percent, 8.41 percent and 7.04 percent, respectively, on December 31, 2004, and were 12.12 percent, 8.94 percent and 7.16 percent, respectively, on December 31, 2003.

Note 13 ❑ Regulatory Capital (continued)

(Dollars in thousands)	First Horizon National Corporation		First Tennessee Bank National Association	
	Amount	Ratio	Amount	Ratio
On December 31, 2004:				
Actual:				
Total Capital	$ 3,182,733	13.18%	$ 3,064,060	12.79%
Tier 1 Capital	2,080,237	8.62	2,061,564	8.61
Leverage	2,080,237	7.16	2,061,564	7.15
For Capital Adequacy Purposes:				
Total Capital	1,931,256 ≥	8.00	1,916,456 ≥	8.00
Tier 1 Capital	965,628 ≥	4.00	958,228 ≥	4.00
Leverage	1,162,155 ≥	4.00	1,152,831 ≥	4.00
To Be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			2,395,570 ≥	10.00
Tier 1 Capital			1,437,342 ≥	6.00
Leverage			1,441,039 ≥	5.00
On December 31, 2003:				
Actual:				
Total Capital	$ 2,509,835	13.19%	$ 2,384,981	12.63%
Tier 1 Capital	1,754,367	9.22	1,734,092	9.18
Leverage	1,754,367	7.19	1,734,092	7.25
For Capital Adequacy Purposes:				
Total Capital	1,522,301 ≥	8.00	1,510,952 ≥	8.00
Tier 1 Capital	761,151 ≥	4.00	755,476 ≥	4.00
Leverage	975,794 ≥	4.00	956,384 ≥	4.00
To Be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			1,888,690 ≥	10.00
Tier 1 Capital			1,133,214 ≥	6.00
Leverage			1,195,480 ≥	5.00

Note 14 ❑ Other Income and Other Expense

Following is detail concerning "All other income" and "All other expense" as presented in the Consolidated Statements of Income:

(Dollars in thousands)	**2004**	2003	2002
All other income:			
Cardholder fees	**$ 25,075**	$ 22,698	$ 20,145
Asset securitizations	**23,090**	-	-
Other service charges	**19,709**	19,810	21,204
Remittance processing	**19,515**	23,666	26,016
Check clearing fees	**10,052**	11,839	13,180
Other	**89,698**	68,286	60,765
Total	**$187,139**	$146,299	$141,310
All other expense:			
Advertising and public relations	**$ 39,961**	$ 43,955	$ 35,982
Legal and professional fees	**37,730**	60,001	37,340
Travel and entertainment	**30,794**	37,432	22,501
Computer software	**28,906**	28,828	26,140
Contract employment	**23,714**	33,790	28,987
Supplies	**17,591**	18,783	15,145
Fed service fees	**8,838**	9,195	9,597
Foreclosed real estate	**5,834**	13,137	21,479
Deposit insurance premium	**3,024**	2,703	2,393
Charitable contributions	**1,497**	13,370	48,337
Distributions on guaranteed preferred securities	**-**	8,070	8,070
Distributions on preferred stock of subsidiary	**-**	2,282	4,564
Other	**102,753**	121,498	69,171
Total	**$300,642**	$393,044	$329,706

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 15 ❑ Components of Other Comprehensive (Loss)/Income

Following is detail of "Accumulated other comprehensive (loss)/income" as presented in the Consolidated Statements of Condition:

(Dollars in thousands)	Before-Tax Amount	Tax (Expense)/ Benefit	Accumulated Other Comprehensive (Loss)/Income
December 31, 2001			$ 23,278
Other comprehensive income:			
Unrealized market adjustments on cash flow hedge	$ (224)	$ 87	(137)
Minimum pension liability	(2,196)	807	(1,389)
Unrealized market adjustments on securities available for sale	(1,613)	739	(874)
Adjustment for net losses included in net income	9,180	(3,571)	5,609
December 31, 2002	$ 5,147	$ (1,938)	26,487
Other comprehensive income:			
Unrealized market adjustments on cash flow hedge	$ 224	$ (87)	137
Minimum pension liability	(1,786)	657	(1,129)
Unrealized market adjustments on securities available for sale	(37,988)	14,637	(23,351)
Adjustment for net gains included in net income	(2,378)	916	(1,462)
December 31, 2003	$ (41,928)	$16,123	682
Other comprehensive income:			
Minimum pension liability	$ (505)	$ 186	(319)
Unrealized market adjustments on securities available for sale	3,961	(1,533)	2,428
Adjustment for net gains included in net income	(20,748)	8,029	(12,719)
December 31, 2004	**$(17,292)**	**$ 6,682**	**$ (9,928)**

Note 16 ❑ Income Taxes

The components of income tax expense/(benefit) are as follows:

(Dollars in thousands)	**2004**	2003	2002
Current:			
Federal	**$169,158**	$ 134,793	$119,258
State	**1,771**	(2,820)	20,102
Deferred:			
Federal	**29,855**	80,779	44,191
State	**11,617**	32,937	(1,943)
Total	**$212,401**	$ 245,689	$181,608

The effective tax rates for 2004, 2003 and 2002 were 31.85 percent, 34.17 percent and 32.54 percent, respectively. Income tax expense was different than the amounts computed by applying the statutory federal income tax rate to income before income taxes because of the following:

(Dollars in thousands)	**2004**	2003	2002
Federal income tax rate	**35%**	35%	35%
Tax computed at statutory rate	**$233,383**	$ 251,649	$195,321
Increase/(decrease) resulting from:			
State income taxes	**8,702**	19,582	11,936
Tax credits	**(17,201)**	(14,703)	(9,219)
Other	**(12,483)**	(10,839)	(16,430)
Total	**$212,401**	$ 245,689	$181,608

A deferred tax asset or liability is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. Temporary differences which gave rise to deferred tax (assets)/liabilities on December 31, 2004 and 2003, were as follows:

(Dollars in thousands)	**2004**	2003
Deferred tax assets:		
Loss reserves	**$ (67,307)**	$ (68,952)
Employee benefits	**(47,556)**	(42,929)
Accrued expenses	**(8,326)**	(13,404)
Other	**(19,109)**	(19,775)
Gross deferred tax assets	**(142,298)**	(145,060)
Deferred tax liabilities:		
Capitalized mortgage servicing rights	**348,258**	355,167
Asset securitizations	**24,943**	-
Depreciation and amortization	**33,803**	23,460
Federal Home Loan Bank stock	**12,265**	10,867
Deferred fees and expenses	**39,754**	36,763
Other intangible assets	**16,200**	14,299
Other	**17,063**	14,353
Gross deferred tax liabilities	**492,286**	454,909
Net deferred tax liabilities	**$349,988**	$ 309,849

The deferred tax assets above are net of an insignificant valuation allowance due to capital losses. Other than these capital losses, no valuation allowance related to deferred tax assets has been recorded on December 31, 2004 and 2003, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized.

Note 17 ❑ Earnings per Share

The following table shows a reconciliation of earnings per common share to diluted earnings per common share.

(Dollars in thousands, except per share data)	**2004**	2003	2002
Net income	**$ 454,408**	$ 473,309	$ 376,451
Earnings per common share:			
Weighted average common shares outstanding	**123,641,035**	125,686,999	125,682,766
Shares attributable to deferred compensation	**1,089,536**	1,078,424	1,031,647
Total weighted average shares	**124,730,571**	126,765,423	126,714,413
Earnings per common share	**$ 3.64**	$ 3.73	$ 2.97
Diluted earnings per common share:			
Weighted average shares outstanding	**124,730,571**	126,765,423	126,714,413
Dilutive effect due to stock options	**3,705,771**	4,110,618	3,506,756
Total weighted average shares, as adjusted	**128,436,342**	130,876,041	130,221,169
Diluted earnings per common share	**$ 3.54**	$ 3.62	$ 2.89

Outstanding stock options of 2,807,746, 1,257,236 and 2,265,352 with weighted average exercise prices of $45.70, $40.73 and $38.09 per share for the years ended December 31, 2004, 2003 and 2002, respectively, were not included in the computation of diluted earnings per share because such shares would have had an antidilutive effect on earnings per share.

Note 18 ❑ Restrictions, Contingencies, Commitments and Other Disclosures

Restrictions on cash and due from banks. The commercial banking subsidiaries of FHN are required to maintain average reserve and clearing balances with the Federal Reserve Bank under the Federal Reserve Act and Regulation D. The balances required on December 31, 2004 and 2003, were $225.2 million and $221.0 million, respectively. These reserves are included in "Cash and due from banks" on the Consolidated Statements of Condition.

Restrictions on dividends. Dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans or advances. As of December 31, 2004, FTBNA had undivided profits of $1,930.7 million of which $807.6 million was available for distribution to FHN as dividends without prior regulatory approval.

Restrictions on intercompany transactions. Under Federal banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the bank's capital stock and surplus, as defined, or $303.2 million on December 31, 2004. The parent company had covered transactions of $49.3 million from FTBNA on December 31, 2004. In addition the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank's capital stock and surplus, or $606.3 million on December 31, 2004. FTBNA's total covered transactions with all affiliates on December 31, 2004 were $191.3 million. Certain loan agreements also define other restricted transactions related to additional borrowings.

Contingencies. Contingent liabilities arise in the ordinary course of business, including those related to litigation. Various claims and lawsuits are pending against FHN and its subsidiaries. Although FHN cannot predict the outcome of these lawsuits, after consulting with counsel, management has been able to form an opinion on the effect all of these lawsuits, except the matter mentioned in the paragraph below, will have on the consolidated financial statements. It is management's opinion that when resolved, these lawsuits will not have a material adverse effect on the consolidated financial statements of FHN.

In November 2000, a complaint was filed in Missouri state court against FHN's subsidiary, First Horizon Home Loans. The case concerns the charging of certain loan origination fees, permitted by Kansas law but allegedly restricted or not permitted by Missouri law, when First Horizon Home Loans or its predecessor, McGuire Mortgage Company, made certain second mortgage loans in Kansas which were secured by Missouri property. Among other relief, plaintiffs seek fees, loan interest, punitive damages, statutory penalties, and loan rescission. In response to pre-trial motions, the court has ruled that Missouri law governs the loan transactions and has certified a statewide class action; plaintiffs contend the class involves approximately 4,600 loans, but the exact size is in dispute. Discovery is ongoing and additional pre-trial motions are pending. Trial is currently scheduled for June 2005. FHN believes that it has meritorious defenses and intends to continue to protect its rights and defend this lawsuit vigorously, through trial and appeal, if necessary.

Loan Commitments. FHN enters into fixed and variable loan commitments with customers. When these commitments have contract rate adjustments that lag changes in market rates, the financial instruments have characteristics similar to option contracts. FHN follows the same credit policies and underwriting practices in making commitments as it does for on-balance sheet instruments. Each counterparty's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counterparty.

Commitments to extend credit are contractual obligations to lend to a customer as long as all established contractual conditions are met. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The majority of FHN's loan commitments have maturities less than one year and reflect the prevailing market rates at the time of the commitment. Since commitments may expire without being fully drawn upon, the total contract amount does not necessarily represent future cash requirements.

Note 18 ❑ Restrictions, Contingencies, Commitments and Other Disclosures (continued)

Other commitments include standby and commercial letters of credit and other credit enhancements. Standby and commercial letters of credit and other credit enhancements are conditional commitments issued by FHN to guarantee the performance and/or payment of a customer to a third party in connection with specified transactions. The credit risk involved in issuing these commitments is essentially the same as that involved in extending loan facilities to customers, as performance under any of these facilities would result in a loan being funded to the customer.

The following is a summary of the maximum credit exposure of each class of lending related off-balance sheet financial instruments outstanding on December 31:

(Dollars in millions)	**2004**	2003
Commitments to extend credit:		
Consumer credit card lines	**$ 2,002.3**	$ 1,668.9
Consumer home equity	**5,868.7**	4,119.9
Commercial real estate and construction and land development	**2,489.0**	1,453.4
Commercial and other	**3,262.3**	2,839.2
Total loan commitments	**13,622.3**	10,081.4
Other commitments:		
Standby letters of credit	**618.8**	522.4
Other	**84.4**	48.1
Total loan and other commitments	**$14,325.5**	$10,651.9

Other disclosures – Company Owned Life Insurance. FHN has purchased life insurance on certain of its employees and is the beneficiary on these policies. On December 31, 2004, the cash surrender value of these policies, which is included in "Capital markets receivables and other assets" on the Consolidated Statements of Condition, was $378.7 million. There are no restrictions on the proceeds from these benefits, and FHN has not borrowed against the cash surrender value of these policies.

Other disclosures – Indemnification agreements and guarantees. In the ordinary course of business, FHN enters into indemnification agreements for legal proceedings against its directors and officers and standard representation warranties for underwriting agreements, merger and acquisition agreements, sold loans and other similar types of arrangements. It is not possible to estimate a maximum potential amount of payouts that could be required with such agreements.

First Horizon Home Loans services a first-lien mortgage loan portfolio of approximately $86.6 billion as of December 31, 2004, a significant portion of which is held by Government Sponsored Enterprises (GSE) or private security holders. In connection with its servicing activities, First Horizon Home Loans guarantees the receipt of the scheduled principal and interest payments on the underlying loans. In the event of customer non-performance on the loan, First Horizon Home Loans is obligated to make the payment to the security holder. Under the terms of the servicing agreements, First Horizon Home Loans can utilize payments received from other prepaid loans in order to make the security holder whole. In the event payments are ultimately made by First Horizon Home Loans to satisfy this obligation, for loans sold with no recourse, all funds are recoverable from the GSE at foreclosure sale. See Note 24 – Securitizations for additional information on loans sold with recourse.

First Horizon Home Loans is also subject to losses in its loan servicing portfolio due to loan foreclosures and other recourse obligations. Certain agencies have the authority to limit their repayment guarantees on foreclosed loans resulting in certain foreclosure costs being borne by servicers. In addition, First Horizon Home Loans has exposure on all loans sold with recourse. First Horizon Home Loans has various claims for reimbursement, repurchase obligations, and/or indemnification requests outstanding with government agencies or private investors. First Horizon Home Loans has evaluated all of its exposure under recourse obligations based on factors, which include loan delinquency status, foreclosure expectancy rates and claims outstanding. Accordingly, First

Note 18 ❑ Restrictions, Contingencies, Commitments and Other Disclosures (continued)

Horizon Home Loans had an allowance for losses on the mortgage servicing portfolio of approximately $18.5 million and $22.3 million as of December 31, 2004 and 2003, respectively. First Horizon Home Loans has sold certain mortgage loans with an agreement to repurchase the loans upon default. As of December 31, 2004 and 2003, First Horizon Home Loans had single-family residential loans with outstanding balances of $150.8 million and $199.3 million, respectively that were sold on a recourse basis. For the single-family residential loans, in the event of borrower nonperformance, First Horizon Home Loans would assume losses to the extent they exceed the value of the collateral and private mortgage insurance, FHA insurance or VA guarantees. As of December 31, 2004 and 2003, the outstanding principal balance of loans sold with limited recourse and serviced by First Horizon Home Loans was $3.4 billion and $3.7 billion, respectively.

In 2004, FTBNA securitized and sold home equity lines of credit and second-lien mortgages which are held by private security holders, and on December 31, 2004, the outstanding principal balance of loans was $1.3 billion and $.2 billion, respectively. In connection with its servicing activities, FTBNA does not guarantee the receipt of the scheduled principal and interest payments on the underlying loans but does have a residual interest of $55.0 million on December 31, 2004, which is available to make the security holder whole in the event of credit losses. FTBNA has projected expected credit losses in the valuation of the residual interest.

Note 19 ❑ Shareholder Protection Rights Agreement

On October 20, 1998, FHN adopted a Shareholder Protection Rights Agreement (the "Agreement") and declared a dividend of one right on each outstanding share of common stock held on November 2, 1998, or issued thereafter and prior to the time the rights separate and thereafter pursuant to options and convertible securities outstanding at the time the rights separate.

The Agreement provides that until the earlier of the tenth business day (subject to certain adjustments by the board of directors) after a person or group commences a tender or exchange offer that will, subject to certain exceptions, result in such person or group owning 10 percent or more of FHN's common stock, or the tenth business day (subject to certain adjustments by the board) after the public announcement by FHN that a person or group owns 10 percent or more of FHN's common stock, the rights will be evidenced by the common stock certificates, will automatically trade with the common stock, and will not be exercisable. Thereafter, separate rights certificates will be distributed, and each right will entitle its holder to purchase one one-hundredth of a share of participating preferred stock having economic and voting terms similar to those of one share of common stock for an exercise price of $150.

If any person or group acquires 10 percent or more of FHN's common stock, then each right (other than rights beneficially owned by holders of 10 percent or more of the common stock or affiliates, associates or transferees thereof, which rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of FHN common stock or participating preferred stock having a market value of twice the exercise price. Also, if there is a 10 percent shareholder and FHN is involved in certain significant transactions, each right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the other party having a market value of twice the exercise price. If any person or group acquires 10 percent or more (but not more than 50 percent) of FHN's common stock, FHN's board of directors may, at its option, exchange one share of FHN common stock or one one-hundredth of a share of participating preferred stock for each right (other than rights which have become void). The board of directors may amend the Agreement in any respect prior to the tenth business day after announcement by FHN that a person or group has acquired 10 percent or more of FHN's common stock. The rights will expire on the earliest of the following times: the time of the exchange described in the second preceding sentence; December 31, 2009; or the date the rights are redeemed as described in the following sentence. The rights may be redeemed by the board of directors for $0.001 per right until 10 business days after FHN announces that any person or group owns 10 percent or more of FHN's common stock.

Note 20 ❑ Savings, Pension and Other Employee Benefits

Savings plan. Substantially all employees of FHN are covered by a contributory savings plan in conjunction with a flexible benefits plan. During the year, FHN makes contributions to each employee's flexible benefits plan account. These contributions are based on length of service and a percentage of the employee's salary. The employees have the option to direct a portion or all of the contribution into their savings plan accounts. Employees may also make pre-tax and after-tax personal contributions to the savings plan. FHN matches the majority of employee pre-tax contributions invested in FHN's common stock fund (or for employees of First Horizon Home Loans, contributions made to any savings plan fund) at a rate of $.50 for each $1.00 invested up to 6 percent of the employee's qualifying salary. Contributions made by FHN to the flexible benefits plan were $26.8 million for 2004, $24.4 million for 2003 and $20.4 million for 2002. A feature of the savings plan allows employees to choose to invest their savings in one or more of ten various component funds, including a nonleveraged employee stock ownership plan (ESOP). Compensation cost related to the ESOP is measured as the amount allocated from matching contributions and discretionary contributions contributed to the ESOP and is included in the contributions amount above. Dividends on shares held by the ESOP are charged to retained earnings and shares held by the ESOP are treated as outstanding in computing earnings per share. The number of allocated shares held by the ESOP totaled 8,200,173 on December 31, 2004.

Pension plan. FHN provides pension benefits to employees retiring under the provisions of a noncontributory, defined benefit pension plan. Pension benefits are based on years of service, average compensation near retirement and estimated social security benefits at age 65. The annual funding is based on an actuarially determined amount using the entry age cost method. FHN also maintains a nonqualified supplemental executive retirement plan. All benefits provided under this plan are unfunded and payments to plan participants are made by FHN.

Other employee benefits. FHN provides postretirement medical insurance to full-time employees retiring under the provisions of the FTNC Pension Plan. The postretirement medical plan is contributory with retiree contributions adjusted annually. The plan is based on criteria that are a combination of the employee's age and years of service and utilizes a two-step approach. For any employee retiring on or after January 1, 1995, FHN will contribute a fixed amount based on years of service and age at time of retirement. FHN's postretirement benefits include prescription drug benefits. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB approved issuance of FSP FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003". FSP FAS 106-2 requires a plan sponsor to determine if benefits offered through a postretirement health care plan are actuarially equivalent to Medicare Part D. If benefits are determined to be actuarially equivalent, the resulting effect on the plan's obligations should be reflected as an actuarial gain in determining the plan's accumulated postretirement benefit obligation. FHN adopted the provisions of FSP FAS 106-2 effective July 1, 2004. The impact of adopting FSP FAS 106-2 was immaterial to FHN.

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

Actuarial assumptions. The actuarial assumptions used in the defined benefit pension plan and the other employee benefit plan were as follows:

	Pension Benefits			Postretirement Benefits		
	2004	2003	2002	**2004**	2003	2002
Weighted-average assumptions used to determine benefit obligations as of September 30 measurement date						
Discount rate	**6.47%**	6.25%	6.75%	**6.07%**	6.25%	6.75%
Rate of compensation increase	**4.00**	4.00	4.00	**N/A**	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for the fiscal year						
Discount rate	**6.25%**	6.75%	7.25%	**6.25%**	6.75%	7.25%
Expected return on plan assets	**8.75**	8.75	10.00	**8.75**	8.75	10.00
Expected return on plan assets dedicated to employees who retired prior to January 1, 1993	**N/A**	N/A	N/A	**5.75**	5.75	6.50
Rate of compensation increase	**4.00**	4.00	4.00	**N/A**	N/A	N/A

To develop the expected long-term rate of return on assets assumption, FHN considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. Since FHN's investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes were adjusted to reflect the expected additional returns. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of an 8.70 percent assumption for 2005 and 8.75 percent for 2004.

The discount rates for 2004 of 6.47 percent for pension and 6.07 percent for postretirement benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rate is selected based on data specific to FHN's plans and employee population. For prior years, the discount rate was determined by monitoring Moody's AA corporate rates as of the measurement date to establish an annual discount rate. These rates were not based on FHN's specific participant data but were intended to be reflective of the interest rate at which pension liabilities could be settled. The rates as reflected by Moody's AA corporate rates were rounded to the nearest .25 percent.

The assumed health care cost trend rates used in the defined benefit pension plan and the other employee benefit plan were as follows:

	2004		2003	
Assumed Health Care Cost Trend Rates on September 30	**Participants under age 65**	**Participants 65 years and older**	Participants under age 65	Participants 65 years and older
Health care cost trend rate assumed for next year	**9.0%**	**11.0%**	9.5%	11.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**6.0**	**8.0**	6.0	8.0
Year that the rate reaches the ultimate trend rate	**2010**	**2010**	2010	2010

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1% Increase	1% Decrease
Adjusted total service and interest cost components	$ 2,745	$ 2,573
Adjusted postretirement benefit obligation at end of plan year	30,982	28,460

The components of net periodic benefit cost for the plan years 2004, 2003 and 2002 were as follows:

	Pension Benefits			Postretirement Benefits		
(Dollars in thousands)	**2004**	2003	2002	**2004**	2003	2002
Components of net periodic benefit cost						
Service cost	**$14,359**	$12,832	$10,418	**$ 723**	$ 732	$ 949
Interest cost	**19,335**	17,950	16,210	**1,932**	1,750	1,941
Expected return on plan assets	**(30,940)**	(26,645)	(29,387)	**(1,626)**	(1,376)	(1,726)
Amortization of prior service cost	**684**	736	738	**(176)**	(176)	(176)
Recognized losses	**3,711**	637	184	**-**	-	-
Amortization of transition obligation/(asset)	**-**	(20)	(460)	**989**	989	989
Net periodic cost/(benefit)	**$ 7,149**	$ 5,490	$ (2,297)	**$1,842**	$1,919	$1,977

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

The following table sets forth the plans' funded status reconciled to the amounts shown in the Consolidated Statements of Condition:

	Pension Benefits		Postretirement Benefits	
(Dollars in thousands)	**2004**	2003	**2004**	2003
Change in benefit obligation				
Benefit obligation at beginning of plan year	**$312,357**	$270,143	**$ 31,869**	$ 26,947
Service cost	**14,359**	12,832	**723**	732
Interest cost	**19,335**	17,950	**1,932**	1,750
Actuarial (gain)/loss	**(1,174)**	19,502	**(3,257)**	4,276
Benefits paid	**(11,469)**	(8,070)	**(1,599)**	(1,836)
Benefit obligation at end of plan year	**$333,408**	$312,357	**$ 29,668**	$ 31,869
Change in plan assets				
Fair value of plan assets at beginning of plan year	**$288,059**	$246,442	**$ 20,803**	$ 17,371
Actual return on plan assets	**14,434**	49,490	**1,741**	4,273
Employer contribution	**57,041**	197	**615**	995
Benefits paid	**(11,469)**	(8,070)	**(1,599)**	(1,836)
Fair value of plan assets at end of plan year	**$348,065**	$288,059	**$ 21,560**	$ 20,803
Net funded status on September 30	**$ 14,657**	$ (24,298)	**$ (8,108)**	$ (11,066)
Unrecognized net actuarial loss	**109,765**	98,144	**(925)**	2,447
Unrecognized net transitional obligation	**-**	-	**7,906**	8,895
Unrecognized prior service cost/(benefit)	**5,760**	6,444	**(1,596)**	(1,772)
Prepaid benefit cost on September 30	**130,182**	80,290	**(2,723)**	(1,496)
Contributions paid from October 1 to December 31	**145**	28,835	**-**	-
Prepaid benefit cost on December 31	**$130,327**	$109,125	**$ (2,723)**	$ (1,496)
Amounts recognized in the Consolidated Statements of Condition consist of the following:				
Prepaid benefit cost	**$130,327**	$109,125		
Accrued benefit liability	**(5,393)**	(5,017)		
Intangible asset	**906**	1,035		
Accumulated other comprehensive income	**4,487**	3,982		
Net amount recognized	**$130,327**	$109,125		

The accumulated benefit obligation for the pension plan was $284.7 million and $266.1 million on September 30, 2004 and 2003, respectively. FHN expects to contribute the maximum tax deductible contribution to the pension plan, which is estimated to be approximately $15 million to $17 million, and expects to make no contribution to the other employee benefit plan in 2005. On September 30, 2004, the qualified pension plan had $136.9 million in prepaid benefit cost, while the supplemental executive retirement plan had $(6.7) million in benefit cost. The accrued benefit liability, intangible asset and accumulated other comprehensive income is attributable to the unfunded supplemental executive retirement plan.

Note 20 ☐ Savings, Pension and Other Employee Benefits (continued)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Postretirement Benefits
2005	$ 10,396	$ 1,566
2006	11,574	1,703
2007	12,947	1,833
2008	14,447	1,957
2009	16,061	2,074
Years 2010 - 2014	110,221	11,980

The following provides the amount included within other comprehensive income for the period arising from a change in the minimum pension liability:

	Pension Benefits	
(Dollars in thousands)	**2004**	2003
Increase in minimum pension liability included in other comprehensive income	**$ 505**	$ 1,786

The following table sets forth FHN's pension plan asset allocation on September 30, 2004 and 2003:

	Targeted Range		Percentage of Plan Assets on September 30			
			2004		2003	
Equity securities	70%		**68.1%**		57.4%	
Large capital equity		35%		**39.0%**		45.7%
Small capital equity		20		**19.2**		11.7
International equity		15		**9.9**		-
Other	30		**31.9**		42.6	
Fixed income				**31.3**		41.7
Money market				**.6**		.9
Total				**100.0%**		100.0%

The primary investment objective is to ensure, over the long-term life of the pension plan, an adequate pool of sufficiently liquid assets to support the benefit obligations to participants, retirees and beneficiaries. In meeting this objective, the pension plan seeks to achieve a high level of investment return consistent with a prudent level of portfolio risk. Investment objectives are long-term in nature covering typical market cycles of three to five years. Any shortfall of investment performance compared to investment objectives should be explainable in terms of general economic and capital market conditions. In addition, the investment objective will be implemented through traditional long-term stock and bond strategies. It is not contemplated at this time that any derivative instruments will be used to achieve investment objectives.

During 2004 FHN reviewed its pension portfolio investment strategy and decided to increase its equity exposure to 70 percent of total plan assets in 2005. The expected return on plan assets assumption for 2005 will be 8.70 percent.

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

Risk Management Practices: The asset allocation policy and the associated risk budget has been developed based on an evaluation of the organization's ability and willingness to assume investment risk in light of the Retirement Investment Committee's financial and benefits-related goals and objectives.

Frequency of Rebalancing: The Retirement Investment Committee will rebalance the portfolio assets as necessary to maintain liquidity for benefit payments and/or stay within the established target asset allocation ranges. At a minimum rebalancing will take place on an annual basis.

The following table sets forth FHN's other benefit plan asset allocation on September 30, 2004 and 2003:

	Percentage of Plan Assets on September 30			
	2004		2003	
Equity securities	**55.5%**		54.0%	
Large capital equity		**44.3%**		43.3%
Small capital equity		**11.2**		10.7
Other	**44.5**		46.0	
Fixed income		**43.5**		44.7
Money market		**1.0**		1.3
Total		**100.0%**		100.0%

The primary investment objective is to ensure, over the long-term life of the retiree medical obligation, an adequate pool of sufficiently liquid assets to partially support the obligations to retirees and beneficiaries. The allocation utilizing a tactical blend of individual securities and registered funds across the broad asset classes is designed to capture a reasonable balance of risk and return based on historical averages and parameters of Trust policy. In meeting this objective, the retiree medical plan seeks to achieve a high level of investment return consistent with a prudent level of portfolio risk. Investment objectives are long-term in nature (longer than 10 years). It is not contemplated at this time that any derivative instruments will be used to achieve investment objectives.

Tactical allocation within the broad strategic objective of 55/45 equity to fixed blend is contemplated periodically with an attention to the likelihood of improving the return potential coupled with a reduction of the risk level.

The following table sets forth the amounts and types of mutual funds managed by FTBNA that are included in plan assets:

	Pension Benefits		Postretirement Benefits	
(Dollars in thousands)	**2004**	2003	**2004**	2003
First Funds Capital Appreciation Portfolio Class I	**$ 66,781**	$ 33,795	**$2,423**	$2,220
First Funds Core Equity Portfolio Class I	**106,722**	103,504	**7,106**	6,463
First Funds Bond Portfolio Class I	**108,624**	119,615	**7,049**	6,833

FHN provides benefits to former and inactive employees after employment but before retirement. The obligation recognized was $2.0 million in 2004, $3.6 million in 2003 and $1.4 million in 2002.

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

Medical and group life insurance expenses incurred for active employees are shown in the following table:

(Dollars in thousands)	**2004**	2003	2002
Medical plan expense based on claims incurred	**$27,312**	$23,919	$26,157
Participants	**9,130**	8,576	7,273
Group life insurance expense based on benefits incurred	**$ 2,992**	$ 2,171	$ 1,649
Participants	**12,709**	11,653	10,679

Note 21 ☐ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans

Stock option plans. FHN issues non-qualified stock options under various plans to employees, non-employee directors, and bank advisory board members. The plans provide for the issuance of FHN common stock at a price equal to its fair market value at the date of grant; however, the exercise price may be less than the fair market value if the grantee has agreed to receive the options in lieu of compensation. The foregone compensation plus the exercise price equals the fair market value of the stock on the date of grant. All options vest within 3 to 5 years and expire 7 years or 10 years from the date of grant, except for those options that were previously part of compensation deferral, which vest immediately or after 6 months and expire 20 years from the date of grant. After January 2, 2004, stock options granted that are part of the compensation deferral vest immediately or after 6 months and expire 10 years from the date of grant. There were 3,336,677 shares available for option plan grants on December 31, 2004.

As a result of plan amendments adopted by the board of directors during 1997, employees may defer the receipt of shares upon the exercise of stock options. The summary of stock option activity is shown below:

	Options Outstanding	Weighted Average Exercise Price
January 1, 2002	21,111,090	$25.00
Options granted	4,908,512	33.12
Options exercised*	(3,218,704)	20.55
Options canceled	(502,155)	32.36
December 31, 2002	22,298,743	27.26
Options exercisable	15,916,332	24.96
January 1, 2003	22,298,743	$27.26
Options granted	3,931,673	36.80
Options exercised*	(4,688,153)	24.49
Options canceled	(419,602)	34.56
December 31, 2003	21,122,661	29.51
Options exercisable	15,290,028	27.08
January 1, 2004	21,122,661	$29.51
Options granted	2,961,967	42.67
Options exercised*	(2,829,981)	25.24
Options canceled	(822,413)	37.85
December 31, 2004	**20,432,234**	**31.68**
Options exercisable	13,690,108	27.82

* Stock options exercised for 2004, 2003 and 2002 respectively, included 83,998, 178,747 and 332,305 options converted to stock equivalents as part of the deferred compensation program.

The following table summarizes information about stock options outstanding on December 31, 2004:

Exercise Price Range	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price- Options Outstanding	Options Exercisable	Weighted Average Exercise Price- Options Exercisable
$ 4.00 - $20.00	3,270,352	9.24	$ 16.05	3,266,602	$16.04
$20.01 - $30.00	4,272,235	11.87	25.07	4,112,133	25.15
$30.01 - $40.00	8,834,866	6.88	34.98	4,581,528	33.17
$40.01 - $50.00	4,054,781	7.07	44.20	1,729,845	42.23

Note 21 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans (continued)

FHN accounts for these plans under APB Opinion No. 25 pursuant to which recognized compensation costs are negligible. Total additional compensation cost that would have been recognized in income under SFAS No. 123 for all stock-based compensation awards was $13.9 million for 2004, $32.9 million for 2003 and $23.8 million for 2002. See Note 1 - Summary of Significant Accounting Policies for pro forma information.

FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 2004, 2003 and 2002, with the following assumptions:

	2004	2003	2002
Expected dividend yield	**3.51%**	3.00%	2.81%
Expected option lives of options issued at market	**4.93 years**	5.42 years	4.44 years
Expected option lives of options issued below market*	**4.54 years**	4.68 years	4.54 years
Expected volatility	**26.57%**	30.63%	30.30%
Risk-free interest rates	**3.04%**	4.24%	4.10%

* Options are issued with an exercise price less than the fair market value on the date of grant if the grantee has agreed to receive the options in lieu of compensation. The foregone compensation plus the exercise price equals the fair market value on the date of grant.

	Number Issued	Weighted Average Fair Value per Option at Grant Date
2004:		
Options issued at market on the date of grant	**2,608,368**	**$ 8.61**
Options issued below market on the date of grant*	**353,599**	**22.42**
2003:		
Options issued at market on the date of grant	3,258,924	$ 8.52
Options issued below market on the date of grant*	672,749	20.19
2002:		
Options issued at market on the date of grant	3,703,159	$ 8.28
Options issued below market on the date of grant*	1,205,353	13.47

* Options are issued with an exercise price less than the fair market value on the date of grant if the grantee has agreed to receive the options in lieu of compensation. The foregone compensation plus the exercise price equals the fair market value on the date of grant.

Restricted stock incentive plans. FHN has authorized the issuance of its common stock for awards to executive employees who have a significant impact on the profitability of FHN under restricted stock incentive plans. Additionally, one of the plans allows stock awards to be granted to non-employee directors upon approval by the board of directors. It has been the recent practice of the board to grant 8,000 shares of restricted stock to each new non-employee director upon election to the board, with restrictions lapsing at a rate of ten percent per year. In 2004, FHN granted 22,844 restricted shares under the plans. In 2003, 200,444 restricted shares were granted and 175,559 shares were granted in 2002. Compensation expense related to these plans was $1.8 million, $5.1 million and $2.5 million for the years 2004, 2003 and 2002, respectively.

The board of directors approved amendments to the restricted stock plan during 1998 permitting deferral by participants of the receipt of restricted stock prior to the lapse of restrictions.

Dividend reinvestment plan. The Dividend Reinvestment and Stock Purchase Plan (the Plan), as amended in October 2002, authorizes the sale of FHN's common stock from shares acquired on the open market to shareholders who choose to invest all or a portion of their cash dividends and make optional cash payments of $25 to $10,000 per quarter without paying commissions. Prior to the 2002 amendment, the Plan authorized the sale of FHN's common stock from authorized, but unissued common stock or from shares acquired on the open market. In 2002, shares for this plan were purchased on the open market. The price of shares purchased on the open market is the average price paid.

Note 22 ❑ Business Segment Information

FHN has adapted its segments to reflect the common activities and operations of aggregated business segments across the various delivery channels. Prior periods have been restated for comparability. The new segments are Retail/Commercial Banking, Mortgage Banking, Capital Markets and Corporate. The Retail/Commercial Banking segment offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers. Additionally, Retail/Commercial Banking provides investments, insurance, financial planning, trust services and asset management, credit card, cash management, merchant services, check clearing, and correspondent services. Retail/Commercial Banking now includes Equity Lending and second-lien mortgage and construction loans originated by First Horizon Home Loans which were previously in the mortgage segment and correspondent banking which was previously in Capital Markets. The Mortgage Banking segment consists of core mortgage banking elements including originations and servicing and the associated ancillary revenues related to these businesses. The Capital Markets segment consists of traditional capital markets trading activities, equity research and investment banking. The Corporate segment consists of unallocated corporate expenses, expense on certain subordinated debt issuances and certain preferred stock, bank owned life insurance, unallocated interest income associated with excess capital, funds management and venture capital.

Total revenue, expense and asset levels reflect those which are specifically identifiable or which are allocated based on an internal allocation method. Because the allocations are based on internally developed assignments and allocations, they are to an extent subjective. This assignment and allocation has been consistently applied for all periods presented. The following table reflects the amounts of consolidated revenue, expense, tax, and assets for each segment for the three years ended December 31:

(Dollars in thousands)		**2004**	2003	2002
Consolidated	Net interest income	**$ 856,311**	$ 805,784	$ 755,614
	Provision	**48,348**	86,698	92,184
	Noninterest income	**1,363,186**	1,667,584	1,311,935
	Noninterest expense	**1,504,340**	1,667,672	1,417,306
	Pre-tax income	**666,809**	718,998	558,059
	Income taxes	**212,401**	245,689	181,608
	Net income	**$ 454,408**	$ 473,309	$ 376,451
	Average assets	**$27,305,833**	$ 25,133,612	$20,704,008
	Depreciation, amortization and MSR impairment	**$ 324,585**	$ 425,231	$ 353,672
	Expenditures for long-lived assets	**78,763**	149,600	56,794
Retail/Commercial Banking	Net interest income	**$ 699,181**	$ 596,831	$ 551,292
	Provision	**48,401**	85,130	89,530
	Noninterest income	**483,255**	442,889	403,233
	Noninterest expense	**721,260**	709,134	651,347
	Pre-tax income	**412,775**	245,456	213,648
	Income taxes	**123,433**	74,590	55,122
	Net income	**$ 289,342**	$ 170,866	$ 158,526
	Average assets	**$17,498,468**	$ 14,129,036	$12,182,293
	Depreciation, amortization and MSR impairment	**$ 93,527**	$ 82,206	$ 59,367
	Expenditures for long-lived assets	**45,660**	59,290	19,069

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 22 ❑ Business Segment Information (continued)

(Dollars in thousands)		**2004**	2003	2002
Mortgage Banking	Net interest income	**$ 153,368**	$ 190,604	$ 133,652
	Provision	**(53)**	1,568	2,654
	Noninterest income	**464,975**	664,248	456,186
	Noninterest expense	**438,366**	466,244	344,815
	Pre-tax income	**180,030**	387,040	242,369
	Income taxes	**65,598**	143,741	92,086
	Net income	**$ 114,432**	$ 243,299	$ 150,283
	Average assets	**$5,295,501**	$ 6,441,890	$4,859,846
	Depreciation and amortization	**$ 220,055**	$ 317,946	$ 289,199
	Expenditures for long-lived assets	**25,148**	79,120	22,148
Capital Markets	Net interest income	**$ 399**	$ 5,621	$ 7,757
	Noninterest income	**383,690**	545,787	452,487
	Noninterest expense	**300,918**	396,802	326,863
	Pre-tax income	**83,171**	154,606	133,381
	Income taxes	**30,897**	57,795	50,594
	Net income	**$ 52,274**	$ 96,811	$ 82,787
	Average assets	**$1,675,445**	$ 1,990,594	$1,353,211
	Depreciation and amortization	**$ 8,120**	$ 4,444	$ 2,860
	Expenditures for long-lived assets	**3,922**	7,562	5,573
Corporate	Net interest income	**$ 3,363**	$ 12,728	$ 62,913
	Noninterest income	**31,266**	14,660	29
	Noninterest expense	**43,796**	95,492	94,281
	Pre-tax income	**(9,167)**	(68,104)	(31,339)
	Income taxes	**(7,527)**	(30,437)	(16,194)
	Net income	**$ (1,640)**	$ (37,667)	$ (15,145)
	Average assets	**$2,836,419**	$ 2,572,092	$2,308,658
	Depreciation and amortization	**$ 2,883**	$ 20,635	$ 2,246
	Expenditures for long-lived assets	**4,033**	3,628	10,004

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 23 ❑ Fair Value of Financial Instruments

Accounting standards require the disclosure of estimated fair values of all asset, liability and off-balance sheet financial instruments. The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. In some cases, book value is a reasonable estimate of fair value due to the relatively short period of time between origination of the instrument and its expected realization. The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as well as off-balance sheet commitments as of December 31, 2004 and 2003:

	On December 31, 2004		On December 31, 2003	
(Dollars in thousands)	Book Value	Fair Value	Book Value	Fair Value
Assets:				
Loans, net of unearned income:				
Floating	**$11,821,969**	**$11,821,652**	$ 9,188,478	$ 9,194,178
Fixed	**4,564,602**	**4,556,283**	4,759,017	4,815,890
Nonaccrual	**41,102**	**41,102**	43,030	43,030
Allowance for loan losses	**(158,159)**	**(158,159)**	(160,333)	(160,333)
Total net loans	**16,269,514**	**16,260,878**	13,830,192	13,892,765
Liquid assets	**1,675,654**	**1,675,654**	1,182,488	1,182,488
Loans held for sale	**5,167,981**	**5,194,866**	2,977,723	2,984,219
Securities available for sale	**2,680,556**	**2,680,556**	2,469,342	2,469,342
Securities held to maturity	**441**	**457**	1,028	1,077
Derivative assets	**134,451**	**134,451**	301,196	301,196
Nonearning assets	**1,007,215**	**1,007,215**	1,443,915	1,443,915
Liabilities:				
Deposits:				
Defined maturity	**$10,277,438**	**$10,311,409**	$ 7,117,213	$ 7,143,619
Undefined maturity	**9,504,729**	**9,504,729**	8,754,109	8,754,109
Total deposits	**19,782,167**	**19,816,138**	15,871,322	15,897,728
Short-term borrowings	**3,752,804**	**3,752,804**	3,307,224	3,307,224
Term borrowings	**2,616,368**	**2,647,367**	1,726,766	1,748,412
Derivative liabilities	**31,268**	**31,268**	38,890	38,890
Other noninterest-bearing liabilities	**444,924**	**444,924**	746,947	746,947
Preferred stock of subsidiary	**458**	**515**	452	512
	Contractual Amount	Fair Value	Contractual Amount	Fair Value
Off-Balance Sheet Commitments:				
Loan commitments	**$13,622,394**	**$11,010**	$10,081,353	$9,018
Other commitments	**703,214**	**8,962**	570,504	6,309

The following describes the assumptions and methodologies used to estimate the fair value for financial instruments:

Floating rate loans. With the exception of floating rate 1-4 family residential mortgage loans, the fair value is approximated by the book value. Floating rate 1-4 family residential mortgage loans reprice annually and will lag movements in market rates; whereas, commercial and consumer loans typically reprice monthly. The fair value for floating rate 1-4 family mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period. Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the floating rate 1-4 family residential mortgage portfolio.

Fixed rate loans. The fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period. Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the fixed rate mortgage and installment loan portfolios.

Nonaccrual loans. The fair value is approximated by the book value.

Allowance for loan losses. The fair value is approximated by the book value. Additionally, the credit exposure known to exist in the loan portfolio is embodied in the allowance for loan losses.

Liquid assets. The fair value is approximated by the book value. For the purpose of this disclosure, liquid assets consist of federal funds sold, securities purchased under agreements to resell, capital markets securities inventory, mortgage banking trading securities, and investment in bank time deposits.

Loans held for sale. Fair value of mortgage loans held for sale is based primarily on quoted market prices. Fair value of home equity lines of credit held for sale is based upon market values as evidenced in prior securitizations. Fair value of other loans held for sale is approximated by their carrying values.

Securities available for sale. Fair values are based primarily on quoted market prices.

Securities held to maturity. Fair values for marketable securities are based primarily on quoted market prices.

Derivative assets. Fair values are based primarily on quoted market prices.

Nonearning assets. The fair value is approximated by the book value. For the purpose of this disclosure, nonearning assets include cash and due from banks, accrued interest receivable and capital markets receivables.

Defined maturity deposits. The fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted by using the current market rates of similar instruments applicable to the remaining maturity. For the purpose of this disclosure, defined maturity deposits include all certificates of deposit and other time deposits.

Undefined maturity deposits. The fair value is approximated by the book value. For the purpose of this disclosure, undefined maturity deposits include demand deposits, checking interest accounts, savings accounts, and money market accounts.

Short-term borrowings. The fair value of federal funds purchased, securities sold under agreements to repurchase, commercial paper, bank notes and other short-term borrowings is approximated by the book value. The fair value for Federal Home Loan Bank borrowings is determined using discounted future cash flows.

Term borrowings. The fair value is approximated by the present value of the contractual cash flows discounted by the investor's yield which considers FHN's and FTBNA's debt ratings.

Derivative liabilities. Fair values are based primarily on quoted market prices.

Note 23 ❑ Fair Value of Financial Instruments (continued)

Other noninterest-bearing liabilities. For the purpose of this disclosure, other noninterest-bearing liabilities include accrued interest payable and capital markets payables. The fair value is approximated by the book value.

Preferred stock of subsidiary. The fair value is approximated by the current trade amount of similar instruments.

Loan Commitments. Fair values are based on fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standing.

Other Commitments. Fair values are based on fees charged to enter into similar agreements.

Note 24 ❑ Securitizations

During 2004 and 2003, FHN securitized $26.4 billion and $46.1 billion, respectively, of single-family residential loans in primarily proprietary and agency securitization transactions, and the resulting securities were sold as senior and subordinate certificates. In 2004 and 2003, FHN recognized net pre-tax gains of $332.4 million and $566.9 million, respectively, from the sale of securitized loans which includes gains recognized on the capitalization of MSR associated with these loans. In 2004 and 2003, FHN capitalized approximately $319.2 million and $536.7 million, respectively, in originated MSR. These MSR, as well as other MSR held by FHN, are discussed further in Note 6 – Mortgage Servicing Rights. In certain cases, FHN continues to service and receive servicing fees related to the securitized loans, and has also retained residual interest certificates or financial assets including excess interest (structured as interest-only strips), principal-only strips, interest-only strips, or subordinated bonds. FHN received annual servicing fees approximating .31 percent in 2004 and .32 percent in 2003 of the outstanding balance of underlying mortgage loans. FHN received annual servicing fees approximating .50 percent in 2004 of the outstanding balance of underlying loans for HELOC securitizations. Additionally, FHN retained rights to future cash flows on the HELOC securitizations arising after investors in the securitization trust have received the return for which they contracted. The investors and the securitization trusts have no recourse to other assets of First Horizon Home Loans or FHN for failure of debtors to pay when due.

The sensitivity of the current fair value of retained interests for MSR to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2004, are as follows:

(Dollars in thousands except for annual cost to service)	MSR 1st Liens	MSR 2nd Liens	MSR HELOC
December 31, 2004			
Fair value of retained interests	$1,038,967	$2,116	$8,638
Weighted average life (in years)	5.7	2.9	2.0
Annual prepayment rate	13.7%	30.0%	45.0%
Impact on fair value of 10% adverse change	$ (47,235)	$ (97)	$ (612)
Impact on fair value of 20% adverse change	(90,650)	(184)	(1,159)
Annual discount rate on residual cash flows	10.1%	14.0%	18.0%
Impact on fair value of 10% adverse change	$ (37,084)	$ (57)	$ (196)
Impact on fair value of 20% adverse change	(71,576)	(111)	(383)
Annual cost to service (per loan)	$45	$50	$50
Impact on fair value of 10% adverse change	$ (11,196)	$ (61)	$ (175)
Impact on fair value of 20% adverse change	(22,392)	(122)	(351)
Annual earnings on escrow	3.4%	2.0%	2.0%
Impact on fair value of 10% adverse change	$ (18,944)	$ (29)	$ (172)
Impact on fair value of 20% adverse change	(37,888)	(59)	(343)

Note 24 ❑ Securitizations (continued)

The sensitivity of the current fair value of retained interests for other residuals to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2004, are as follows:

(Dollars in thousands except for annual cost to service)	Excess Interest IO	Certificated PO	IO	Subordinated Bonds	Residual Interest Certificates 2nd liens	Residual Interest Certificates HELOC
December 31, 2004						
Fair value of retained interests	$199,595	$15,914	$4,690	$5,272	$9,321	$54,959
Weighted average life (in years)	6.0	4.8	3.4	6.0	2.9	2.1
Annual prepayment rate	11.0%	17.6%	25.0%	45.0%	30.0%	45.0%
Impact on fair value of 10% adverse change	$ (8,098)	$ (433)	$ (339)	$ 5	$ (536)	$ (3,819)
Impact on fair value of 20% adverse change	(15,647)	(927)	(915)	15	(1,023)	(7,272)
Annual discount rate on residual cash flows	11.5%	7.7%	13.0%	7.1%	20.0%	18.0%
Impact on fair value of 10% adverse change	$ (7,673)	$ (403)	$ (133)	$ (154)	$ (561)	$ (1,969)
Impact on fair value of 20% adverse change	(14,786)	(785)	(272)	(303)	(1,077)	(3,820)
Annual cost to service	N/A	N/A	N/A	N/A	N/A	N/A
Impact on fair value of 10% adverse change	N/A	N/A	N/A	N/A	N/A	N/A
Impact on fair value of 20% adverse change	N/A	N/A	N/A	N/A	N/A	N/A
Annual earnings on escrow	N/A	N/A	N/A	N/A	N/A	N/A
Impact on fair value of 10% adverse change	N/A	N/A	N/A	N/A	N/A	N/A
Impact on fair value of 20% adverse change	N/A	N/A	N/A	N/A	N/A	N/A

These sensitivities are hypothetical and should not be considered to be predictive of future performance. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot necessarily be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently from any change in another assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Furthermore, the estimated fair values as disclosed should not be considered indicative of future earnings on these assets.

FHN uses assumptions and estimates in determining the fair value allocated to retained interests at the time of initial securitization. The key economic assumptions used to measure the fair value of the MSR at the date of securitization were as follows:

	MSR 1st Liens	MSR 2nd Liens	MSR HELOC
2004			
Weighted average life (in years)	5.0-6.5	2.9	1.7-2.0
Annual prepayment rate	11.3%-16.1%	30.0%	40%-45%
Annual discount rate	10.1%-10.2%	20.0%	18%-20%
Annual cost to service (per loan)	$44-$45	$50	$50
Annual earnings on escrow	2.73%-3.76%	2.0%	2.0%
2003			
Weighted average life (in years)	2.6-5.9	N/A	N/A
Annual prepayment rate	12.4%-29.8%	N/A	N/A
Annual discount rate	10.3%-10.5%	N/A	N/A
Annual cost to service (per loan)	$44-$45	N/A	N/A
Annual earnings on escrow	2.3%-3.6%	N/A	N/A

Note 24 ❑ Securitizations (continued)

The key economic assumptions used to measure the fair value of other retained interests at the date of securitization were as follows:

	Excess Interest IO	Certificated PO	IO	Subordinated Bond	Residual Interest Certificates 2nd Liens	Residual Interest Certificates HELOC
2004						
Weighted average life (in years)	5.1-6.8	1.8-9.4	3.3-6.2	7.6	2.9	1.7-2.0
Annual prepayment rate	9.3%-14.4%	7.6%-40.0%	25.0%	40.0%	30.0%	40%-45%
Annual discount rate	11.5%	5.11%-17.93%	13.0%	6.1%-8.8%	20.0%	18%-20%
2003						
Weighted average life (in years)	3.5-6.8	6.4-6.5	N/A	N/A	N/A	N/A
Annual prepayment rate	12.4%-29.8%	15.0%	N/A	N/A	N/A	N/A
Annual discount rate	10.3%-10.5%	5.5%-6.9%	N/A	N/A	N/A	N/A

FTN Financial Capital Assets Corporation (FTNFCAC), an indirect wholly-owned subsidiary of FHN, enters into transactions where mortgage loans are purchased, pooled, securitized and sold. During 2004 and 2003, $154.6 million and $528.0 million of mortgage loans were sold for pre-tax gains of $3.3 million and $5.3 million, respectively, that were recognized in capital markets noninterest income. FTNFCAC does not retain servicing rights or any other form of retained interest on these securitizations.

FHN has also securitized certain real estate loans through a real estate mortgage investment conduit (REMIC) in prior years and retained all of the securitized assets. Fair value for these securities was based upon cash flows discounted at a market yield. Market yields were computed by adding Treasury yields at year-end plus an appropriate spread estimated by observing quotes on similarly structured marketable securities and changes in swap spreads.

For the years ended December 31, 2004, 2003 and 2002, cash flows received and paid related to securitizations were as follows:

(Dollars in thousands)	**2004**	2003	2002
Proceeds from initial securitizations	**$26,834,087**	$47,037,436	$30,338,111
Servicing fees received	**232,566**	186,728	168,028
Purchases of GNMA guaranteed mortgages	**315,646**	554,483	786,725
Purchases of delinquent or foreclosed assets	**13,213**	33,581	67,186
Other cash flows received on retained interests*	**6,416**	181,512	153,734

* Other cash flows include all cash flows from other retained interests and REMIC securities.

As of December 31, 2004, the principal amount of loans securitized and other loans managed with them, and the principal amount of delinquent loans, in addition to net credit losses during 2004 are as follows:

(Dollars in thousands)	Total Principal Amount of Loans	Principal Amount of Delinquent Loans*	Net Credit Losses
	On December 31, 2004		**For the Year Ended December 31, 2004**
Type of loan:			
Real estate residential	$70,584,410	$295,257	$19,864
Total loans managed or securitized**	70,584,410	$295,257	$19,864
Loans securitized and sold	(58,302,285)		
Loans held for sale or securitization	(5,037,409)		
Loans held in portfolio	$ 7,244,716		

* Nonaccrual loans and loans 90 days or more past due including $179.8 million of GNMA guaranteed mortgages.

** Securitized loans are real estate residential loans in which FHN has a retained interest other than servicing rights.

Note 25 ❑ Variable Interest Entities

On March 31, 2004, FHN adopted FASB Interpretation No. 46 (FIN 46-R), "Consolidation of Variable Interest Entities (revised December 2003)". FIN 46-R clarifies certain aspects of FIN 46 and provides certain entities with exemptions from the requirements of FIN 46. Additionally, FIN 46-R incorporates the guidance found in eight final FASB Staff Positions (FSPs) that had been issued prior to its release. FIN 46-R requires the consolidation by a business enterprise of variable interest entities (VIE) in which it is the primary beneficiary. FIN 46-R also required the adoption of FIN 46, as of December 31, 2003, for all entities previously considered as special purpose entities and for all VIE created after January 31, 2003. Upon adoption of FIN 46-R, FHN reassessed certain of its nonconsolidated interests as VIE but did not meet the criteria of primary beneficiary and, therefore, has not consolidated any of its VIE.

On December 31, 2003, FHN adopted FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". FHN identified certain of its nonconsolidated interests as VIE but did not meet the criteria of primary beneficiary and, therefore, has not consolidated any of its VIE. Upon adoption of this standard, FHN deconsolidated its subsidiary, Capital I, which has issued $100.0 million of capital securities that are fully and unconditionally guaranteed by FHN.

Since 1997, First Tennessee Housing Corporation (FTHC), a wholly-owned subsidiary, makes equity investments as a limited partner, in various partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit (LIHTC) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN's community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within FHN's primary geographic region. On December 31, 2004 and 2003, FTHC's maximum exposure to loss resulting from those LIHTC investments was $112.9 million and $118.9 million, respectively. This represents the investment value of $106.3 million and $108.7 million included in "Capital markets receivables and other assets" on the Consolidated Statements of Condition and unfunded commitments of $6.6 million and $10.2 million on December 31, 2004 and 2003, respectively.

Note 26 ❑ Parent Company Financial Information

Following are condensed statements of the parent company:

Statements of Condition	December 31	
(Dollars in thousands)	**2004**	2003
Assets:		
Cash	**$ 46**	$ -
Securities purchased from subsidiary bank under agreements to resell	**148,393**	34,239
Total cash and cash equivalents	**148,439**	34,239
Investment in bank time deposits	**30,777**	153,967
Securities available for sale	**32,976**	50,485
Investments in subsidiaries:		
Bank	**2,306,458**	1,953,985
Non-bank	**34,239**	35,136
Other assets	**249,683**	168,819
Total assets	**$2,802,572**	$2,396,631
Liabilities and shareholders' equity:		
Commercial paper and other short-term borrowings	**$ 23,712**	$ 31,793
Accrued employee benefits and other liabilities	**278,834**	202,148
Term borrowings	**459,043**	272,372
Total liabilities	**761,589**	506,313
Shareholders' equity	**2,040,983**	1,890,318
Total liabilities and shareholders' equity	**$2,802,572**	$2,396,631

Statements of Income	Year Ended December 31		
(Dollars in thousands)	**2004**	2003	2002
Dividend income:			
Bank	**$110,109**	$272,987	$159,332
Non-bank	**9,059**	8,545	7,708
Total dividend income	**119,168**	281,532	167,040
Interest income	**3,816**	3,848	3,491
Other income	**4,801**	686	228
Total income	**127,785**	286,066	170,759
Interest expense:			
Short-term debt	**252**	314	395
Term borrowings	**13,581**	15,352	16,061
Total interest expense	**13,833**	15,666	16,456
Compensation, employee benefits and other expense	**28,944**	59,863	25,685
Total expense	**42,777**	75,529	42,141
Income before income taxes and equity in undistributed net income of subsidiaries	**85,008**	210,537	128,618
Applicable income taxes	**(20,899)**	(34,125)	(18,375)
Income before equity in undistributed net income of subsidiaries	**105,907**	244,662	146,993
Equity in undistributed net income of subsidiaries:			
Bank	**349,999**	229,404	228,949
Non-bank	**(1,498)**	(757)	509
Net income	**$454,408**	$473,309	$376,451

Note 26 ❑ Parent Company Financial Information (continued)

Statements of Cash Flows	Year Ended December 31		
(Dollars in thousands)	**2004**	2003	2002
Operating activities:			
Net income	**$454,408**	$473,309	$376,451
Less undistributed net income of subsidiaries	**348,501**	228,647	229,458
Income before undistributed net income of subsidiaries	**105,907**	244,662	146,993
Adjustments to reconcile income to net cash provided by operating activities:			
Deferred income tax benefit	**(10,657)**	(319)	(575)
Depreciation and amortization	**5,122**	9,182	3,477
Loss on debt purchase	**-**	5,766	-
(Gain)/loss on sale of securities	**(2,408)**	(284)	49
Net change in interest receivable and other assets	**(63,809)**	(116,934)	(309)
Net change in interest payable and other liabilities	**69,293**	108,740	16,949
Total adjustments	**(2,459)**	6,151	19,591
Net cash provided by operating activities	**103,448**	250,813	166,584
Investing activities:			
Securities:			
Sales and prepayments	**20,926**	356	212
Purchases	**(190)**	(362)	(450)
Decrease/(increase) in investment in bank time deposits	**123,190**	(56,000)	14,000
Advances to subsidiaries	**-**	-	(35)
Proceeds from sale of a subsidiary	**-**	49,833	-
Return on investment in subsidiary	**5,005**	1,614	10,000
Cash investments in subsidiaries	**(10,000)**	(1,930)	(1,945)
Net cash provided/(used) by investing activities	**138,931**	(6,489)	21,782
Financing activities:			
Common stock:			
Exercise of stock options	**67,935**	77,591	51,015
Cash dividends	**(198,495)**	(150,863)	(125,736)
Repurchase of shares	**(184,224)**	(209,263)	(111,187)
Term borrowings:			
Payment	**(9,500)**	(57,739)	-
Issuance	**204,186**	99,350	-
(Decrease)/increase in short-term borrowings	**(8,081)**	4,098	3,422
Net cash used by financing activities	**(128,179)**	(236,826)	(182,486)
Net increase in cash and cash equivalents	**114,200**	7,498	5,880
Cash and cash equivalents at beginning of year	**34,239**	26,741	20,861
Cash and cash equivalents at end of year	**$148,439**	$ 34,239	$ 26,741
Total interest paid	**$ 11,132**	$ 15,326	$ 16,210
Total income taxes paid	**159,700**	133,950	120,740

CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES (Unaudited)

(Fully taxable equivalent) *(Dollars in millions)*	2004 Average Balance	2004 Interest Income/ Expense	2004 Average Yields/ Rates	2003 Average Balance	2003 Interest Income/ Expense	2003 Average Yields/ Rates	Average Balance Growth (%) 04/03
Assets:							
Earning assets:							
Loans, net of unearned income**	**$15,384.6**	**$ 775.1**	**5.04%**	$12,656.3	$ 658.1	5.20%	21.6 +
Investment securities:							
U.S. Treasuries	**48.4**	**.8**	**1.67**	45.3	.7	1.62	6.8 +
U.S. government agencies	**2,194.9**	**95.6**	**4.35**	2,107.6	88.7	4.21	4.1 +
States and municipalities	**10.8**	**.7**	**6.52**	22.1	1.5	6.80	51.1 -
Other	**195.0**	**7.7**	**3.96**	369.9	21.0	5.69	47.3 -
Total investment securities	**2,449.1**	**104.8**	**4.28**	2,544.9	111.9	4.40	3.8 -
Other earning assets:							
Loans held for sale	**4,179.4**	**226.8**	**5.43**	4,420.7	229.1	5.18	5.5 -
Investment in bank time deposits	**8.6**	**.1**	**1.04**	1.7	.1	.82	405.9 +
Federal funds sold and securities purchased under agreements to resell	**722.2**	**7.6**	**1.06**	656.3	4.9	.75	10.0 +
Mortgage banking trading securities	**221.3**	**26.7**	**12.05**	154.7	16.9	10.94	43.1 +
Capital markets securities inventory	**753.1**	**26.8**	**3.56**	894.3	33.7	3.76	15.8 -
Total other earning assets	**5,884.6**	**288.0**	**4.90**	6,127.7	284.7	4.65	4.0 -
Total earning assets	**23,718.3**	**1,167.9**	**4.92**	21,328.9	1,054.7	4.94	11.2 +
Allowance for loan losses	**(165.2)**			(160.3)			3.1 +
Cash and due from banks	**739.2**			748.3			1.2 -
Premises and equipment, net	**364.4**			300.7			21.2 +
Capital markets receivables and other assets	**2,649.1**			2,916.0			9.2 -
Total assets/Interest income	**$27,305.8**	**$1,167.9**		$25,133.6	$1,054.7		8.6 +
Liabilities and shareholders' equity:							
Interest-bearing liabilities:							
Interest-bearing deposits:							
Savings	**$ 293.8**	**$ .4**	**.14%**	$ 306.1	$ .8	.27%	4.0 -
Checking interest and money market	**3,846.1**	**24.0**	**.62**	3,659.7	22.8	.62	5.1 +
Certificates of deposit under $100,000 and other time	**1,947.0**	**60.1**	**3.08**	1,866.3	57.1	3.06	4.3 +
Total interest-bearing core deposits	**6,086.9**	**84.5**	**1.39**	5,832.1	80.7	1.38	4.4 +
Certificates of deposit $100,000 and more	**6,875.3**	**108.0**	**1.57**	5,165.5	69.4	1.34	33.1 +
Federal funds purchased and securities sold under agreements to repurchase	**3,685.2**	**45.1**	**1.22**	3,712.7	36.9	.99	.7 -
Commercial paper and other short-term borrowings	**614.1**	**22.7**	**3.69**	659.9	25.2	3.82	6.9 -
Term borrowings	**2,248.0**	**50.2**	**2.24**	1,342.9	35.4	2.64	67.4 +
Total interest-bearing liabilities	**19,509.5**	**310.5**	**1.59**	16,713.1	247.6	1.48	16.7 +
Demand deposits	**1,805.6**			2,076.0			13.0 -
Other noninterest-bearing deposits	**2,867.7**			3,038.0			5.6 -
Capital markets payables and other liabilities	**1,217.0**			1,383.9			12.1 -
Guaranteed preferred beneficial interests in First Horizon's junior subordinated debentures (Note 11)	**-**			100.0			100.0 -
Preferred stock of subsidiary (Note 12)	**.5**			22.2			97.7 -
Shareholders' equity	**1,905.5**			1,800.4			5.8 +
Total liabilities and shareholders' equity/Interest expense	**$27,305.8**	**$ 310.5**		$25,133.6	$ 247.6		8.6 +
Net interest income-tax equivalent basis/Yield		**$ 857.4**	**3.62%**		$ 807.1	3.78%	
Fully taxable equivalent adjustment		**(1.1)**			(1.3)		
Net interest income		**$ 856.3**			$ 805.8		
Net interest spread			**3.33%**			3.46%	
Effect of interest-free sources used to fund earning assets			**.29**			.32	
Net interest margin			**3.62%**			3.78%	

Certain previously reported amounts have been reclassified to agree with current presentation.
Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

2002			2001			2000			1999			Average Balance Growth (%)
Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	04/99*
$10,634.5	$ 666.6	6.27%	$10,104.3	$ 812.5	8.04%	$ 9,932.0	$ 915.9	9.22%	$ 8,818.8	$ 754.6	8.56%	11.8 +
55.5	1.7	3.04	31.5	1.6	4.98	33.0	2.1	6.41	79.2	5.0	6.30	9.4 -
1,819.7	106.8	5.87	1,781.0	116.5	6.54	1,734.7	117.7	6.78	1,631.9	105.5	6.46	6.1 +
34.9	2.5	7.30	50.8	3.8	7.53	48.7	3.6	7.49	50.7	3.8	7.56	26.6 -
556.3	32.8	5.89	732.0	47.5	6.49	1,046.3	76.8	7.34	940.9	66.2	7.04	27.0 -
2,466.4	143.8	5.83	2,595.3	169.4	6.53	2,862.7	200.2	6.99	2,702.7	180.5	6.68	2.0 -
3,024.2	184.0	6.09	2,388.0	165.9	6.95	2,450.8	197.3	8.05	3,217.7	231.3	7.19	5.4 +
1.8	.1	2.07	1.9	.1	6.56	2.1	.1	5.07	9.8	.5	4.76	2.6 -
404.8	5.5	1.35	226.5	7.0	3.07	328.4	20.0	6.10	292.6	13.9	4.75	19.8 +
131.3	12.5	9.55	127.5	12.1	9.48	-	-	-	-	-	-	N/A
734.4	31.2	4.25	681.9	36.6	5.37	519.5	34.7	6.68	542.1	31.6	5.82	6.8 +
4,296.5	233.3	5.43	3,425.8	221.7	6.47	3,300.8	252.1	7.64	4,062.2	277.3	6.82	7.7 +
17,397.4	1,043.7	6.00	16,125.4	1,203.6	7.46	16,095.5	1,368.2	8.50	15,583.7	1,212.4	7.78	8.8 +
(151.2)			(145.2)			(140.0)			(136.7)			3.9 +
775.3			756.5			815.8			779.3			1.1 -
246.3			268.7			294.6			288.5			4.8 +
2,436.2			2,221.8			2,259.4			2,110.5			4.7 +
$20,704.0	$1,043.7		$19,227.2	$1,203.6		$19,325.3	$1,368.2		$18,625.3	$1,212.4		8.0 +
$ 302.7	$ 2.2	.72%	$ 304.4	$ 3.8	1.26%	$ 337.4	$ 5.5	1.64%	$ 350.0	$ 5.8	1.65%	3.4 -
3,557.5	37.1	1.04	3,548.2	84.9	2.39	3,371.5	110.8	3.29	3,551.2	104.3	2.94	1.6 +
1,937.1	71.2	3.68	2,092.3	111.1	5.31	2,310.3	129.2	5.59	2,398.4	123.8	5.16	4.1 -
5,797.3	110.5	1.91	5,944.9	199.8	3.36	6,019.2	245.5	4.08	6,299.6	233.9	3.71	.7 -
3,843.0	79.8	2.08	3,142.7	137.1	4.36	3,959.7	254.9	6.44	3,163.9	165.9	5.24	16.8 +
3,134.3	45.5	1.45	3,162.7	115.6	3.66	2,899.4	169.4	5.84	2,292.9	104.7	4.57	10.0 +
537.4	22.2	4.13	565.3	29.9	5.30	1,050.4	70.6	6.72	1,631.4	88.4	5.42	17.8 -
685.5	28.6	4.17	521.5	30.2	5.79	384.3	24.3	6.34	371.1	24.8	6.69	43.4 +
13,997.5	286.6	2.05	13,337.1	512.6	3.84	14,313.0	764.7	5.34	13,758.9	617.7	4.49	7.2 +
1,882.0			1,660.7			1,759.2			1,974.1			1.8 -
2,152.5			1,792.3			1,193.9			972.0			24.2 +
959.4			891.8			675.1			633.5			13.9 +
100.0			100.0			100.0			100.0			100.0 -
44.3			44.0			7.5			-			N/A
1,568.3			1,401.3			1,276.6			1,186.8			9.9 +
$20,704.0	$ 286.6		$19,227.2	$ 512.6		$19,325.3	$ 764.7		$18,625.3	$ 617.7		8.0 +
	$ 757.1	4.35%		$ 691.0	4.29%		$ 603.5	3.75%		$ 594.7	3.82%	
	(1.5)			(2.1)			(2.6)			(3.0)		
	$ 755.6			$ 688.9			$ 600.9			$ 591.7		
		3.95%			3.62%			3.16%			3.29%	
		.40			.67			.59			.53	
		4.35%			4.29%			3.75%			3.82%	

* Compound annual growth rate
** Includes loans on nonaccrual status.

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

(Dollars in millions except per share data)	2004	2003	2002	2001	2000	1999	Growth Rates (%) 04/03	04/99*
Interest income:								
Interest and fees on loans	**$ 774.7**	$ 657.6	$ 666.0	$ 811.7	$ 915.0	$ 753.7	17.8 +	.6 +
Investment securities	**104.2**	111.2	143.0	168.2	198.8	178.6	6.3 -	10.2 -
Loans held for sale	**226.8**	229.1	184.0	165.9	197.3	231.3	1.0 -	.4 -
Trading securities inventory	**53.4**	50.5	43.7	48.6	34.4	31.4	5.7 +	11.2 +
Other earning assets	**7.7**	5.0	5.5	7.1	20.1	14.4	54.0 +	11.8 -
Total interest income	**1,166.8**	1,053.4	1,042.2	1,201.5	1,365.6	1,209.4	10.8 +	.7 -
Interest expense:								
Deposits:								
Savings	**.4**	.8	2.2	3.8	5.5	5.8	50.0 -	41.4 -
Checking interest and money market	**24.0**	22.8	37.0	84.9	110.8	104.3	5.3 +	25.5 -
Certificates of deposit under $100,000 and other time	**60.1**	57.2	71.3	111.1	129.2	123.8	5.1 +	13.5 -
Certificates of deposit $100,000 and more	**108.0**	69.3	79.8	137.1	254.9	165.9	55.8 +	8.2 -
Short-term borrowings	**67.7**	62.1	67.7	145.5	240.0	193.1	9.0 +	18.9 -
Term borrowings	**50.3**	35.4	28.6	30.2	24.3	24.8	42.1 +	15.2 +
Total interest expense	**310.5**	247.6	286.6	512.6	764.7	617.7	25.4 +	12.9 -
Net interest income	**856.3**	805.8	755.6	688.9	600.9	591.7	6.3 +	7.7 +
Provision for loan losses	**48.3**	86.7	92.2	93.2	67.5	57.4	44.3 -	3.4 -
Net interest income after provision	**808.0**	719.1	663.4	595.7	533.4	534.3	12.4 +	8.6 +
Noninterest income:								
Mortgage banking	**444.8**	649.5	436.7	285.0	122.5	298.2	31.5 -	8.3 +
Capital markets	**376.5**	538.9	448.0	344.3	118.7	126.9	30.1 -	24.3 +
Deposit transactions and cash management	**148.5**	146.7	143.3	133.6	116.1	106.2	1.2 +	6.9 +
Merchant processing	**75.1**	57.6	48.4	45.4	48.2	49.7	30.3 +	8.6 +
Insurance commissions	**56.1**	57.8	50.4	16.8	12.2	10.9	2.9 -	38.7 +
Trust services and investment management	**47.3**	45.9	48.4	56.7	65.8	59.8	3.1 +	4.6 -
Gains on divestitures	**7.0**	22.5	4.6	80.4	157.6	4.2	NM	NM
Equity securities gains/(losses), net	**2.0**	8.5	(9.4)	(3.3)	.8	2.3	NM	NM
Debt securities gains/(losses), net	**18.7**	(6.1)	.2	(1.0)	(5.0)	-	NM	NM
All other income	**187.1**	146.3	141.3	137.1	160.2	130.3	27.9 +	7.5 +
Total noninterest income	**1,363.1**	1,667.6	1,311.9	1,095.0	797.1	788.5	18.3 -	11.6 +
Adjusted gross income after provision	**2,171.1**	2,386.7	1,975.3	1,690.7	1,330.5	1,322.8	9.0 -	10.4 +
Noninterest expense:								
Employee compensation, incentives and benefits	**915.0**	995.6	830.6	670.9	508.3	488.7	8.1 -	13.4 +
Occupancy	**89.4**	83.6	76.7	69.1	80.5	73.1	7.0 +	4.1 +
Equipment rentals, depreciation and maintenance	**72.7**	69.0	68.7	74.1	68.2	57.8	5.4 +	4.7 +
Operations services	**67.5**	67.9	60.2	59.6	70.9	64.6	.6 -	.9 +
Communications and courier	**49.6**	50.5	45.1	42.2	41.9	45.3	1.9 -	1.8 +
Amortization of intangible assets	**9.5**	8.0	6.2	10.8	11.7	10.5	19.6 +	1.9 -
All other expense	**300.6**	393.1	329.7	275.4	212.0	203.4	23.5 -	8.1 +
Total noninterest expense	**1,504.3**	1,667.7	1,417.2	1,202.1	993.5	943.4	9.8 -	9.8 +
Income before income taxes	**666.8**	719.0	558.1	488.6	337.0	379.4	7.3 -	11.9 +
Provision for income taxes	**212.4**	245.7	181.6	162.2	104.4	131.9	13.6 -	10.0 +
Income before cumulative effect of changes in accounting principles	**454.4**	473.3	376.5	326.4	232.6	247.5	4.0 -	12.9 +
Cumulative effect of changes in accounting principles, net of tax	**-**	-	-	(8.2)	-	-	-	-
Net income	**$ 454.4**	$ 473.3	$ 376.5	$ 318.2	$ 232.6	$ 247.5	4.0 -	12.9 +
Fully taxable equivalent adjustment	**$ 1.1**	$ 1.3	$ 1.5	$ 2.1	$ 2.6	$ 3.0	15.4 -	18.2 -
Earnings per common share before cumulative effect of changes in accounting principles	**$ 3.64**	$ 3.73	$ 2.97	$ 2.55	$ 1.79	$ 1.90	2.4 -	13.9 +
Earnings per common share	**$ 3.64**	$ 3.73	$ 2.97	$ 2.49	$ 1.79	$ 1.90	2.4 -	13.9 +
Diluted earnings per common share before cumulative effect of changes in accounting principles	**$ 3.54**	$ 3.62	$ 2.89	$ 2.48	$ 1.77	$ 1.85	2.2 -	13.9 +
Diluted earnings per common share	**$ 3.54**	$ 3.62	$ 2.89	$ 2.42	$ 1.77	$ 1.85	2.2 -	13.9 +

* Compound annual growth rate.

Certain previously reported amounts have been reclassified to agree with current presentation.

NM - Due to the variable nature of these items the growth rate is considered to be not meaningful.



FIRST HORIZON
NATIONAL CORPORATION



FIRST HORIZON
NATIONAL CORPORATION